As filed with the Securities and Exchange Commission on January 28, 2019

Securities Act Registration No. 333- 220266

Investment Company Act Registration No. 811-22749

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [  ]

[ ]	Pre-Effective Amendment No._

[X]	Post-Effective Amendment No. 2

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [  ]

[X]	Amendment No. 18

(Check appropriate box or boxes.)

Resource Real Estate Diversified Income Fund

(Exact Name of Registrant as Specified in Charter)

717 Fifth Avenue, 14th Floor

New York, NY 10022

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (212) 506-3899

The Corporation Trust Company

Corporation Trust Center, 1209 Orange Street

Wilmington, DE 19801

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser Thompson Hine LLP 41 South High Street, 17th Floor Columbus, OH 43215 (614) 469-3217	Lawrence S. Block Resource Real Estate Diversified Income Fund 717 Fifth Avenue, 14th Floor New York, NY 10022 (212) 506-3899

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

It is proposed that this filing will become effective:

[X]	Immediately upon filing pursuant to paragraph (b)
[ ]	On (date) pursuant to paragraph (b)
[ ]	60 days after filing pursuant to paragraph (a)
[ ]	On (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PROSPECTUS Class A Shares (RREDX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class A shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 34 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. As of January 14, 2019, the Fund’s net asset value per share was $10.28 for Class A shares. Any sales load will be deducted from the proceeds paid to the Fund. The maximum sales load is 5.75% of the amount invested for Class A shares. The minimum initial investment by a shareholder for Class A shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $1,000. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-22 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines “real estate and real estate related industry securities” to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

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The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

2

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class A shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class A shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes. The Fund also offers Class C, Class D, Class I, Class W, Class U, Class T and Class L shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class A shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

3

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

4

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries.

5

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

6

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class A
Maximum Sales Load[1] (as a percent of offering price)	5.75%
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase[2] (as a percent of original purchase price)	0.50%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[3]	0.77%
Other Expenses
Shareholder Servicing Expenses	0.25%
Distribution Fee	None
All Other Expenses[4]	0.70%
Acquired Fund Fees and Expenses[5,6]	None
Total Annual Expenses	2.97%
Fee Waiver and Reimbursement[7]	(0.21)%
Total Annual Expenses (after fee waiver and reimbursement)	2.76%

1.

The “maximum sales load” includes selling commissions and dealer manager fees of 5.00% and 0.75%, respectively, of the Fund’s public offering price per Class A share. In no event will the aggregate selling commissions exceed 5.75% of the gross offering proceeds received attributable to Class A shares.

2.

Shareholders tendering Class A shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee.

3.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
4.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

5.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

6.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

7.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class A shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchasing Shares” starting on page 31 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$84	$140	$201	$364

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, you redeemed your shares in full at the end of such period, and the Expense Limitation Agreement is effective during the 1-Year period shown.

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Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$89	$140	$201	$364

*

If the Early Withdrawal Charge applies. See “Early Withdrawal Charge” under “Quarterly Repurchases of Shares.” If the Early Withdrawal Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class A Shares would be $84, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class A share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented.

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		Year Ended February 28, 2015	For the Period Ended February 28, 2014(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.19	$10.26	$9.81	$10.52		$9.75	$10.00

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.30	0.39	0.34	0.21		0.33	0.24
Net realized and unrealized gain/(loss) on investments	0.58	0.17	0.71	(0.47)		1.05	(0.06)
Total income/(loss) from investment operations	0.88	0.56	1.05	(0.26)		1.38	0.18

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.24)	(0.31)	(0.32)	(0.17)		(0.48)	(0.39)
From net realized gain on investments	(0.15)	(0.12)	—	(0.03)		(0.05)	(0.00	)(e)
From return of capital	(0.21)	(0.20)	(0.28)	(0.25)		(0.08)	(0.04)
Total distributions	(0.60)	(0.63)	(0.60)	(0.45)		(0.61)	(0.43)
INCREASE/DECREASE IN NET ASSET VALUE	0.28	(0.07)	0.45	(0.71)		0.77	(0.25)
NET ASSET VALUE, END OF PERIOD	$10.47	$10.19	$10.26	$9.81		$10.52	$9.75

TOTAL RETURN(f)(g)	9.00%	5.67%	11.09%	(2.50)%		14.70%	2.03%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$86,965	$84,231	$61,470	$37,399		$27,830	$4,823

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(h)
Expenses, gross	2.97%	2.90%	2.78%	3.30	%(i)	4.81%	24.79	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.76%	2.69%	2.39%	2.24	%(i)	2.29%	2.32	%(i)
Excluding interest expense:(h)
Expenses, gross	2.20%	2.20%	2.38%	3.05	%(i)	4.51%	24.46	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.99%	1.99%	1.99%	1.99	%(i)	1.99%	1.99	%(i)
Net investment income(d)(h)	2.97%	3.81%	3.47%	3.57	%(i)	3.21%	2.54	%(i)

PORTFOLIO TURNOVER RATE	78%	11%	21%	5	%(j)	91%	4	%(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415	$36,821	$12,373		$5,188	$64
Asset coverage per $1,000 (000s)	$6,515	$4,912	$4,808	$6,249		$7,319	$76,226

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class A commenced operations on March 12, 2013.
(c)	Per share numbers have been calculated using the average shares method.

9

(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)	Amount is less than $(0.005).
(f)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized. Returns shown exclude applicable sales charges.

(g)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(h)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(i)	Annualized.
(j)	Not annualized.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term “real estate and real estate related industry securities” also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

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The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

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REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to

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satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

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Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

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Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

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Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

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Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

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Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous

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factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment

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Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a

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broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public

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Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

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Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class A shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at MUFG Union Bank, N.A., with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

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Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class A shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class A shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class A shares are offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for

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determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.RREDIF.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

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From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 0.50% on the purchase of Class A shares of $1 million or more. Shareholders tendering Class A shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee. The Distributor may waive the imposition of the early withdrawal charge in the event of shareholder death or shareholder disability. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. Class A shares (with respect to purchases of under $1 million) will not be subject to an early withdrawal charge.

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Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

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This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

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All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

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Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class A shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited*	None	8,401,317.1040

*	subject to a $1 billion limit on the Fund

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class A shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class A share class.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

About the Dealer Manager. The dealer manager for this offering is Resource Securities LLC (“Resource Securities”), an affiliate of the Adviser. Resource Securities was formed in 2004 and registered as a broker-dealer with the SEC and FINRA in April 2005. Resource Securities receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class A shares. In its capacity as dealer manager of this offering, Resource Securities receives dealer manager fees of 0.75% of the Fund’s public offering price per Class A share. The Dealer Manager may pay other broker-dealers for support in the sales, promotional and marketing services provided to the Fund.

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Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

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In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class A shares are sold at the prevailing net asset value per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

●

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares; and

●

shareholders tendering Class A shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee.

Investors in Class A shares will pay a sales load based on the amount of their investment, which may range from 1.00% to 5.75%, as set forth in the table below. A reallowance will be made from the sales load paid by each investor as shown on the table below. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Invested	Broker Commission	Dealer Manager Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested	Dealer Reallowance*
Under $100,000	5.00%	0.75%	5.75%	6.10%	5.50%*
$100,000 to $249,999	4.00%	0.75%	4.75%	4.99%	4.50%*
$250,000 to $499,999	3.00%	0.75%	3.75%	3.90%	3.50%*
$500,000 to $999,999	2.00%	0.50%	2.50%	2.56%	2.25%**
$1,000,000 and above	1.00%	0.00%	1.00%	1.01%	1.00%

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*	Dealer reallowance includes 0.50% from the dealer manager fee.
**	Dealer reallowance includes 0.25% from the dealer manager fee.

You will be able to buy Class A shares without either a broker commission or dealer manager fee (i.e., “load-waived”) when you are:

●	a current or former Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Adviser; or

●	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

You will be able to buy Class A shares without a broker commission when you are:

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund.

No selling commissions or dealer manager fees will be payable on shares purchased through the Fund’s dividend reinvestment policy.

In addition, concurrent purchases of Class A shares of the Fund and Class A shares of Resource Credit Income Fund by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor with the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund and Class A shares of Resource Credit Income Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse or domestic partner purchasing shares for your own account or trust or trust or custodial accounts for your minor children; or

●

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse or domestic partner and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund and Class A shares of Resource Credit Income Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund and Class A shares of Resource Credit Income Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for Class A shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouses or domestic partners). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer

33

agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class A shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class A shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

34

PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

35

WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

36

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class A Shares (RREDX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS Class C Shares (CRREX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class C shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 33 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income, and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. As of January 14, 2019 the Fund’s net asset value per share was $10.28 for Class C shares. Any sales load will be deducted from the proceeds paid to the Fund. The minimum initial investment by a shareholder for Class C shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $1,000. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-21 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines real estate and real estate related industry securities to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests, and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term real estate and real estate related industry securities to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

1

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

2

While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.74% per annum of the Fund’s average daily net assets attributable to Class C shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Distribution Fees. The Class C shares pay to the Distributor a distribution fee (the “Distribution Fee”) that accrues at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a quarterly basis. All Distribution Fees are paid by the Distributor to the selling broker dealers. See “Plan of Distribution.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class C shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes. The Fund also offers Class A, Class D, Class I, Class L, Class W, Class U and Class T shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class C shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

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Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

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Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

5

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory

6

contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class C
Maximum Sales Load (as a percent of offering price)	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	1.00%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[1]	0.77%
Other Expenses
Shareholder Servicing Expenses	0.25%
Distribution Fee	0.75%
All Other Expenses[2]	0.71%
Acquired Fund Fees and Expenses[3,4]	None
Total Annual Expenses	3.73%
Fee Waiver and Reimbursement[5]	(0.22)%
Total Annual Expenses (after fee waiver and reimbursement)	3.51%

1.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
2.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

3.

Acquired Fund Fees and Expenses are the indirect costs of investing investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

4.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

5.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.74% per annum of the Fund’s average daily net assets attributable to Class C shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class C Shares	$35	$110	$189	$394

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, you redeemed your shares in full at the end of such period, and the Expense Limitation Agreement is effective during the 1-Year period shown.

Share Class	1 Year	3 Years	5 Years	10 Years
Class C Shares	$45	$110	$189	$394

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class C share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual Report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		For the Period Ended February 28, 2015(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.19	$10.25	$9.81	$10.50		$10.06

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.23	0.32	0.28	0.18		0.14
Net realized and unrealized gain/(loss) on investments	0.57	0.18	0.68	(0.48)		0.58
Total income/(loss) from investment operations	0.80	0.50	0.96	(0.30)		0.72

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.20)	(0.27)	(0.27)	(0.14)		(0.20)
From net realized gain on investments	(0.14)	(0.12)	—	(0.03)		(0.05)
From return of capital	(0.18)	(0.17)	(0.25)	(0.22)		(0.03)
Total distributions	(0.52)	(0.56)	(0.52)	(0.39)		(0.28)
INCREASE/DECREASE IN NET ASSET VALUE	0.28	(0.06)	0.44	(0.69)		0.44
NET ASSET VALUE, END OF PERIOD	$10.47	$10.19	$10.25	$9.81		$10.50

TOTAL RETURN(e)(f)	8.17%	4.97%	10.15%	(2.86)%		7.33%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$62,367	$57,559	$33,114	$13,436		$3,732

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(g)
Expenses, gross	3.73%	3.71%	3.53%	4.04	%(h)	6.37	%(h)
Expenses, net of fees waived/expenses reimbursed by investment adviser	3.51%	3.47%	3.14%	2.99	%(h)	3.04	%(h)
Excluding interest expense:(g)
Expenses, gross	2.96%	2.98%	3.13%	3.79	%(h)	6.07	%(h)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.74%	2.74%	2.74%	2.74	%(h)	2.74	%(h)
Net investment income(d)(g)	2.24%	3.11%	2.87%	2.97	%(h)	2.34	%(h)

PORTFOLIO TURNOVER RATE	78%	11%	21%	5	%(i)	91	%(i)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415	$36,821	$12,373		$5,188
Asset coverage per $1,000 (000s)	$6,515	$4,912	$4,808	$6,249		$7,319

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class C commenced operations on August 1, 2014.
(c)	Per share numbers have been calculated using the average shares method.
(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(f)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(g)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(h)	Annualized.
(i)	Not annualized.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term “real estate and real estate related industry securities” also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

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The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs . The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

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Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

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The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

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The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

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Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

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CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

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Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain

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issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

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●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management

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depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s

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basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.74% per annum of the Fund’s average daily net assets attributable to Class C shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

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Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class C shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class C shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class C shares are offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

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The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser

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selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

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If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 1.00% of the purchase price of Class C shares. Shareholders who tender for repurchase of such shareholder’s Class C shares within 365 days of purchase will be subject to an early withdrawal charge of 1.00% of the original purchase price. The Distributor may waive the imposition of the early withdrawal charge in the event of shareholder death or shareholder disability. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund

26

borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such

27

written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments

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that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class C shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class C Shares	Unlimited*	None	6,246,534.0410

*	subject to a $1 billion limit on the Fund

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. The Class C shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class C shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares. Upon a purchase of Class C shares, selling broker dealers receive a fee equal to 1.00% of the amount invested. Brokers dealers begin to receive the Distribution Fee and shareholder servicing fee at the end of the first quarter after Class C shares have been held by the investor for one full year.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for

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wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

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Purchase Terms

Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

●

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares;

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares; and

●

an early withdrawal charge equal to 1.00% of the original purchase price of Class C shares repurchased by the Fund for repurchases of Class C shares during the 365 days following such shareholder’s initial purchase.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class C shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class C shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class C shares.

Distribution Plan

The Fund, with respect to its Class C shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class C shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class C shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

32

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

33

PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

34

WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

35

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class C Shares (CRREX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS Class D Shares (DRREX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class D shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 33 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income, and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. The Fund anticipates offering its Class D shares through Alternative Investment Products, an alternative investments platform developed and maintained by The Depository Trust & Clearing Corporation. As of January 14, 2019, the Fund’s net asset value per share was $10.44 for Class D shares. Any sales load will be deducted from the proceeds paid to the Fund. Class D shares are not subject to sales loads. The minimum initial investment by a shareholder for Class D shares is $2,500 for all accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $2,500. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-21 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines "real estate and real estate related industry securities" to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

1

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

2

While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.49% per annum of the Fund’s average daily net assets attributable to Class D shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class D shares. The Fund began continuously offering its common shares on March 11, 2013. As of February 10, 2015, the Fund created its Class D shares. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes other than Class D shares. The Fund also offers Class A, Class C, Class I, Class L, Class W, Class U and Class T shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class D shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

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Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

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Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

5

●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects to do so, the shareholder’s distributions will not be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who do not participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class D
Maximum Sales Load (as a percent of offering price)	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[1]	0.78%
Other Expenses
Shareholder Servicing Expenses	0.25%
Dealer Manager Fee	0.50%
All Other Expenses[2]	0.60%
Acquired Fund Fees and Expenses[3,4]	None
Total Annual Expenses[5]	3.38%
Fee Waiver and Reimbursement[6]	(0.11)%
Total Annual Expenses (after fee waiver and reimbursement)	3.27%

1.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
2.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

3.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

4.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

5.

The Total Annual Expenses in this fee table do not correlate to the expense ratio in the financial highlights, but rather reflect the Fund’s current (i) expense levels and (ii) expense limitation agreement.

6.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.49% per annum of the Fund’s average daily net assets attributable to Class D shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class D Shares	$33	$102	$174	$365

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class D share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented.

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		For the Period Ended February 28, 2015(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.35	$10.41	$9.97	$10.67		$10.72

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.24	0.35	0.31	0.24		0.00	(e)
Net realized and unrealized gain/(loss) on investments	0.61	0.17	0.69	(0.52)		(0.05)
Total income/(loss) from investment operations	0.85	0.52	1.00	(0.28)		(0.05)

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.21)	(0.28)	(0.30)	(0.15)		—
From net realized gain on investments	(0.15)	(0.12)	—	(0.03)		—
From return of capital	(0.20)	(0.18)	(0.26)	(0.24)		—
Total distributions	(0.56)	(0.58)	(0.56)	(0.42)		—
INCREASE/DECREASE IN NET ASSET VALUE	0.29	(0.06)	0.44	(0.70)		(0.05)
NET ASSET VALUE, END OF PERIOD	$10.64	$10.35	$10.41	$9.97		$10.67

TOTAL RETURN(f)(g)	8.50%	5.24%	10.35%	(2.69)%		(0.47)%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$6,725	$10,645	$5,605	$2,131		$2

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(h)
Expenses, gross	3.38%	3.45%	3.25%	3.85	%(i)	8.19	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	3.27%	3.23%	2.89%	2.74	%(i)	2.78	%(i)
Excluding interest expense:(h)
Expenses, gross	2.60%	2.71%	2.85%	3.60	%(i)	7.90	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.49%	2.49%	2.49%	2.49	%(i)	2.49	%(i)
Net investment income(d)(h)	2.35%	3.40%	3.12%	4.13	%(i)	0.47	%(i)

PORTFOLIO TURNOVER RATE	78%	11%	21%	5	%(j)	91	%(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415	$36,821	$12,373		$5,188
Asset coverage per $1,000 (000s)	$6,515	$4,912	$4,808	$6,249		$7,319

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class D commenced operations on February 13, 2015.
(c)	Per share numbers have been calculated using the average shares method.
(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)	Amount is less than $0.005.
(f)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(g)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(h)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(i)	Annualized.
(j)	Not annualized.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines "real estate and real estate related industry securities" to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term real estate and real estate related industry securities also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

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The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

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Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

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The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

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The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

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Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

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CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

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Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain

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issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

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●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly

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available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund's assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s

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basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S. Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.49% per annum of the Fund’s average daily net assets attributable to Class D shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

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Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class D shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class D shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class D shares are offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

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The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds,Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser

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selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

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If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

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The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

If a registered owner of shares so elects, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders do not participate in the dividend reinvestment policy unless they elect to do so. A shareholder electing to participate in the dividend reinvestment policy will continue to do so unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who wish to have Distributions automatically reinvested should so notify the Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

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The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class D shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class D Shares	Unlimited*	None	614,004.6320

*	subject to a $1 billion limit on the Fund

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares,

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but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class D shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class D share class.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

About the Dealer Manager. The dealer manager for this offering is Resource Securities LLC (“Resource Securities”), an affiliate of the Adviser. Resource Securities was formed in 2004 and registered as a broker-dealer with the SEC and FINRA in April 2005. Pursuant to a distribution plan adopted by the Trust, on behalf of the Fund, Resource Securities receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class D shares. The Dealer Manager Fee will accrue at an annual rate of 0.50% of the average daily net assets of the Fund attributable to Class D shares. The Dealer Manager may pay other broker-dealers for support in the sales, promotional and marketing services provided to the Fund.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25 Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

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By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone – Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

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Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class D shares are sold at the prevailing NAV per Class D share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class D shares:

●

a minimum initial investment of $2,500 for all accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $2,500 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class D shares; and

●	a dealer manager fee paid pursuant to a Distribution Plan that will accrue at an annual rate of up to 0.50% of the average daily net assets of the Fund attributable to Class D shares.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class D shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class D shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class D shares.

Distribution Plan

The Fund, with respect to its Class D shares, is authorized under a “Distribution Plan” to pay for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class D shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund incurs the Dealer Manager Fee at an annual rate of 0.50% of the average daily net assets attributable to Class D shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

32

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

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PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

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WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

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PROSPECTUS

Resource Real Estate Diversified Income Fund

Class D Shares (DRREX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS Class I Shares (IRREX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class I shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 33 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. As of January 14, 2019, the Fund’s net asset value per share was $10.72 for Class I shares. Class I shares are not subject to sales charges. The minimum initial investment by a shareholder for Class I shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $1,000. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-22 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines “real estate and real estate related industry securities” to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

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The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

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While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.74% per annum of the Fund’s average daily net assets attributable to Class I shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustee and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class I shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes other than the Class I shares. The Fund also offers Class A, Class C, Class D, Class L, Class W, Class U and Class T shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class I shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

3

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

4

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

5

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

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Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class I
Maximum Sales Load (as a percent of offering price)	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[1]	0.75%
Other Expenses
Shareholder Servicing Expenses	None
Distribution Fee	None
All Other Expenses[2]	0.75%
Acquired Fund Fees and Expenses[3,4]	None
Total Annual Expenses	2.75%
Fee Waiver and Reimbursement[5]	(0.26)%
Total Annual Expenses (after fee waiver and reimbursement)	2.49%

1.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
2.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

3.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

4.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

5.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.74% per annum of the Fund’s average daily net assets attributable to Class I shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class I Shares	$25	$80	$141	$304

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

8

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class I share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented.

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		For the Period Ended February 28, 2015(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.62	$10.74	$10.36	$10.79		$10.06

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.36	0.48	0.04	0.27		0.14
Net realized and unrealized gain/(loss) on investments	0.59	0.09	0.97	(0.54)		0.59
Total income/(loss) from investment operations	0.95	0.57	1.01	(0.27)		0.73

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.26)	(0.34)	(0.33)	(0.04)		—
From net realized gain on investments	(0.16)	(0.12)	—	(0.03)		—
From return of capital	(0.24)	(0.23)	(0.30)	(0.09)		—
Total distributions	(0.66)	(0.69)	(0.63)	(0.16)		—
INCREASE/DECREASE IN NET ASSET VALUE	0.29	(0.12)	0.38	(0.43)		0.73
NET ASSET VALUE, END OF PERIOD	$10.91	$10.62	$10.74	$10.36		$10.79

TOTAL RETURN(e)(f)	9.25%	5.45%	10.12%	(2.51)%		7.26%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$22,273	$8,385	$0 (g)	$49		$0	(g)

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(h)
Expenses, gross	2.75%	3.23%	2.49%	2.96	%(i)	3.94	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.49%	2.56%	2.14%	1.99	%(i)	2.08	%(i)
Excluding interest expense:(h)
Expenses, gross	2.00%	2.41%	2.09%	2.71	%(i)	3.60	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.74%	1.74%	1.74%	1.74	%(i)	1.74	%(i)
Net investment income(d)(h)	3.35%	4.48%	0.36%	4.46	%(i)	2.36	%(i)

PORTFOLIO TURNOVER RATE	78%	11%	21%	5	%(j)	91	%(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415	$36,821	$12,373		$5,188
Asset coverage per $1,000 (000s)	$6,515	$4,912	$4,808	$6,249		$7,319

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class I commenced operations on August 1, 2014.
(c)	Per share numbers have been calculated using the average shares method.
(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(f)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(g)	Amount less than $500.
(h)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(i)	Annualized.
(j)	Not annualized.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term real estate and real estate related industry securities also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

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The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

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Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

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The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

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The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

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Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

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Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

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Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

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Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous

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factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment

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Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund's assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a

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broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public

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Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

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Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.74% per annum of the Fund’s average daily net assets attributable to Class I shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

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Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class I shares are offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

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Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different

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classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

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Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

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Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally

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applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

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The following table shows the amounts of Class I shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class I Shares	Unlimited*	None	2,549,149.5240

*	subject to a $1 billion limit on the Fund

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class I Shares are not currently subject to a Distribution Fee.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

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All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

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●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. The Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or early withdrawal charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class I shares require a minimum investment of $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made in an amount not less than $100 under the Fund's automatic investment program. Subsequent investment not made pursuant to the Fund's automatic investment program may be made in an amount not less than $1,000. The Fund reserves the right to waive minimum investment amounts.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

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PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

34

WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

35

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class I Shares (IRREX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS Class L Shares (LREDX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class L shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 33 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. As of January 14, 2019, the Fund’s net asset value per share was $10.28 for Class L shares. Any sales load will be deducted from the proceeds paid to the Fund. The maximum sales load is 4.25% of the amount invested for Class L shares. The minimum initial investment by a shareholder for Class L shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $1,000. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-21 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines “real estate and real estate related industry securities” to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

1

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

2

While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.24% per annum of the Fund’s average daily net assets attributable to Class L shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers class of shares by this prospectus: Class L shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes. The Fund also offers Class A, Class C, Class D, Class I, Class W, Class U and Class T shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class L shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

3

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

4

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

5

●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class L
Maximum Sales Load[1] (as a percent of offering price)	4.25%
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[2]	0.75%
Other Expenses
Shareholder Servicing Expenses	0.25%
Distribution Fee	0.25%
All Other Expenses[3]	0.72%
Acquired Fund Fees and Expenses[4,5]	None
Total Annual Expenses	3.22%
Fee Waiver and Reimbursement[6]	(0.23)%
Total Annual Expenses (after fee waiver and reimbursement)	2.99%

1.

The “maximum sales load” includes selling commissions and dealer manager fees of 3.50% and 0.75%, respectively, of the Fund’s public offering price per Class L share. In no event will the aggregate selling commissions exceed 4.25% of the gross offering proceeds received attributable to Class L shares.

2.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
3.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

4.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

5.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

6.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.24% per annum of the Fund’s average daily net assets attributable to Class L shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class L shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchasing Shares starting” on page 30 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class L Shares	$71	$133	$200	$376

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class L share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the period presented.

	For the Year Ended September 30, 2018	For the Period Ended September 30, 2017(a)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.20	$10.22

INCOME/(LOSS) FROM INVESTMENT OPERATIONS
Net investment income(b)(c)	0.30	0.26
Net realized and unrealized gain/(loss) on investments	0.55	(0.14	)(d)
Total income from investment operations	0.85	0.12

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.22)	(0.05)
From net realized gain on investments	(0.15)	(0.02)
From return of capital	(0.20)	(0.07)
Total distributions	(0.57)	(0.14)
INCREASE/(DECREASE) IN NET ASSET VALUE	0.28	(0.02)
NET ASSET VALUE, END OF PERIOD	$10.48	$10.20

TOTAL RETURN(e)(f)	8.72%	1.22%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$4,613	$836

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(g)
Expenses, gross	3.22%	3.83	%(h)
Expenses, net of fees waived/expenses reimbursed by investment advisor and administrator	2.99%	3.07	%(h)
Excluding interest expense:(g)
Expenses, gross	2.47%	3.00	%(h)
Expenses, net of fees waived/expenses reimbursed by investment advisor	2.24%	2.24	%(h)
Net investment income (c)(g)	2.91%	11.62	%(h)

PORTFOLIO TURNOVER RATE	78%	11	%(i)(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415
Asset coverage per $1,000 (000s)	$6,515	$4,912

(a)	The Fund’s Class L commenced operations on July 10, 2017.
(b)	Per share numbers have been calculated using the average shares method.
(c)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(d)

Realized and unrealized losses per share do not correlate to the aggregate of the net realized and unrealized gains on the Statement of Operations for the year ended September 30, 2017, primarily due to the timing of sales and repurchases of the Fund’s shares in relation to fluctuating market values for the Fund’s portfolio.

(e)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized. Returns shown exclude applicable sales charges.

(f)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(g)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(h)	Annualized.
(i)	Not annualized.
(j)	Portfolio turnover rate is calculated at the Fund level and represents the year ended September 30, 2017.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term “real estate and real estate related industry securities” also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

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The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

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Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

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The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

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The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

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Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

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CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

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Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain

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issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

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●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly

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available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s

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basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018 and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S. Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.24% per annum of the Fund’s average daily net assets attributable to Class L shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

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Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class L shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class L shares are offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

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The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds investing in private real estate, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser

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selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

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If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

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The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distribution with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

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The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class L shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class L Shares	Unlimited*	None	541,332.5130

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. The Class L shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.25% of the Fund’s average daily net assets and is payable on a quarterly basis. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class L shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Fund’s Class L share class.

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The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

About the Dealer Manager. The dealer manager for this offering is Resource Securities LLC (“Resource Securities”), an affiliate of the Adviser. Resource Securities was formed in 2004 and registered as a broker-dealer with the SEC and FINRA in April 2005. Resource Securities receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class L shares. In its capacity as dealer manager of this offering, Resource Securities receives dealer manager fees of 0.75% of the Fund’s public offering price per Class L share. The Dealer Manager may pay other broker-dealers for support in the sales, promotional and marketing services provided to the Fund.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

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By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class L shares are sold at the prevailing net asset value per Class L share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class L shares:

●

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L shares; and

●	a Distribution Fee will accrue at an annual rate equal to 0.25% of the average daily net assets of the Fund attributable to Class L shares.

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Investors purchasing Class L shares will pay a sales load based on the amount of their investment in the Fund. The sales load payable by each investor depends upon the amount invested by such investor in the Fund, but may range from 1.25% to 4.25%, as set forth in the table below. A reallowance to participating broker-dealers will be made by the Distributor from the sales load paid by each investor. A portion of the sales load, up to 0.75%, is paid to the Fund’s dealer manager. The following sales loads apply to your purchases of shares of the Fund:

Amount Invested	Dealer Reallowance*	Dealer Manager Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested
Under $250,000	3.50%	0.75%	4.25%	4.44%
$250,000 to $499,999	2.50%	0.75%	3.25%	3.36%
$500,000 to $999,999	1.50%	0.50%	2.00%	2.04%
$1,000,000 and above	1.00%	0.25%	1.25%	1.27%

*	Gross Dealer Concession paid to participating broker-dealers.

You will be able to buy Class L shares without either a broker commission or dealer manager fee (i.e., “load-waived”) when you are:

●	a current or former Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Adviser; or

●	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

You will be able to buy Class L shares without a broker commission when you are:

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund.

No selling commissions or dealer manager fees will be payable on shares purchased through the Fund’s dividend reinvestment policy.

In addition, concurrent purchases of Class L shares of the Fund and Class L shares of Resource Credit Income Fund by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor with the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class L shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class L shares of the Fund and Class L shares of Resource Credit Income Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse or domestic partner purchasing shares for your own account or trust or custodial accounts for your minor children; or

●

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse or domestic partner and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class L shares of the Fund and Class L shares of Resource Credit Income Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from

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discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class L shares of the Fund and Class L shares of Resource Credit Income Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own acquired in exchange for Class L shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouses or domestic partners). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class L shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class L shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

33

PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

34

WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

35

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class L Shares (LRREX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

36

PROSPECTUS Class T Shares (RRETX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class T shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 33 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. The Fund anticipates offering its Class T shares through Alternative Investment Products, an alternative investments platform developed and maintained by The Depository Trust & Clearing Corporation. As of January 14, 2019, the Fund’s net asset value per share was $10.26 for Class T shares. Any sales load will be deducted from the proceeds paid to the Fund. The maximum sales load is 1.50% of the amount invested in Class T shares. The minimum initial investment by a shareholder for Class T shares is $2,500 for all accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $2,500. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-21 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines “real estate and real estate related industry securities” to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its gross assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

1

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

2

While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.74% per annum of the Fund’s average daily net assets attributable to Class T shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Distribution Fees. The Class T shares will pay to the Distributor a distribution fee (the “Distribution Fee”) that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class T shares and is payable on a quarterly basis. See “Plan of Distribution.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class T shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes. The Fund also offers Class A, Class C, Class I, Class L, Class W, Class U and Class D shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class T shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

3

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

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Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

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●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory

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contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects to do so, the shareholder’s distributions will not be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who do not participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class T
Maximum Sales Load[1] (as a percent of offering price)	1.50%
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	1.00%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[2]	0.77%
Other Expenses
Shareholder Servicing Expenses	0.25%
Distribution Fee	0.75%
All Other Expenses[3]	0.69%
Acquired Fund Fees and Expenses[4,5]	None
Total Annual Expenses[6]	3.71%
Fee Waiver and Reimbursement[7]	(0.20)%
Total Annual Expenses (after fee waiver and reimbursement)	3.51%

1.

The “maximum sales load” includes dealer manager fees of 1.50% of the Fund’s public offering price per Class T share. In no event will the aggregate dealer manager fees exceed 1.50% of the gross offering proceeds received attributable to Class T shares.

2.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
3.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

4.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

5.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

6.

The Total Annual Expenses in this fee table do not correlate to the expense ratio in the financial highlights, but rather reflect the Fund’s current (i) expense levels and (ii) expense limitation agreement.

7.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.74% per annum of the Fund’s average daily net assets attributable to Class T shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class T Shares	$50	$123	$200	$402

The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, you redeemed your shares in full at the end of such period, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class T Shares	$60	$123	$200	$402

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If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class T share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented.

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		For the Period Ended February 28, 2015(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.17	$10.23	$9.80	$10.50		$10.55

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.22	0.31	0.33	0.22		0.00	(e)
Net realized and unrealized gain/(loss) on investments	0.58	0.19	0.62	(0.53)		(0.05)
Total income/(loss) from investment operations	0.80	0.50	0.95	(0.31)		(0.05)

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.20)	(0.27)	(0.27)	(0.14)		—
From net realized gain on investments	(0.14)	(0.12)	—	(0.03)		—
From return of capital	(0.18)	(0.17)	(0.25)	(0.22)		—
Total distributions	(0.52)	(0.56)	(0.52)	(0.39)		—
EARLY WITHDRAWAL CHARGE ADDED TO PAID-IN CAPITAL	0.00	0.00 (e)	0.00	0.00		0.00
INCREASE/DECREASE IN NET ASSET VALUE	0.28	(0.06)	0.43	(0.70)		(0.05)
NET ASSET VALUE, END OF PERIOD	$10.45	$10.17	$10.23	$9.80		$10.50

TOTAL RETURN(f)(g)	8.18%	4.97%	10.05%	(2.96)%		(0.47)%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$5,542	$5,983	$3,187	$447		$2

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(h)
Expenses, gross	3.71%	3.69%	3.51%	4.10	%(i)	8.49	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	3.51%	3.48%	3.14%	2.99	%(i)	3.03	%(i)
Excluding interest expense:(h)
Expenses, gross	2.94%	2.95%	3.11%	3.85	%(i)	8.20	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.74%	2.74%	2.74%	2.74	%(i)	2.74	%(i)
Net investment income(d)(h)	2.19%	3.07%	3.31%	3.87	%(i)	0.22	%(i)

PORTFOLIO TURNOVER RATE	78%	11%	21%	5	%(j)	91	%(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415	$36,821	$12,373		$5,188
Asset coverage per $1,000 (000s)	$6,515	$4,912	$4,808	$6,249		$7,319

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class T commenced operations on February 13, 2015.
(c)	Per share numbers have been calculated using the average shares method.
(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)	Amount is less than $0.005.
(f)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized. Returns shown exclude applicable sales charges.

(g)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(h)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(i)	Annualized.
(j)	Not annualized.

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THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term “real estate and real estate related industry securities“ also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

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The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

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REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

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Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

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Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

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CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

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CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

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Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including

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in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of

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companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

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Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

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In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

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Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S. Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

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The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 2.74% per annum of the Fund’s average daily net assets attributable to Class T shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class T shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

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Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Each Class T share will be offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

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Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

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Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 1.00% of the purchase price of Class T shares. Shareholders who tender for repurchase of such shareholder’s Class T shares within 365 days of purchase will be subject to an early withdrawal charge of 1.00% of the original purchase price, which will be deducted from repurchase proceeds. The Distributor may waive the imposition of the early withdrawal charge in the event of shareholder death or shareholder disability. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures

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that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

If a registered owner of shares so elects, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

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DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders do not participate in the dividend reinvestment policy unless they elect to do so. A shareholder electing to participate in the dividend reinvestment policy will continue to do so unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who wish to have Distributions automatically reinvested should so notify the Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

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The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class T shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class T Shares	Unlimited*	None	526,616.0170

*	subject to a $1 billion limit on the Fund

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ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. The Class T shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the Fund’s average daily net assets attributable to Class T shares and is payable on a quarterly basis. Class T shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class T share class. Broker dealers begin to receive the Distribution Fee and shareholder servicing fee at the end of the first quarter after Class T shares have been held by the investor for one full year.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

About the Dealer Manager. The dealer manager for this offering is Resource Securities LLC (“Resource Securities”), an affiliate of the Adviser. Resource Securities was formed in 2004 and registered as a broker-dealer with the SEC and FINRA in April 2005. Resource Securities receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class T shares. In its capacity as dealer manager of this offering, Resource Securities receives dealer manager fees of 1.50% of the Fund’s public offering price per Class T share for amounts invested under $1,000,000 and 0.99% per Class T share for amounts invested of $1,000,000 and above. The Dealer Manager may pay other broker-dealers for support in the sales, promotional and marketing services provided to the Fund.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25 Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

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By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

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Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class T shares are sold at the prevailing NAV per Class T share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class T shares:

●

a minimum initial investment of $2,500 for all accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $2,500 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class T shares;

●	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class T shares; and

●

an early withdrawal charge equal to 1.00% of the original purchase price of Class T shares repurchased by the Fund for repurchases of Class T shares during the 365 days following such shareholder’s initial purchase.

Investors in Class T shares will pay a sales load based on the amount of their investment, which may range from 0.99% to 1.50%, as set forth in the table below. A reallowance will be made by the Dealer Manager from the dealer manager fee paid by each investor. There are no sales loads on reinvested distributions. The following sales loads apply to your purchases of Class T shares of the Fund:

Amount Invested	Broker Commission	Dealer Manager Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested	Dealer Reallowance
Under $1,000,000	0.00%	1.50%	1.50%	1.52%	0.50%
$1,000,000 and above	0.00%	0.99%	0.99%	0.99%	0.50%

No selling commissions or dealer manager fees will be payable on shares purchased through the Fund’s dividend reinvestment policy.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class T shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class T shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class T shares.

Distribution Plan

The Fund, with respect to its Class T shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class T shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of 0.75% of average daily net assets attributable to Class T shares.

32

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

33

PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

34

WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

35

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class T Shares (RRETX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

36

PROSPECTUS Class U Shares (URREX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class U shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019 has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 34 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. The Fund anticipates offering its Class U shares through Alternative Investment Products, an alternative investments platform developed and maintained by The Depository Trust & Clearing Corporation. As of January 14, 2019, the Fund’s net asset value per share was $10.29 for Class U shares. Any sales load will be deducted from the proceeds paid to the Fund. The maximum sales load is 6.50% of the amount invested for Class U shares. The minimum initial investment by a shareholder for Class U shares is $2,500 for all accounts. Subsequent investments may be made in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $2,500. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-22 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines “real estate and real estate related industry securities” to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

1

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

2

While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class U shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class U shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes. The Fund also offers Class A, Class C, Class D, Class I, Class L, Class T and Class W shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class U shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

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Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares”.

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

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Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

5

●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects to do so, the shareholder’s distributions will not be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who do not participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class U
Maximum Sales Load[1] (as a percent of offering price)	6.50%
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase[2] (as a percent of original purchase price)	0.50%
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[3]	0.77%
Other Expenses
Shareholder Servicing Expenses	0.25%
Distribution Fee	0.00%
All Other Expenses[4]	0.68%
Acquired Fund Fees and Expenses[5,6]	None
Total Annual Expenses	2.95%
Fee Waiver and Reimbursement[7]	(0.19)%
Total Annual Expenses (after fee waiver and reimbursement)	2.76%

1.

The “maximum sales load” includes selling commissions and dealer manager fees of 5.00% and 1.50%, respectively, of the Fund’s public offering price per Class U share. In no event will the aggregate selling commissions and dealer manager fees exceed 6.50% of the gross offering proceeds received attributable to Class U shares.

2.

Shareholders tendering Class U shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee.

3.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
4.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

5.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

6.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

7.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class U shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class U shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Purchasing Shares” starting on page 31 of this prospectus. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class U Shares	$91	$147	$207	$368

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The following example illustrates the hypothetical expenses that you would pay on $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, you redeemed your shares in full at the end of such period, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class U Shares	$96	$147	$207	$368

*

If the Early Withdrawal Charge applies. See “Early Withdrawal Charge” under “Quarterly Repurchases of Shares.” If the Early Withdrawal Charge does not apply, the hypothetical expenses you would pay on $1,000 investment in Class U Shares would be $91, assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and you redeemed your shares in full at the end of the 1 Year period.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class U share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented.

	Year Ended September 30, 2018	Year Ended September 30, 2017	Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		For the Period Ended February 28, 2015(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.20	$10.26	$9.82	$10.52		$10.57

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.30	0.39	0.50	0.27		0.00	(e)
Net realized and unrealized gain/(loss) on investments	0.58	0.18	0.54	(0.52)		(0.05)
Total income/(loss) from investment operations	0.88	0.57	1.04	(0.25)		(0.05)

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.24)	(0.31)	(0.32)	(0.17)		—
From net realized gain on investments	(0.15)	(0.12)	—	(0.03)		—
From return of capital	(0.21)	(0.20)	(0.28)	(0.25)		—
Total distributions	(0.60)	(0.63)	(0.60)	(0.45)		—
EARLY WITHDRAWAL CHARGE ADDED TO PAID-IN CAPITAL	0.00	0.00 (e)	0.00	0.00		0.00
INCREASE/DECREASE IN NET ASSET VALUE	0.28	(0.06)	0.44	(0.70)		(0.05)
NET ASSET VALUE, END OF PERIOD	$10.48	$10.20	$10.26	$9.82		$10.52

TOTAL RETURN(f)(g)	8.99%	5.76%	10.98%	(2.40)%		(0.47)%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$11,424	$11,971	$5,766	$61		$2

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(h)
Expenses, gross	2.95%	2.93%	2.78%	3.42	%(i)	7.74	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.76%	2.73%	2.39%	2.24	%(i)	2.28	%(i)
Excluding interest expense:(h)
Expenses, gross	2.18%	2.19%	2.38%	3.17	%(i)	7.45	%(i)
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.99%	1.99%	1.99%	1.99	%(i)	1.99	%(i)
Net investment income(d)(h)	2.95%	3.82%	5.00%	4.64	%(i)	0.97	%(i)

PORTFOLIO TURNOVER RATE	78%	11%	21%	5	%(j)	91	%(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415	$36,821	$12,373		$5,188
Asset coverage per $1,000 (000s)	$6,515	$4,912	$4,808	$6,249		$7,319

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class U commenced operations on February 13, 2015.
(c)	Per share numbers have been calculated using the average shares method.

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(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)	Amount is less than $0.005.
(f)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized. Returns shown exclude applicable sales charges.

(g)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(h)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(i)	Annualized.
(j)	Not annualized.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term “real estate and real estate related industry securities” also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

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The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

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REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to

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satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

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Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

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Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

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Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

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Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

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Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser(and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous

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factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment

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Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a

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broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public

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Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

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Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S. Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class U shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

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Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class U shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class U shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class U shares are offered at net asset value plus the applicable sales load. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for

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determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

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From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”). Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Early Withdrawal Charge

Selling brokers, or other financial intermediaries that have entered into distribution agreements with the Distributor, may receive a commission of up to 0.50% on the purchase of Class U shares of $1 million or more. Shareholders tendering Class U shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee. The Distributor may waive the imposition of the early withdrawal charge in the event of shareholder death or shareholder disability. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. Class U shares (with respect to purchases of under $1 million) will not be subject to an early withdrawal charge.

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Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

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This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

If a registered owner of shares so elects, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders do not participate in the dividend reinvestment policy unless they elect to do so. A shareholder electing to participate in the dividend reinvestment policy will continue to do so unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who wish to have Distributions automatically reinvested should so notify the Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

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The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

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Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class U shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class U Shares	Unlimited*	None	1,014,803.6400

*	subject to a $1 billion limit on the Fund

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class U shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class U share class.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

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About the Dealer Manager. The dealer manager for this offering is Resource Securities LLC (“Resource Securities”), an affiliate of the Adviser. Resource Securities was formed in 2004 and registered as a broker-dealer with the SEC and FINRA in April 2005. Resource Securities receives compensation for certain sales, promotional and marketing services provided to the Fund in connection with the distribution of the Fund’s Class U shares. In its capacity as dealer manager of this offering, Resource Securities receives dealer manager fees of 1.50% of the Fund’s public offering price per Class U share. The Dealer Manager may pay other broker-dealers for support in the sales, promotional and marketing services provided to the Fund.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

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By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants — Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class U shares are sold at the prevailing net asset value per Class U share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class U shares:

●

a minimum initial investment of $2,500 for all accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $2,500 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts);

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class U shares; and

●

shareholders tendering Class U shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee.

Investors in Class U shares will pay a sales load based on the amount of their investment, which may range from 1.99% to 6.50%, as set forth in the table below. A reallowance will be made from the sales load paid by each investor as shown on the table below. There are no sales loads on reinvested distributions. The Fund reserves the right to waive broker commissions. The following sales loads apply to your purchases of Class U shares of the Fund:

32

Amount Invested	Broker Commission	Dealer Manager Fee	Total Sales Load as a % of Offering Price	Total Sales Load as a % of Amount Invested	Dealer Reallowance*
Under $100,000	5.00%	1.50%	6.50%	6.95%	5.50%
$100,000 to $199,999	4.25%	1.50%	5.75%	6.10%	4.75%
$200,000 to $299,999	3.25%	1.50%	4.75%	4.99%	3.75%
$300,000 to $999,999	2.25%	1.50%	3.75%	3.90%	2.75%
$1,000,000 and above	1.00%	0.99%	1.99%	2.03%	1.50%

*	Dealer reallowance includes 0.50% from the dealer manager fee.

You will be able to buy Class U shares without either a broker commission or dealer manager fee (i.e., “load-waived”) when you are:

●	a current or former Trustee of the Fund;

●

an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings or any dependent of the employee, as defined in section 152 of the Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;

●	purchasing shares through the Adviser; or

●	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

You will be able to buy Class U shares without a broker commission when you are:

●	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services; or

●	exchanging an investment in Class U (or equivalent type) shares of another fund for an investment in the Fund.

No selling commissions or dealer manager fees will be payable on shares purchased through the Fund’s dividend reinvestment policy.

In addition, concurrent purchases of Class U shares of the Fund and Class U shares of Resource Credit Income Fund by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor with the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class U shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class U shares of the Fund and Class U shares of Resource Credit Income Fund as part of your current investment as well as reinvested dividends. To qualify for this option, you must be either:

●	an individual;

●	an individual and spouse or domestic partner purchasing shares for your own account or trust or trust or custodial accounts for your minor children; or

●

a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse or domestic partner and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class U shares of the Fund and Class U shares of Resource Credit Income Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class U shares of the Fund and Class U shares of Resource Credit Income Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other funds you currently own

33

acquired in exchange for Class U shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouses or domestic partners). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of dividends are not aggregated to achieve the stated investment goal.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class U shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class U shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class U shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

34

PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

35

WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

36

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class U Shares (URREX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS Class W Shares (WRREX) of Beneficial Interest February 1, 2019

Resource Real Estate Diversified Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund’s Class W shares, including a Statement of Additional Information (“SAI”) dated February 1, 2019, has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121, or by calling toll-free 1-855-747-9559. The table of contents of the SAI appears on page 32 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports when available, and other information about the Fund or make shareholder inquiries by calling 1-855-747-9559 or by visiting www.ResourceAlts.com. The SAI, which is incorporated by reference into (legally made a part of) this prospectus, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objectives. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as further described in this prospectus.

As discussed in this prospectus under “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” the Fund may use a “value-added” strategy that is a medium-to-high risk/medium-to-high return strategy that typically focuses on aggressive active asset management and may employ substantial amounts of leverage.

Securities Offered. The Fund engages in a continuous offering of shares of beneficial interest of the Fund. The Fund has registered 40,000,000 shares (25,000,000 shares in 2012 and 15,000,000 shares in 2017) and is authorized as a Delaware statutory trust to issue an unlimited number of shares. The Fund is offering to sell, through its principal underwriter, ALPS Distributors, Inc. (the “Distributor”), under the terms of this prospectus, 40,000,000 shares of beneficial interest, less shares previously sold, at the net asset value (“NAV”) per share of the relevant share class, plus the applicable sales load. As of January 14, 2019, the Fund’s net asset value per share was $10.44 for Class W shares. Any sales load will be deducted from the proceeds paid to the Fund. Class W shares are not subject to sales loads. The minimum initial investment by a shareholder for Class W shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with in an amount not less than $100 under the Fund’s automatic investment program. Subsequent investment not made pursuant to the automatic investment program may be made in an amount not less than $1,000. The Fund reserves the right to waive minimum investment amounts. The Fund is offering to sell its shares, on a continual basis, through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested promptly in real estate or real estate related industry securities will be invested in cash or cash equivalents. During the continuous offering, shares of the Fund will be sold at the next determined NAV plus any applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), until the Fund has sold shares in an amount equal to approximately $1 billion.

Use of Leverage. The Fund maintains a bank credit line and may use it to employ leverage in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may invest in publicly traded investment funds managed by unaffiliated institutional asset managers (“Public Investment Funds”) that may use leverage subject to limitations under applicable law with respect to such Public Investment Fund. The Fund may also invest in private real estate investment funds that invest in real estate equity (“Private Real Estate Equity Funds”) and private real estate investment funds that invest in real estate credit (“Private Real Estate Credit Funds”) managed by unaffiliated institutional asset managers (collectively, “Private Real Estate Investment Funds”) that may use leverage without limit. Accordingly, the Fund, through its investments in Public Investment Funds and Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs. For a discussion of the risks associated with the leveraged capital structure, please refer to pages 20-21 of this prospectus.

Distributions. The amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to its performance, such as from offering proceeds, borrowings and other amounts that are subject to repayment.

Certain Risks. Investing in the Fund’s shares involves risks, including the following:

●	The Fund has a limited pricing and performance history.
●	Shares of the Fund are not listed on any securities exchange, which makes them inherently illiquid.
●	There is no secondary market for the Fund’s shares, and it is not anticipated that a secondary market will develop.
●	Shares of the Fund are not redeemable. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified time frame.
●

Although the Fund will offer to repurchase at least 5% of outstanding shares on a quarterly basis in accordance with the Fund’s repurchase policy, the Fund will not be required to repurchase shares at a shareholder’s option nor will shares be exchangeable for units, interests or shares of any security.

●	The Fund is not required to extend, and shareholders should not expect the Fund’s Board of Trustees to authorize, repurchase offers in excess of 5% of outstanding shares.
●

Regardless of how the Fund performs, an investor may not be able to sell or otherwise liquidate his, her or its shares whenever such investor would prefer and, except to the extent permitted under the quarterly repurchase offer, will be unable to reduce his or her exposure on any market downturn.

●

If and to the extent that a public trading market ever develops, shares of closed-end investment companies, such as the Fund, may have a tendency to trade frequently at a discount from their NAV per share and initial offering prices.

See “Risk Factors” below in this prospectus.

Beginning in 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling the Fund at (855) 747-9559, or submit a signed letter of instruction requesting paperless reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, you may contact your financial intermediary to request your shareholder reports electronically.

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports calling the Fund at (855) 747-9559, or by submitting a signed letter of instruction requesting paper reports to PO Box 219169, Kansas City, MO 64121. If you own these shares through a financial intermediary, contact the financial intermediary to request paper copies. Your election to receive reports in paper will apply to all funds held with the fund complex or your financial intermediary.

Investment Adviser
Resource Real Estate, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the SAI, particularly the information set forth under the heading “Risk Factors.”

The Fund. Resource Real Estate Diversified Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of its shares at the NAV of the applicable class of shares. See “Quarterly Repurchases of Shares.”

Investment Objectives and Policies. The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

The Fund defines “low to moderate volatility” to mean investment returns having a level of volatility equal to or lower than the broader equity markets as reflected in the S&P 500 Index, a broad-based measure of the U.S. stock market. The Fund defines “low to moderate correlation to the broader equity markets” to mean investment returns having a correlation of less than one to the S&P 500 Index. The Adviser believes that a portfolio with low to moderate volatility and low to moderate correlation to the broader equity markets is characteristic of the real estate sector as a whole and enhances the Fund’s appeal to investors seeking to diversify their equity investments. “Volatility” is a statistical measure of the variability of returns for a given security or market index; “correlation” is a statistical measure of how a given security or index moves in relation to another security or index.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in “real estate and real estate related industry securities,” primarily in income producing equity and debt securities. The Fund defines “real estate and real estate related industry securities” to consist of the common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt, and partnership or membership interests issued by: publicly traded real estate investment trusts and their foreign equivalents (“Public REITs”); real estate operating companies (“REOCs”); and Private Real Estate Investment Funds; and non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Real estate investment trusts (“REITs”) are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests; and REOCs are companies that invest in real estate and whose shares trade on public exchanges.

The Fund also defines the term “real estate and real estate related industry securities” to include direct investment in commercial mortgage-backed securities (“CMBS”). CMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. CMBS are a type of mortgage-backed security that is secured by a single commercial mortgage loan or a pool of commercial real estate loans. The Fund may invest up to 35% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in CMBS. In this prospectus, CMBS, the preferred stock issued by REITs and other convertible or non-convertible secured or unsecured real estate debt securities are collectively referred to as “Real Estate Credit Securities.”

The term “real estate and real estate related industry securities” also includes Public Investment Funds which includes real estate exchange traded funds (“ETFs”), real estate index mutual funds (“Index Funds”), closed-end funds and mutual funds that invest principally in real estate and mortgage-backed securities, as well as options on Public Investment Funds.

For purposes of the Fund’s 80% policy, the Fund will invest only in Public Investment Funds and Private Real Estate Investment Funds that either (1) have adopted a policy to invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, or (2) do not have a stated 80% policy, but do invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in real estate and real estate related industry securities, as determined by the Adviser’s review of their portfolio holdings, investment objectives and strategies. Prior to investing in an underlying fund that does not have a stated 80% policy, the Adviser will review the underlying fund’s prospectus or offering memorandum, financial statements, and any available third party research, and may also meet with the underlying fund’s management team in order to determine whether the underlying fund follows an 80% policy under normal circumstances. Following the Fund’s investment in the underlying fund, the Adviser will continue to monitor the underlying fund on an ongoing basis, reviewing all relevant information as it becomes available. If at any point the Adviser has reason to believe that the underlying fund’s investment strategy has changed, or that the underlying asset mix has changed in a way that no longer satisfies the 80% policy, the Adviser will immediately reclassify the investment for purposes of testing the Fund’s compliance with its 80% policy. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities. In market environments that the Adviser believes are unfavorable to real estate and real estate related industry securities, the Fund may reduce its investment in real estate and real estate related industry securities and hold a larger position in cash or cash equivalents. In addition, Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests for purposes of the 80% policy may reduce their investments in real estate and real estate related industry securities in response to changing market conditions.

The Fund’s 80% policy with respect to investment in real estate and real estate related industry securities is not fundamental and may be changed by the Fund’s Board of Trustees (the “Board of Trustees”) without shareholder approval. Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund’s 80% policy.

Although the Fund invests principally in U.S. companies, the Fund may invest up to 30% of its assets (defined as net assets plus borrowing for investment purposes) in foreign companies. The Fund will not invest in any other funds for which the Adviser or its affiliates act as the investment adviser or the party responsible for managing and operating the fund.

The Fund concentrates investments in the real estate and real estate related industry, meaning that, under normal circumstances, it invests 25% or more of its net assets in real estate and real estate related industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund’s SAI contains a list of all of the fundamental and non-fundamental investment policies of the Fund, under the heading “Investment Objectives and Policies.”

1

The Fund invests without restriction as to issuer capitalization. The Fund invests in debt securities of any quality, duration or maturity. The Fund expects that investments in debt securities typically will have a dollar weighted average maturity of approximately two (2) to 10 years. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, to satisfy repurchase requests from Fund shareholders, and to otherwise provide the Fund with temporary liquidity. The Fund may also invest in Private Real Estate Investment Funds that may use leverage without limit. See “Investment Objectives, Policies and Strategies.”

Investment Strategy. The Adviser seeks to achieve the Fund’s investment objectives by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of unaffiliated institutional asset managers (collectively referred to hereafter as “asset managers”) that manage investment vehicles, such as REITs and Private Real Estate Investment Funds, in which the Fund invests.

The Fund seeks to invest in a portfolio of real estate and real estate related industry securities in the following categories: Public Equity; Private Equity; and Credit. Real estate and real estate related industry securities may be domestic or non-U.S.

●

Public Equity. The Adviser seeks to invest in a portfolio of Public REITs, REOCs and Public Investment Funds. The Fund intends to invest in the equity securities of Public REITs and REOCs principally to generate current income and substantial liquidity for the Fund. The Fund may also invest in Public Investment Funds that invest principally in real estate related industry securities and are intended to provide diversification alongside Private Equity and Credit, described below.

●	Private Equity. The Adviser seeks to invest in a portfolio of Private Real Estate Equity Funds.

The Fund’s investments in Private Real Estate Equity Funds are intended to generate higher absolute returns than are typically available from investing in Public Equity and lower correlations to the broader equity markets. Many Private Real Estate Equity Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Equity Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Equity Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

●

Credit. The Fund intends to invest in a portfolio of Private Real Estate Credit Funds and Real Estate Credit Securities (including but not limited to CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities) to generate current income with low to moderate volatility and low to moderate correlation to the broader equity markets.

When selecting investments in Public REITs, REOCs, Private Real Estate Investment Funds, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the asset managers, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market, and (iii) mortgage-backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants, and interest rate swaps, in connection with managing their investment in real estate. The Fund does not enter into contractual relationships with asset managers in connection with the Fund’s investments in investment vehicles; rather, the Fund invests in investment vehicles in the same manner that any typical investor would invest. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets.

Because Private Real Estate Investment Funds are not publicly traded, they are not liquid investments. As a result, valuations provided by the asset manager to a Private Real Estate Investment Fund to provide a valuation of the Fund’s investment could vary from the fair value of the investment that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued. In its evaluation of asset managers of Private Real Estate Investment Funds, as well as asset managers of other investment vehicles, the Adviser will have the same access to information as any other institutional investor.

The Fund may invest in debt securities of any quality, duration or maturity, including up to 60% of its assets (defined as net assets plus borrowing for investment purposes) in debt securities rated less than investment grade (or unrated, but determined by the Adviser to be of equivalent quality) that are sometimes referred to as high yield or “junk bonds.” Investment grade debt securities could be downgraded to less than investment grade, and high-yield securities could default on their obligations. A reduction in the rating of a security after the Fund buys it will not require the Fund to dispose of the security. However, the Adviser will evaluate such downgraded securities to determine whether to keep them in the Fund’s portfolio.

In addition, when selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Adviser, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of: the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

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While the Adviser anticipates that, under normal market conditions, the Fund’s portfolio will invest in each of the categories of described above, the Fund does not have predetermined asset allocations to any of these categories. Depending on its evaluation of the markets, the Adviser may allocate the Fund’s assets among any, all or none of these categories. There can be no assurance that the actual allocations will be effective in achieving the Fund’s investment objective or delivering positive returns.

Investment Adviser and Fee. Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Management Fee. Pursuant to a Management Agreement between the Fund and the Adviser (the “Management Agreement”), and in consideration of the advisory services provided by the Adviser to the Fund, the Adviser is entitled to a fee based on the average value of the daily net assets of the Fund paid at annual rate of 1.25%.

Expense Reimbursement Agreement. The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class W shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund – Trustees and Officers.”

Administrator, Accounting Agent and Transfer Agent. ALPS Fund Services, Inc. (“AFS”) serves as the administrator and accounting agent for the Fund. DST Systems, Inc. (“DST” or the “Transfer Agent”) serves as the transfer agent of the Fund. See “Management of the Fund – Administrator, Accounting Agent and Transfer Agent.”

Custodian. MUFG Union Bank, N.A. (the “Custodian”) serves as the Fund’s custodian. See “Management of the Fund - Custodian.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will make quarterly repurchase offers to shareholders by offering to repurchase no less than 5% of the shares outstanding at NAV, which is discussed in more detail below. See “Quarterly Repurchases of Shares.” An investment in the Fund is suitable only for investors who can bear the risks associated with the quarterly repurchase offer and should be viewed as a long-term investment. The Fund, similar to a mutual fund, is subject to continuous asset in-flows, although not subject to the continuous out-flows.

Share Classes. The Fund offers one class of shares by this prospectus: Class W shares. The Fund began continuously offering its common shares on March 11, 2013. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal charges on share classes. The Fund also offers Class A, Class C, Class D, Class I, Class L, Class U and Class T shares through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase arrangements and restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Class W shares of the Fund are set forth in the table entitled “Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

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Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee that a shareholder will be able to sell all of the shares he, she or it desires in a quarterly repurchase offer because shareholders, in total, may request the Fund to repurchase more than 5% of the Fund’s shares. Liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly repurchase requests. See “Quarterly Repurchases of Shares.”

Summary of Risks.

Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. You assume these risks as a result of the Fund’s direct investments, if any, as well through its investments in Public Investment Funds and Private Real Estate Investment Funds. See “Risk Factors.”

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform its duties. Most CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but, because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of companies engaged in the real estate industry is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by a downturn in the businesses operated by their tenants.

Multifamily Properties. Multifamily properties are affected by adverse economic conditions in the locale, oversupply and rent control laws.

Hospitality Properties. Hospitality or hotel properties are affected by declines in business and leisure travel.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties affected by potential federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations and continued availability of revenue from government reimbursement programs.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. Self-storage properties are affected by changes to competing local properties and the ability of the management team.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Also, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets.

Development Issues. Real estate development companies are affected by construction delays and insufficient tenant demand to occupy newly developed properties.

Lack of Insurance. Certain of the real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles.

Dependence on Tenants. Real estate properties and the ability of companies to make distributions to shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

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Environmental Issues. Owners of properties that may contain hazardous or toxic substances may be responsible for removal or remediation costs.

Current Conditions. Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

Conflicts of Interest. The Adviser and its affiliates manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Public Investment Funds and Private Real Estate Investment Funds, and the asset managers to those funds.

Convertible Securities Risk. Convertible securities are typically issued as bonds or preferred shares with the option to convert to equities. As a result, convertible securities are a hybrid that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. The market value of bonds and preferred shares tend to decline as interest rates increase. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments as due. Convertible securities may have characteristics similar to common stocks especially when their conversion value is higher than their value as a bond. The price of equity securities into which a convertible security may convert may fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Additionally, the value of the embedded conversion option may be difficult to value and evaluate because the option does not trade separately from the convertible security.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Public Investment Funds and Private Real Estate Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

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●	currency exchange rate fluctuations and policies.

The risks of foreign investments may be greater in developing or emerging market countries

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security.

Issuer Risk. The value of a specific security can perform differently from the market as a whole for reasons related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities and may be unable to attain high growth rates during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund or a Public Investment Fund or Private Real Estate Investment Fund in which the Fund has invested, to incur additional expenses and significantly magnify the Fund’s losses in the event of underperformance of the Fund’s (or Public Investment Fund’s or Private Real Estate Investment Fund’s) underlying investments.

Liquidity Risk. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to market risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

Medium- and Small-Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium- and small-capitalization companies. Compared to larger companies, medium- and small-capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of medium- and small-capitalization companies are more likely to experience more significant changes in market values, be harder to sell at times and at prices that the Adviser believes appropriate, and offer greater potential for gains and losses.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders or preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such strategies, the instruments used by such Private Real Estate Investment Fund managers, and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Private Real Estate Investment Fund managers may change their investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents).

While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Real Estate Investment Funds in the Fund’s portfolio, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Real Estate Investment Funds that are poorly performing or have otherwise had adverse changes. Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. To determine the value of the Fund’s investment in Private Real Estate Investment Funds, the Adviser considers, among other things, information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to accurately value the Fund’s shares. In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the Investment Company Act of 1940, as amended (the “1940 Act”). For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, may engage in joint transactions with affiliates, and are not obligated to file financial reports with the SEC. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders. Each Private Real Estate Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk. In addition, the Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Public Investment Fund level. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers, and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. While the Adviser may reallocate the Fund’s investments among other investment vehicles, the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Public Investment Funds, which may prevent the Fund from reacting rapidly to market changes should a manager fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Public Investment Funds that are poorly performing or have otherwise had adverse changes. To the extent there is not a readily available market, Public Investment Fund assets may be priced based on determinations of fair value, which may prove to be inaccurate. Each Public Investment Fund is subject to its strategy-specific risks which may include leverage risk, illiquidity risk, derivatives risk, concentration in real estate securities risk, and market risk.

Risks of ETFs and Closed-End Funds. In addition, the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track, and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. ETF and closed-end fund shares are also subject to brokerage costs, resulting in greater expenses to the Fund.

REIT Risk. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. Qualification as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”) in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares.

U.S. Federal Income Tax Matters.

The Fund intends to elect to be treated and intends to qualify each year for taxation as a regulated investment company (“RIC”) under Subchapter M of the Code. In order for the Fund to qualify as a RIC, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy.

The Fund’s distribution policy is to make quarterly distributions to shareholders. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. However, this distribution policy is subject to change and there is no guarantee the target rate will be achieved. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares of the same class under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

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FUND EXPENSES

Shareholder Transaction Expenses	Class W
Maximum Sales Load (as a percent of offering price)	None
Early Withdrawal Charges on Shares Repurchased Within 365 Days of Purchase (as a percent of original purchase price)	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees	1.25%
Interest Payments on Borrowed Funds[1]	0.77%
Other Expenses
Shareholder Servicing Expenses	0.25%
All Other Expenses[2]	0.69%
Acquired Fund Fees and Expenses[3,4]	None
Total Annual Expenses	2.96%
Fee Waiver and Reimbursement[5]	(0.20)%
Total Annual Expenses (after fee waiver and reimbursement)	2.76%

1.	Interest Payments on Borrowed Funds may vary among share classes due to timing of share class commencement of operations.
2.

Other expenses include accounting, legal and auditing fees of the Fund, offering expenses, compliance services expenses and fees payable to the Trustees who do not also serve in an executive officer capacity for the Fund or the Adviser. Offering expenses consist of costs incurred by the Adviser and its affiliates on the Fund’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of its broker-dealers, marketing expenses, salaries and direct expenses of the Adviser’s employees, employees of its affiliates and others while engaged in registering and marketing the shares, which include the development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Fund.

3.

Acquired Fund Fees and Expenses are the indirect costs of investing in investment companies and private investment funds. These indirect costs may include performance fees paid to the Acquired Fund’s advisor or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights due to the Acquired Fund Fees & Expenses and certain other adjustments.

4.

Acquired Fund Fees and Expenses may include an incentive allocation or other fee based on income, capital gains and/or appreciation (a “performance fee”) payable to the advisor of an Acquired Fund. While the amount of such fees vary by Acquired Fund, performance fees, if charged, tend to be approximately 20% of the Acquired Fund’s profits. Acquired Funds’ fees and expenses are based on historic fees and expenses; and future Acquired Funds’ fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Acquired Funds, which may fluctuate over time.

5.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class W shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, on 60 days written notice to the Adviser. Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. See “Management of the Fund.”

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. More information about management fees, fee waivers and other expenses is available in “Management of the Fund” starting on page 22 of this prospectus.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged, shares earn a 5% annual return, and the Expense Limitation Agreement is effective during the 1-Year period shown:

Share Class	1 Year	3 Years	5 Years	10 Years
Class W Shares	$28	$88	$152	$325

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST, currently $5.00. The purpose of the above table is to assist a holder of shares to understand the fees and expenses that such shareholder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

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FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single Class W share. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information for the period ended September 30, 2018 has been audited by BBD, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated September 30, 2018. To request the Fund’s annual report or semi-annual report, please call 1-855-747-9559.

The table below sets forth financial data for one share of beneficial interest outstanding throughout the periods presented.

	Year Ended September 30, 2018	Year Ended September 30, 2017		Year Ended September 30, 2016	For the Period Ended September 30, 2015(a)		For the Period Ended February 28, 2015(b)
NET ASSET VALUE, BEGINNING OF PERIOD	$10.35	$10.41		$9.96	$10.67		$10.18

INCOME FROM INVESTMENT OPERATIONS
Net investment income(c)(d)	0.31	0.39		0.32	0.20		0.03
Net realized and unrealized gain/(loss) on investments	0.58	0.17		0.69	(0.49)		0.46
Total income/(loss) from investment operations	0.89	0.56		1.01	(0.29)		0.49

DISTRIBUTIONS TO SHAREHOLDERS
From net investment income	(0.23)	(0.30)		(0.30)	(0.15)		—
From net realized gain on investments	(0.16)	(0.12)		—	(0.03)		—
From return of capital	(0.22)	(0.20)		(0.26)	(0.24)		—
Total distributions	(0.61)	(0.62)		(0.56)	(0.42)		—
INCREASE/DECREASE IN NET ASSET VALUE	0.28	(0.06)		0.45	(0.71)		0.49
NET ASSET VALUE, END OF PERIOD	$10.63	$10.35		$10.41	$9.96		$10.67

TOTAL RETURN(e)(f)	8.95%	5.64%		10.46%	(2.79)%		4.81%

RATIOS AND SUPPLEMENTAL DATA
Net assets, end of period (in 000s)	$69,400	$56,427		$31,076	$11,421		$1,211

RATIOS TO AVERAGE NET ASSETS
Including interest expense:(g)
Expenses, gross	2.96%	3.06%		3.30%	3.78	%(h)	11.30	%(h)
Expenses, net of fees waived/expenses reimbursed by investment adviser	2.76%	2.83	%(i)	2.89%	2.74	%(h)	2.79	%(h)
Excluding interest expense:(g)
Expenses, gross	2.19%	2.32%		2.90%	3.53	%(h)	11.00	%(h)
Expenses, net of fees waived/expenses reimbursed by investment adviser	1.99%	2.09	%(i)	2.49%	2.49	%(h)	2.49	%(h)
Net investment income(d)(g)	3.01%	3.79%		3.17%	3.28	%(h)	1.31	%(h)

PORTFOLIO TURNOVER RATE	78%	11%		21%	5	%(j)	91	%(j)

BORROWINGS AT END OF PERIOD
Aggregate amount outstanding (000s)	$48,104	$60,415		$36,821	$12,373		$5,188
Asset coverage per $1,000 (000s)	$6,515	$4,912		$4,808	$6,249		$7,319

(a)	With the approval of the Board of Trustees, effective September 30, 2015, the Fund’s fiscal year end was changed from February 28 to September 30.
(b)	The Fund’s Class W commenced operations on November 24, 2014.
(c)	Per share numbers have been calculated using the average shares method.
(d)	Recognition of net investment income is affected by timing and declaration of dividends by underlying investment companies and private investment funds.
(e)

Total returns shown are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distribution, if any. Had the Adviser not absorbed a portion of Fund expenses, total returns would have been lower. Total returns for periods less than one year are not annualized.

(f)

Includes adjustments in accordance with accounting principles generally accepted in the United States of America and, as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from net asset values and returns for shareholder transactions.

(g)	Ratios do not include expenses of underlying investment companies and private investment funds in which the Fund invests.
(h)	Annualized.
(i)	Effective January 5, 2017, the annual expense limitation changed from 2.49% to 1.99%.
(j)	Not annualized.

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund’s principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899.

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USE OF PROCEEDS

The net proceeds of the continuous offering of shares will be invested in accordance with the Fund’s investment objectives and policies (as stated below) as soon as practicable after receipt. There is no minimum threshold amount that must be raised prior to the Fund’s investment of net proceeds. The Fund will pay its organizational and offering expenses incurred with respect to its initial and continuous offering, less amounts advanced, paid or reimbursed. Pending investment of the net proceeds in accordance with the Fund’s investment objectives and policies, the Fund will invest in money market or short-term, high quality fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objectives and policies, the Fund’s assets would earn interest income at a modest rate which may be less than the Fund’s distribution rate. As a result, the Fund’s distributions during this period may consist, in whole or in part, of a return of capital. Any invested capital that is returned to the shareholder will be reduced by the Fund’s fees and expenses, as well as the applicable sales load.

INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES

Investment Objectives and Policies

The Fund’s investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets. These investment objectives may be changed without a vote of the Fund’s shareholders.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, primarily in income producing equity and debt securities. The Fund may invest without limitation in any sector of the real estate industry, including but not limited to retail, office, multifamily, hospitality, industrial, healthcare, land and self-storage. The Fund concentrates investments in the real estate industry, meaning that under normal circumstances, it invests more than 25% of its net assets in real estate and real estate related industry securities.

The Fund defines “real estate and real estate related industry securities” to consist of common stock, convertible or non-convertible preferred stock, warrants, convertible or non-convertible secured or unsecured debt and partnership or membership interests issued by:

(i)	publicly traded real estate securities issuers which generally include Public REITs and REOCs;
(ii)	Private Real Estate Investment Funds;
(iii)	Non-Traded REITs; and
(iv)	CMBS.

The term “real estate and real estate related industry securities” also includes Public Investment Funds, which consist of ETFs, Index Funds, closed-end funds and mutual funds that invest principally in real estate and mortgage-backed (both residential and commercial mortgage-backed) securities, as well as options on Public Investment Funds.

The Fund’s SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

The Adviser’s Strategy

The Fund pursues its investment objectives of producing income and achieving low to moderate volatility and low to moderate correlation to the broader equity markets by diversifying its investments over a broad range of property types and real estate asset classes and taking advantage of the expertise of different asset managers. For example, the Fund will invest in companies focused on a variety of real estate asset classes and different qualities of real estate assets. When selecting investment vehicles, the Adviser will evaluate asset managers by reviewing their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies. The Adviser will also assess the likely risks and returns of the investment strategies utilized by the management of the investment vehicles, and evaluate the potential correlation among the investment strategies under consideration. The Adviser generally will seek to invest in investments and investment vehicles whose expected risk-adjusted returns are determined to fit the Fund’s objectives and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser will seek to allocate the Fund’s assets so that the Fund may benefit from the performance record of various investment vehicles, and from having access to new and existing investment vehicles that are often available only at substantial minimum investments.

The investment vehicles in which the Fund invests may employ a wide variety of investment strategies that invest in (i) equity, equity-related and other securities of companies across some or all real estate related sectors of the market, (ii) debt securities of companies across some or all real estate related sectors of the market and (iii) mortgage backed securities. In addition, the Fund may invest in investment vehicles that use derivatives, consisting of forwards, futures contracts, options, warrants and interest rate swaps, in connection with managing their investments in real estate. In addition, the Fund may invest directly in CMBS, the preferred stock issued by REITs, and other convertible or non-convertible secured or unsecured real estate debt securities.

The Adviser reserves cash inflows on a quarterly basis as appropriate to meet unfunded commitments to Private Real Estate Investment Funds in the Fund’s portfolio. In addition, the Adviser reserves capacity on the Fund’s credit facility to fund any shortfalls in expected inflows.

The Fund seeks to invest in a portfolio of quality investments in primarily three main categories of investment vehicles: Public REITs and REOCs; Private Real Estate Investment Funds; and Real Estate Credit Securities.

Public REITs. REITs are investment vehicles that invest primarily in income-producing real estate or mortgages and other real estate-related loans or interests. Public REITs are listed on global stock exchanges and invest directly in real estate, typically through either properties or mortgages. In most countries, the tax efficiency of REITs is more attractive than that of other stock-issuing corporations. The latter is ordinarily subject to tax on income before distribution, whereas most REITs are not. This translates to higher potential profits for REIT shareholders.

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The Fund’s investments in Public REITs are intended principally to generate current income, plus substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. In addition, the Fund’s investments in Public REITs are intended to provide diversification alongside Private Real Estate Investment Funds.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Public REITs. The Fund invests in Public REITs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of Public REITs to the broader market, the impact of the debt capital markets on Public REIT equities, and upon the supply of and demand for commercial real estate overall and within real estate sectors. On a micro level, the Adviser will examine the attractiveness of each Public REIT’s property type; quality and historic success of management; its common stock’s relative price-earnings ratio as compared to other stocks within its sector; whether the common stock is trading at a premium or discount to its NAV; internal and external (acquisitions and development) growth prospects to drive earnings growth; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; and target leverage levels.

REOCs. REOCs are companies that invest in real estate and whose shares trade on a public exchange. A REOC is similar to a Public REIT, except that a REOC does not receive advantaged tax treatment because REOCs reinvest earnings rather than distribute dividends to unit holders. Additionally, REOCs are more flexible than REITs in terms of what types of real estate investments they can make.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in REOCs. The Fund’s investments in REOCs are intended principally to generate current income and provide substantial liquidity for the Fund, and will seek to have low to moderate correlation to the broader equity markets. As with its investment in Public REITs, the Fund’s investments in REOCs are intended to provide diversification alongside Private Real Estate Investment Funds. The Fund invests in REOCs by purchasing their common stock, preferred stock, debt and/or warrants. Investment criteria on a macro level will include relative attractiveness of REOCs to the broader market, and the supply of and demand for commercial real estate overall and within real estate sectors.

Private Real Estate Investment Funds. Private Real Estate Investment Funds may be organized as unregistered REITs, commonly known as private REITs. Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them. The Private Real Estate Investment Funds included in the Fund’s portfolio may be purchased on the secondary market or directly from the issuer of the security.

Under normal circumstances, the Fund anticipates that it will invest no more than 80% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds. The Fund’s investments in Private Real Estate Investment Funds are intended to generate higher absolute returns than are typically available from investing in Public REITs or Public Investment Funds, but also may entail a higher risk profile. In addition, the Fund’s investments in Private Real Estate Investment Funds are intended to deliver returns which have a low to moderate correlation to the broader equity markets. Private Real Estate Investment Funds have less pressure to make quarterly distributions, can be more opportunistic and can have a longer investment term.

The Fund’s typical investments in Private Real Estate Investment Funds will be made through the purchase of common stock or limited partnership or limited liability company membership interests in such funds. Investment criteria will include evaluating the strength of the sponsor and management; prior investment performance of the target fund as well as the performance of other funds managed by the sponsor; the attractiveness of the property sectors and geographical allocations of the fund; expected stability of income; expected capital appreciation, and target leverage levels. The Fund will invest no more than 15% of its assets (defined as net assets plus borrowing for investment purposes) in Private Real Estate Investment Funds that are commonly known as hedge funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act.

REITs Generally.

Distributions. Distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital. Because REITs are required by law to distribute 90% of their taxable income to shareholders each year in the form of dividends, REITs have historically paid a higher rate of dividends than most other non-real estate operating companies. Investors should always bear in mind, of course, that past performance is not necessarily indicative of future results. Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

REIT Preferred Stock. The Fund may invest in preferred stocks issued by REITs. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated, preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

REIT Convertible Securities. Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises). The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers, such as the Fund, under Rule 144A under the Securities Act.

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Warrants. Warrants entitle the holder to buy the underlying stock of the issuing company at a fixed exercise price until the expiry date. Warrants are issued and guaranteed by the company, and are ordinarily issued directly to existing common or preferred shareholders.

REIT Bonds. REIT bonds are a debt investment in which an investor loans money to the REIT for a defined period of time at a fixed interest rate. As a debt instrument, these bonds have priority over the equity issued by the REIT, including common stock and preferred stock. While these bonds can either be secured or unsecured, they are commonly unsecured. REIT bonds are generally issued in durations of 7 to 10 years.

Public Investment Funds. The Fund anticipates making investments in Public Investment Funds principally to temporarily invest the Fund’s capital pending its deployment into other higher-returning investment opportunities, or for defensive purposes under adverse market conditions. Public Investment Funds consist of the following type of investment companies:

Exchange Traded Funds. ETFs are typically managed by professionals and provide investors with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. “Marginability” refers to an instrument’s ability to be purchased with borrowed money. The “ability to go long” refers to the ability to purchase a security or other instrument with the expectation that the asset will rise in value, and “the ability to go short” means the ability to a sell a borrowed security or other instrument with the expectation that the asset will fall in value. An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs are listed on major stock exchanges and are traded like stocks.

Index Funds. An Index Fund is a mutual fund with an investment objective of seeking to replicate the performance of a specific securities index, such as the National Association of Real Estate Investment Trusts (NAREIT) Index or the MSCI US REIT Index. Most Index Funds are not actively managed and generally provide broad market exposure, low operating expenses and low portfolio turnover.

Closed-End Funds and Mutual Funds. In addition to ETFs and Index Funds, and subject to the Fund’s investment restrictions, the Fund may invest in closed-end funds and mutual funds that invest primarily in what the Adviser considers real estate and real estate related industry securities. Shares of closed-end funds are typically listed for trading on major stock exchanges and, in some cases, may be traded in other over-the-counter markets.

Under normal circumstances, the Fund anticipates that it will invest up to approximately 10% of its assets (defined as net assets plus borrowing for investment purposes) in Public Investment Funds. The Fund may also invest in options on Public Investment Funds to hedge against market declines.

Certain Private Real Estate Investment Funds and Public Investment Funds. The Fund may also invest up to 20% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in Private Real Estate Investment Funds and Public Investment Funds that invest, under normal circumstances, less than 80% of their assets in real estate and real estate related industry securities.

CMBS. The Fund may also invest up to 35% of the Fund’s assets (defined as net assets plus borrowing for investment purposes) in CMBS. CMBS are structured debt obligations collateralized by pools of commercial mortgages. When selecting CMBS for the Fund’s portfolio, the Fund will seek to select CMBS that, in the judgment of the Fund’s portfolio management team, represent an undervalued investment opportunity with favorable total return potential. This evaluation is based upon multiple factors, including rigorous analysis of the credit performance of the mortgage loan portfolios underlying the CMBS; security structure characteristics such as the priority of payment, credit enhancement and default patterns of underlying loans; and the relative financial strength of the mortgage loan servicer.

Use of Leverage. The Fund may employ leverage, including borrowing from banks in an amount of up to 33% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the 1940 Act. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness. Private Real Estate Investment Funds may utilize leverage in their investment activities. However, the Private Real Estate Investment Funds’ borrowings are not subject to the asset coverage requirement. Accordingly, the Fund, through its investments in Private Real Estate Investment Funds, may be exposed to the risk of highly leveraged investment programs.

Fundamental Policies. The Fund concentrates investments in the real estate industry, meaning that, under normal circumstances, it invests more than 25% of its net assets in the securities of companies in the real estate industry. This policy is fundamental and may not be changed without shareholder approval.

The SAI contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental (if any) investment policies of the Fund under the heading “Investment Objectives and Policies.”

Investment Strategy, Diversification and Criteria Used in Selecting Investments

The Fund’s investment strategy focuses on identifying individual securities that have:

●	an emphasis on income generation,

●	attractive risk-adjusted returns,

●	low to moderate volatility, and

●	low to moderate correlation to the broader equity markets.

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The Fund seeks diversification of its investments within the real estate industry through exposure to a broad range of asset classes and managers, and by investing across various levels and qualities of real estate. Further, the Fund will seek to diversify geographically both within and outside of the United States and by capital structure (investments in common stock, preferred stock, warrants, debt and convertible securities).

The Adviser uses both quantitative and qualitative processes to select investments for the Fund. Analyzing relevant quantitative and qualitative criteria, the Adviser identifies investments which it believes to be ‘best in class’ based on their potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions. In constructing the portfolio, the Adviser seeks to balance the competing objectives of providing income, maximizing portfolio returns, and minimizing portfolio volatility. The Adviser selects securities from different real estate regions and sectors to create a portfolio it believes will deliver a relatively high risk-adjusted return.

Because of the lead/lag relationship between public REITs and private real estate investments, the Adviser believes that an optimally blended portfolio can be hedged against downturns in the real estate market: when one side of the real estate market is falling, the other can buoy returns for the Fund as a whole. While the Adviser may strategically rebalance the Fund’s diversification exposure based on changing market conditions, the Adviser will seek to maintain a well-diversified portfolio that effectively manages real estate asset class and sector risk over time. The Adviser manages the Fund’s investments over a long-term time horizon while being mindful of the historical context of the markets.

There can be no assurance that any or all of the Fund’s investment strategies will be successful.

Diversification of Asset Managers

The Fund intends to pursue its objective of maintaining low to moderate volatility and low to moderate correlation to the broader equity markets by identifying and investing with asset managers with expertise in managing portfolios of real estate and real estate related industry securities. Using information generally available to investors, the Adviser will evaluate asset managers based on their experience, track record, current portfolios, and ability to weather real estate cycles by employing effective risk management and mitigation strategies.

Many Private Real Estate Investment Funds require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in such Private Real Estate Investment Funds, the Fund offers its shareholders access to institutional asset managers that may not be otherwise available to them.

Diversification by Asset Class

The Fund intends to pursue its objective of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by diversifying its investments across the many asset classes of the real estate industry, including retail, office, multifamily, hospitality, industrial, heath care, land and self-storage sectors.

Diversification by Type and Quality of Real Property

The Fund intends to pursue its objectives of producing income, achieving capital appreciation, and maintaining low to moderate portfolio volatility by investing across various levels and qualities of real estate. The levels are often referred to as Core, Core Plus, Value Added, and Opportunistic or Distressed real estate.

Core. The Fund’s “core” investments target high-quality portfolios with real estate assets that provide relatively lower and more stable returns. Such investments are typically located in primary markets and in the conventional property types, which consist of office, retail, multifamily and hotels. Properties are stable, well-maintained, well-leased and often of the Class A variety (meaning among the best in terms of quality and location).

Core Plus. The Fund’s “core plus” investments are a moderate risk/moderate return strategy. These investments will generally be in core properties however some of these properties will require some form of enhancement or value-added element.

Value Added. The Fund’s “value added” strategy typically focuses on more aggressive active asset management and often employs more leverage. This is a medium-to-high risk/medium-to-high return strategy. It generally involves buying a property, improving it in some way, and selling it at an opportune time for a gain. Properties are considered value added when they exhibit management or operational problems, require physical improvement due to age, and/or suffer from capital constraints.

Opportunistic or Distressed. The Fund’s “opportunistic” or “distressed” investments typically focuses on the most aggressive and active asset management strategies, typically on growth and development oriented or centered properties, and/or on property repositioning or redevelopment strategies. Such investments typically offer the highest overall expected return potential, but also carry the highest risk. They frequently utilize high degrees of financial leverage and require substantial capital investment. Typically, a significant portion of the return on the underlying asset is achieved upon its sale or refinancing, with limited or no current income generation.

Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, consisting of money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U. S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objectives. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s Portfolio Managers are subjective.

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The Fund has no intent to use leverage through issuing preferred shares during the next twelve months. However, the Board of Trustees may decide to issue preferred shares in the future, subject to the asset coverage requirements of the 1940 Act, which generally require that the Fund have asset coverage of at least 200% of the issue size. The Fund may borrow for investment purposes, to fund distributions, for temporary liquidity, or to finance repurchases of its shares, as permitted under the 1940 Act.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100%, but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s SAI.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Additional Detail Regarding Types of Portfolio Investments

The Fund may invest in the following types of securities, subject to certain limitations as set forth below. The Fund is under no obligation to invest in any of these securities.

Real Estate Investment Trusts

The Fund will invest in real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Dividends paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate Operating Companies

The Fund will invest in real estate operating companies. REOCs are companies that invest in real estate and whose shares trade on public exchanges. The market value of REOC shares and the ability of REOCs to distribute income may be adversely affected by the same factors as those described above for REITs. However, REOCs differ from REITs in that dividends received by REOC shareholders are taxed similar to dividends of a standard corporation, REOCs have less investment limitations and investments can be funded with internally generated funds without penalty (i.e., forfeiting tax advantages), and REOCs do not need to hire outside management for certain assets such as hotels.

Private Real Estate Investment Funds and Public Investment Funds

Private Real Estate Investment Funds and Public Investment Funds comprising the Fund’s portfolio may employ a wide variety of investment strategies, including:

●	Diversified Equities. A long/short investment strategy of investing in equity, equity-related and other securities.

●	Debt and Equity Opportunities. A long/short investment strategy in corporate debt and equity securities of leveraged companies and financially distressed firms and other investments.

●	Structured Credit. A long/short investment strategy in structured mortgage-backed securities.

CMBS

CMBS are structured debt obligations collateralized by pools of commercial mortgages. CMBS generally are multi-class debt or pass-through certificates secured or backed by mortgage loans on commercial properties. CMBS generally are structured to provide protection to the senior class investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities take the first loss if there are defaults on the underlying commercial mortgage loans. Other protections, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, cross-collateralization and over-collateralization. The Fund may invest in CMBS issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. CMBS have no governmental guarantee.

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Exchange Traded Funds

The Fund may invest its assets in ETFs that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. ETFs are typically passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts, which are unmanaged portfolios overseen by trustees and some ETFs may be grantor trusts.

An ETF typically holds a portfolio of securities or contracts designed to track a particular market segment or index. ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of, for example, 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from mutual funds that are traded after hours once the NAV is calculated. ETFs have many of the same risks as mutual funds and closed-end funds.

ETFs are listed on national stock exchanges and are traded like stocks listed on an exchange. ETF shares may trade at a discount or a premium in market price if there is a limited market in such shares. Investments in ETFs are subject to brokerage and other trading costs, which could result in greater expenses to the Fund. ETFs also are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETFs and may be higher than other funds that invest exclusively in stocks and bonds. You will indirectly bear fees and expenses charged by the ETFs in addition to the Fund’s direct fees and expenses. Finally, because the value of ETF shares depends on the demand in the market, the Adviser may not be able to liquidate the Fund’s holdings at the most optimal time, adversely affecting the Fund’s performance.

Closed-End Funds

The Fund may invest its assets in “closed-end” investment companies (or “closed-end funds”) that invest primarily in what the Adviser considers alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, such as commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets. Shares of closed-end funds are typically offered to the public in a one-time initial public offering by a group of underwriters who retain a spread or underwriting commission of between 4% or 6% of the initial public offering price. Such securities are then listed for trading on the NYSE or the National Association of Securities Dealers Automated Quotation System (commonly known as “NASDAQ”) and, in some cases, may be traded in other over-the-counter markets. Because the shares of closed-end funds cannot be redeemed upon demand to the issuer like the shares of an open end investment company, investors seek to buy and sell shares of closed-end funds in the secondary market.

The Fund generally will purchase shares of closed-end funds in the secondary market. The Fund will incur normal brokerage costs on such purchases similar to the expenses the Fund would incur for the purchase of securities of any other type of issuer in the secondary market. The Fund may, however, also purchase securities of a closed-end fund in an initial public offering when, in the opinion of the Adviser, based on a consideration of the nature of the closed-end fund’s proposed investments, the prevailing market conditions and the level of demand for such securities, they represent an attractive opportunity for growth of capital. The initial offering price typically will include a dealer spread, which may be higher than the applicable brokerage cost if the Fund purchased such securities in the secondary market.

Open-End Funds (mutual funds)

The Fund may invest in open-end investment companies, commonly known as mutual funds. The Fund may invest in mutual funds that invest primarily in what the Adviser considers to be alternative assets, subject to the Fund’s investment restrictions. Alternative assets consist of assets other than traditional stocks and bonds, and commonly include commodities, real estate, and foreign currencies. Under normal circumstances, the Fund will invest no more than 20% of its assets (defined as net assets plus borrowing for investment purposes) in non-real estate related alternative assets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a complete investment program. Before investing in the Fund you should consider carefully the following risks the Fund faces through its direct investments and its investments in Private Real Estate Investment Funds and Public Investment Funds. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors, before deciding whether to invest in the Fund.

CMBS Risk. Investing in CMBS entails various risks: credit risks, liquidity risks, interest rate risks, market risks, operations risks, structural risks, geographical concentration risks, basis risks and legal risks. Credit risk of CMBS arises primarily from the potential for losses due to delinquencies and defaults by the borrowers in payments on the underlying obligations and the risk that the servicer fails to perform. CMBS are subject to risks associated with their structure and execution, including the process by which principal and interest payments are allocated and distributed to investors, how credit losses affect the issuing vehicle and the return to investors in such CMBS, whether the collateral represents a fixed set of specific assets or accounts, whether the underlying collateral assets are revolving or closed-end, under what terms (including maturity of the CMBS) any remaining balance in the accounts may revert to the issuing entity and the extent to which the entity that is the actual source of the collateral assets is obligated to provide support to the issuing vehicle or to the investors in such CMBS. In addition, concentrations of CMBS of a particular type, as well as concentrations of CMBS issued or guaranteed by affiliated obligors, serviced by the same servicer or backed by underlying collateral located in a specific geographic region, may subject the CMBS to additional risk.

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CMBS are, generally, securities backed by obligations (including certificates of participation in obligations) that are principally secured by mortgages on real property or interests therein having a multifamily or commercial use, such as regional malls, other retail space, office buildings, industrial or warehouse properties, hotels, nursing homes and senior living centers. CMBS are subject to particular risks, including lack of standardized terms, shorter maturities than residential mortgage loans and payment of all or substantially all of the principal only at maturity rather than regular amortization of principal. Additional risks may be presented by the type and use of a particular commercial property. Special risks are presented by hospitals, nursing homes, hospitality properties and certain other property types. Commercial property values and net operating income are subject to volatility, which may result in net operating income becoming insufficient to cover debt service on the related mortgage loan. The repayment of loans secured by income-producing properties is typically dependent upon the successful operation of the related real estate project rather than upon the liquidation value of the underlying real estate. Furthermore, the net operating income from and value of any commercial property is subject to various risks, including changes in general or local economic conditions and/or specific industry segments; the solvency of the related tenants; declines in real estate values; declines in rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; changes in governmental rules, regulations and fiscal policies; acts of God; terrorist threats and attacks and social unrest and civil disturbances. In addition, the repayment of loans secured by income producing properties typically is dependent upon the successful operation of the related real estate project and the cash flow generated therefrom.

Concentration in Real Estate Securities Risk. The Fund will not invest in real estate directly, but because the Fund will concentrate its investments in investment vehicles that invest principally in real estate and real estate related industry securities, its portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. Although the Fund will not invest in real estate directly, the Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares will be affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Industrial Properties. Industrial properties are affected by downturns in the manufacture, processing and shipping of goods.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays as well as adverse changes in local and national economic and market conditions.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment.

Other factors may contribute to the risk of real estate investments:

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Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio real estate companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of the Fund’s portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent years related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Conflicts of Interest Risk. The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) manage the assets of and/or provide advice to other pooled investment vehicles and separate accounts, as well as to the Fund. The Fund has no interest in the activities of the Adviser’s or its affiliates’ other clients. In addition, the Adviser and its affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. However, there are no affiliations or arrangements between the Adviser’s clients, the Private Real Estate Investment Funds and Public Investment Funds and the asset managers to the Private Real Estate Investment Funds and Public Investment Funds.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) will experience conflicts of interest in connection with the management of the Fund, relating to the allocation of the Adviser’s time and resources between the Fund and other investment activities; the allocation of investment opportunities by the Adviser and its affiliates (including client accounts managed by affiliates of the Adviser); compensation to the Adviser; services that may be provided by the Adviser, its investment professionals and its affiliates to issuers in which the Fund invests; investment by the Fund and other clients of the Adviser, subject to the limitations of the 1940 Act; the formation of additional investment funds by the Adviser or its affiliates; differing recommendations given by the Adviser to the Fund versus other clients of the Adviser and its affiliates; the Adviser’s use of information gained from issuers in the Fund’s portfolio investments by other clients, subject to applicable law; and restrictions on the Adviser’s use of non-public information with respect to potential investments by the Fund. The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain

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issuers or other investment opportunities, which information may be material. As a result of the federal and state securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss (actual or potential) to the Fund.

Convertible Securities Risk. Convertible securities are hybrid securities that have characteristics of both bonds and common stocks and are subject to risks associated with both debt securities and equity securities. Convertible securities are similar to fixed-income securities because they usually pay a fixed interest rate (or dividend) and are obligated to repay principal on a given date in the future. The market value of fixed-income and preferred securities tends to decline as interest rates increase and tends to increase as interest rates decline. Convertible securities have characteristics of a fixed-income security and are particularly sensitive to changes in interest rates when their conversion value is lower than the value of the bond or preferred share. Fixed-income and preferred securities also are subject to credit risk, which is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Fixed-income and preferred securities also may be subject to prepayment or redemption risk. If a convertible security held by the Fund is called for redemption, the Fund will be required to surrender the security for redemption, convert it into the issuing company’s common stock or cash or sell it to a third party at a time that may be unfavorable to the Fund.

In addition, the Fund may invest in fixed-income and preferred securities rated less than investment grade that are sometimes referred to as high yield or “junk bonds.” These securities are speculative investments that carry greater risks and are more susceptible to real or perceived adverse economic and competitive industry conditions than higher quality securities. Such securities also may be subject to resale restrictions. The lack of a liquid market for these securities could decrease the Fund’s share price. Convertible securities have characteristics similar to common stocks especially when their conversion value is the same as the value of the bond or preferred share. The price of equity securities may rise or fall because of economic or political changes. Stock prices in general may decline over short or even extended periods of time. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses or by the lack of earnings or such an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates.

Debt Securities Risk. When the Fund invests in debt securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of debt securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default) and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

Derivatives Risk. The Fund, as well as the Private Real Estate Investment Funds and Public Investment Funds in which the Fund invests, may use derivatives (consisting of forwards, options, repurchase agreements, futures, warrants, and swaps) to enhance returns or hedge against market declines, and the Fund may also invest in options on Public Investment Funds to hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.

Distribution Policy Risk. The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. A return of capital may also reduce a shareholder’s tax basis, resulting in higher taxes when the shareholder sells his shares, and may cause a shareholder to pay taxes even if he sells his shares for less than the original purchase price. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. Because the Fund makes distributions targeted at an annual rate of greater than 5.00% of the Fund’s net asset value per share class, all or a portion of a distribution may consist of a return of capital (i.e., from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Emerging Markets Risk. The risks of foreign investing mentioned above are heightened when investing in emerging markets. Emerging markets securities involve a number of additional risks, which may result from less government supervision and regulation of business and industry practices (including the potential lack of strict finance and accounting controls and standards), stock exchanges, brokers, and listed companies, making these investments potentially more volatile in price and less liquid than investments in developed securities markets, resulting in greater risk to investors. There is a risk in developing countries that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, imposition or enforcement of foreign ownership limits, seizure, nationalization, sanctions or imposition of restrictions by various governmental entities on investment and trading, or creation of government monopolies, any of which may have a detrimental effect on the Fund’s investments. In addition, the Fund’s investments may be denominated in foreign currencies and therefore, changes in the value of a country’s currency compared to the U.S. dollar may affect the value of the Fund’s investments. To the extent that the Fund invests a significant portion of its assets in the securities of issuers in or companies of a single country or region, it is more likely to be impacted by events or conditions affecting that country or region, which could have a negative impact on the Fund’s performance.

Foreign Investment Risk. Investing in foreign securities typically involves more risks than investing in U.S. securities. Investment in foreign securities carries risks associated with:

●	political and economic developments - the political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S.;

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●	trading practices - government supervision and regulation of foreign securities and currency markets, trading systems and brokers may be less than in the U.S.;

●	availability of information - foreign issuers may not be subject to the same disclosure, accounting and financial reporting standards and practices as U.S. issuers;

●	limited markets - the securities of certain foreign issuers may be less liquid (harder to sell) and more volatile; and

●	currency exchange rate fluctuations and policies.

To the extent the Fund invests in investment vehicles that hold securities that are denominated in foreign currencies, the value of securities denominated in foreign currencies can change significantly when foreign currencies strengthen or weaken relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad. These currency movements may negatively impact the value of the Fund even when there is no change in the value of the security in the issuer’s home country.

The risks of foreign investments may be greater in developing or emerging market countries.

High Yield Securities Risk. High yield securities, commonly called “junk bonds,” are considered speculative. While generally providing greater income than investments in higher-quality securities, these lower-quality securities will involve greater risk of principal and income that higher-quality securities, including the possibility of default or bankruptcy of the issuers of the security. Like other fixed-income securities, the value of high yield securities will also fluctuate as interest rates change. See also “Debt Securities Risk.”

Issuer Risk. The value of a specific security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of an issuer’s securities that are held in the Fund’s portfolio may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods and services.

Large Capitalization Company Risk. The Fund may invest in large capitalization companies. The securities of such companies may underperform other segments of the market because such companies may be less responsive to competitive challenges and opportunities, such as changes in technology and consumer tastes. Large market capitalization companies may be unable to attain the high growth rates of successful smaller companies, especially during periods of economic expansion.

Leverage Risk. The use of leverage, such as borrowing money to purchase securities or for other purposes, by the Fund or a Private Real Estate Investment Fund or a Public Investment Fund will magnify the Fund’s gains or losses. The use of leverage via short selling by a Private Real Estate Investment Fund or a Public Investment Fund will also magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund and a Private Real Estate Investment Fund or a Public Investment Fund to have higher expenses (especially interest and/or short selling-related dividend expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund or a Private Real Estate Investment Fund or a Public Investment Fund may terminate or refuse to renew any credit facility. If the Fund or Private Real Estate Investment Fund or a Public Investment Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may further depress the returns of the Fund.

Liquidity Risk. The Fund is a closed-end investment company structured as an “interval fund” and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The Fund’s NAV changes daily based on the performance of the securities and derivatives in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset classes and securities in which the Fund invests (directly or indirectly) may prove to be incorrect and may not produce the desired results. Additionally, the Adviser’s judgments about the potential performance of Private Real Estate Investment Funds or Public Investment Funds may also prove incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

Medium- and Small-Capitalization Company Risk. The Fund will concentrate its investments in real estate related industry securities. Many issuers of real estate securities are medium- or small-capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies.

Generally, securities of medium- and small-capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult for the Adviser to sell at times and at prices that the Adviser believes appropriate, and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management

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depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Preferred Securities Risk. Preferred securities are subject to credit risk and interest rate risk. Interest rate risk is, in general, that the price of a debt security falls when interest rates rise. Securities with longer maturities tend to be more sensitive to interest rate changes. Credit risk is the risk that an issuer of a security may not be able to make principal and interest or dividend payments on the security as they become due. Holders of preferred securities may not receive dividends, or the payment can be deferred for some period of time. In bankruptcy, creditors are generally paid before the holders of preferred securities.

Private Real Estate Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Private Real Estate Investment Fund managers and selected strategies, the adherence by such Private Real Estate Investment Fund managers to such selected strategies, the instruments used by such Private Real Estate Investment Fund managers and the Adviser’s ability to select Private Real Estate Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, incentive allocations or fees and expenses at the Private Real Estate Investment Fund level.

Private Real Estate Investment Funds are subject to risks associated with legal and regulatory changes applicable to financial institutions generally or to Private Real Estate Investment Funds in particular. The Fund may not be able to invest in certain Private Real Estate Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Private Real Estate Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Private Real Estate Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Private Real Estate Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Private Real Estate Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Private Real Estate Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Private Real Estate Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. A Private Real Estate Investment Fund manager focuses primarily on the real estate industry, which subjects Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. A Private Real Estate Investment Fund manager may focus on a particular country or geographic region, which may subject Private Real Estate Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions. A Private Real Estate Investment Fund manager may use derivatives for speculative or hedging purposes. Private Real Estate Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Private Real Estate Investment Funds. A Private Real Estate Investment Fund manager may sell short securities held by a Private Real Estate Investment Fund, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that a Private Real Estate Investment Fund’s short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Private Real Estate Investment Fund manager may change its investment strategies at any time (subject to any required notification and/or consent provisions set forth in the Private Real Estate Investment Fund’s governing documents). A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets without limitation in restricted and illiquid securities. A Private Real Estate Investment Fund manager may invest the Private Real Estate Investment Fund’s assets in equity securities without limitation as to market capitalization. Private Real Estate Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

Private Real Estate Investment Funds are not publicly traded and therefore are not liquid investments. Please see “Liquidity Risk” for a description of risks associated with illiquid securities. As a result, the Fund may consider information provided by the asset manager to determine the value of the Fund’s investment in the Private Real Estate Investment Fund. The valuation provided by an asset manager as of a specific date may vary from the actual sale price that may be obtained if such investment were sold to a third party. The Adviser will use reasonable due diligence to value securities and may also consider information provided by the Private Real Estate Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s shares. Private Real Estate Investment Funds that invest primarily in publicly traded securities are more easily valued.

In addition to valuation risk, investors in Private Real Estate Investment Funds (including the Fund) are not entitled to the protections of the 1940 Act. For example, Private Real Estate Investment Funds need not have independent boards, may not require shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates. As a result, Private Real Estate Investment Funds may make significant use of leverage, which has the potential to magnify losses versus funds that do not employ leverage. Please see “Leverage Risk” above for a description of risks associated with the use of leverage. Additionally, Private Real Estate Investment Fund managers may have limited operating histories upon which to evaluate their performance, and some Private Real Estate Investment Fund managers may not be registered under the Advisers Act, under state law, or other applicable law. Further, Private Real Estate Investment Fund managers may charge investors (such as the Fund) asset-based fees and incentive allocations or fees of as much as 20% of a Private Real Estate Investment Fund’s net profits (or more in certain limited circumstances), which may create incentives for Private Real Estate Investment Fund managers to make investments that are riskier or more speculative than in the absence of these fees. These characteristics present additional risks, including the possibility of total risk of loss, for shareholders.

The Fund may invest in Private Real Estate Investment Funds that are organized as unregistered REITs, commonly known as private REITs. Please see “Private REIT Risk” for a description of risks associated with private REITs.

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Private REIT Risk. In addition to the risks described in “Private Real Estate Investment Fund Risk” and “REIT Risk,” Private REITs are typically smaller and financially less stable than Public REITs. Private REITs are unlisted, making them hard to value and trade. Moreover, private REITs generally are exempt from Securities Act registration and, as such, are not subject to the same disclosure requirements as Public REITs, which makes private REITs more difficult to evaluate from an investment perspective.

Public Investment Funds Risk. The Fund’s performance depends in part upon the performance of the Public Investment Fund managers and selected strategies, the adherence by such Public Investment Fund managers to such selected strategies, the instruments used by such Public Investment Fund managers and the Adviser’s ability to select Public Investment Fund managers and strategies and effectively allocate Fund assets among them. Fund shareholders will bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, which may include incentive allocations or fees and expenses at the Public Investment Fund level.

The Fund is subject to, and indirectly invests in Public Investment Funds that are subject to, risks associated with legal and regulatory changes applicable to financial institutions generally or to Public Investment Funds in particular. The Fund may not be able to invest in certain Public Investment Funds that are oversubscribed or closed, or the Fund may be able to allocate only a limited amount of assets to a Public Investment Fund that has been identified as an attractive opportunity. The Fund’s investments in certain Public Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment. The Fund may invest indirectly a substantial portion of its assets in Public Investment Funds that follow a particular type of investment strategy, which may expose the Fund to the risks of that strategy. Many of the Fund’s assets will be priced in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The Fund, upon its redemption of all or a portion of its interest in a Public Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Public Investment Fund returns may exhibit greater correlations among each other or with fixed-income or equity indices than anticipated by the Adviser, particularly during times of general market turmoil. Public Investment Fund managers may invest the Public Investment Funds’ assets in securities of non-U.S. issuers, including those in emerging markets, and the Fund’s assets may be invested in Public Investment Funds that may be denominated in non-U.S. currencies, thereby exposing the Fund to various risks that may not be applicable to U.S. securities. Public Investment Fund managers focus primarily on the real estate industry, which subjects Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of industries. Public Investment Fund Managers may focus on a particular country or geographic region, which may subject Public Investment Funds, and thus the Fund, to greater risk and volatility than if investments had been made in issuers in a broader range of geographic regions.

Public Investment Fund managers may use derivatives for speculative or hedging purposes. Public Investment Fund managers may have limited operating histories upon which to evaluate their performance. Public Investment Funds may incur leverage for investment or other purposes, which may increase the volatility of the Public Investment Funds. Public Investment Fund managers may sell short securities held by Public Investment Funds, which presents the risk of unlimited loss because of increases in the market price of the security sold short, and the risk that Public Investment Funds’ short selling activities may be adversely affected by regulatory restrictions that may be imposed at any time. A Public Investment Fund manager may invest the Public Investment Fund’s assets without limitation in restricted and illiquid securities. A Public Investment Fund manager may invest the Public Investment Fund’s assets in equity securities without limitation as to market capitalization. Public Investment Funds may invest in equity securities issued by smaller capitalization companies, including micro-cap companies, the prices of which may be subject to erratic market movements.

ETF and Closed-End Fund Risk. Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund may invest may not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices. The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.

REIT Risk. Investments in REITs will subject the Fund to various risks. REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. Returns from REITs, which typically are small or medium capitalization stocks, may trail returns from the overall stock market. In addition, changes in interest rates may hurt real estate values or make REIT shares less attractive than other income-producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.

Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will in fact qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s

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basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from borrowing proceeds, available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser would otherwise do so, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its gross assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board of Trustees is comprised of four Trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the SAI.

Investment Adviser

Resource Real Estate, LLC, located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC under the Advisers Act. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III, which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services. In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S. Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection.

A discussion regarding the basis for the Board of Trustees’ most recent renewal of the Management Agreement will be included in the Fund’s semi-annual report to shareholders for the period ended March 31, 2019.

The Adviser and the Fund have entered into an Expense Limitation Agreement under which the Adviser has agreed, until at least January 31, 2021, to waive its management fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding interest, brokerage commissions, acquired fund fees and expenses and extraordinary expenses), to the extent that its management fees plus the Fund’s ordinary annual operating expenses exceed 1.99% per annum of the Fund’s average daily net assets attributable to Class W shares. Such Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Fund’s Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within the three years from the date the Adviser waived any payment or reimbursed any expenses, if the Fund is able to make the repayment without exceeding the expense limitation in place at the time of the waiver or the current expense limitation and the repayment is approved by the Board of Trustees. Any recoupments would be limited to either (1) the expense cap in effect at the time of the waiver, or (2) the expense cap in effect at the time of recapture, whichever is less.

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Portfolio Managers

Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has also served as the Fund’s President since July 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017 and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services from July 2009 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

The SAI provides additional information about the Fund’s Portfolio Managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

ALPS Fund Services, Inc. (“AFS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as Administrator and Accounting Agent. For its services as Administrator and Accounting Agent, the Fund pays AFS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses. DST Systems, Inc. (“DST” or the “Transfer Agent”), located at PO Box 219169, Kansas City, MO 64121, serves as Transfer Agent.

Custodian

MUFG Union Bank, N.A. (the “Custodian”), with principal offices at 1251 Avenue of the Americas, New York, NY 10020, serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, MUFG Union Bank, N.A. holds the Fund’s assets in safekeeping and keeps all necessary records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay any expenses of any Trustee of the Fund who is affiliated with it.

AFS is obligated to pay expenses associated with providing the services contemplated by an Administration, Bookkeeping and Pricing Services Agreement (administration and accounting), including compensation of and office space for its officers and employees and administration of the Fund. DST is obligated to pay expenses associated with providing the services contemplated by an Agency Agreement (transfer agent), including compensation of and office space for its officers and employees providing transfer agent services to the Fund.

The Fund pays all other expenses incurred in the operation of the Fund, which consist of (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade association, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees, (xiii) compliance services fees and (xiv) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class W shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class W shares.

The Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Class W shares are offered at net asset value. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the net asset value of the shares.

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The Fund’s net asset value per share is calculated, on a class-specific basis, by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the net asset value of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board of Trustees shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the NASDAQ official closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board of Trustees deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s net asset value may change at times when it is not possible to purchase or sell shares of the Fund. The Fund may use a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio.

In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available (as in the case of Private Real Estate Investment Funds, Non-Traded REITs and other illiquid funds (collectively, “Non-Traded Funds”), securities are valued at fair value as determined by the Board of Trustees. As a general matter, fair value represents the amount that the Fund could reasonably expect to receive if the Fund’s investment in the security were sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Board believes to be reliable. The Board of Trustees has delegated to the Fund’s Valuation Committee (which includes at least one independent Trustee) the day to day responsibility for determining these fair values in accordance with the policies it has approved, which acts under the Board of Trustees’ supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

Non-Traded Funds will be difficult to value, particularly to the extent that their underlying investments are not publicly traded. In the event a Non-Traded Fund does not report a value to the Fund’s Valuation Committee on a timely basis, the Adviser, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, will determine the fair value of such Non-Traded Fund based on the most recent value reported by the Non-Traded Fund, as well as any other relevant information available at the time the Fund values its investments. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment in such Non-Traded Fund at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

There is no single standard for determining fair value of a security. Rather, the fair value determinations will involve significant professional judgment in the application of both observable and unobservable attributes, and as a result, the calculated net asset values of the Non-Traded Funds’ assets may differ from their actual realizable value or future fair value. In determining the fair value of a security for which there are no readily available market quotations, the Valuation Committee, acting under the Board of Trustees’ supervision and pursuant to policies implemented by the Board of Trustees, may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Managers. The Valuation Committee may also consider periodic financial statements (audited and unaudited) or other information provided by the issuer to investors or prospective investors. As part of its due diligence of Non-Traded Fund investments, the Adviser will attempt to obtain current information on an ongoing basis from market sources, asset managers and/or issuers to value all fair valued securities. However, it is anticipated that portfolio holdings and other value information of the Non-Traded Funds could be available on no more than a quarterly basis. Based on its review of all relevant information, the Adviser may conclude in certain circumstances that the information provided by the asset manager and/or issuer of a Non-Traded Fund does not represent the fair value of the Fund’s investment in such security. Non-Traded Funds that invest primarily in publicly traded securities are more easily valued because the values of their underlying investments are based on market quotations.

Before investing in any Non-Traded Fund, the Adviser, under the oversight of the Board of Trustees, will conduct a due diligence review of the valuation methodology utilized by the Non-Traded Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Fund for valuing its own investments. After investing in a Non-Traded Fund, the Adviser will monitor the valuation methodology used by the asset manager and/or issuer of the Non-Traded Fund. Following procedures adopted by the Board of Trustees, in the absence of specific transaction activity in a particular investment Non-Traded Fund, the Valuation Committee will consider whether it is appropriate, in light of all relevant circumstances, to value the Fund’s investment at the net asset value reported by the Non-Traded Fund at the time of valuation or to adjust the value to reflect a premium or discount.

Furthermore, because Non-Traded Funds report financial information only periodically, the Adviser will use other methodologies to value Non-Traded Funds during the intervals between reporting periods. The predominant approach applied in these interim periods is the use of a representative index or indices as a proxy for changes in the market value of the security in question. In employing this methodology, the Adviser

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selects an index or mix of indices that it believes will behave most similarly to the security that will be valued in such manner. The value of the security is then changed by the same percentage as the change in the index or indices on a daily basis. The Fund’s Valuation Committee approves the selection of the Adviser’s selection of index or indices. Due to the unique characteristics of each Non-Traded Fund, there can be no guarantee that the performance of the index or indices will accurately track the changes in the value of the Non-Traded Fund.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the fair valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary, the Fund’s Valuation Committee will review any securities valued in accordance with the Fund’s valuation policies.

Investors may find additional information on the Fund’s fair value methodology on its website: www.ResourceAlts.com.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a Portfolio Manager’s management of the Fund’s investments, on the one hand, and the investments of other accounts for which the Portfolio Manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. In the event a conflict of interest arises in connection with a prospective investment by the Fund, the Adviser will take appropriate steps to mitigate that conflict. To mitigate conflicts associated with investment allocation, the Adviser has adopted policies and procedures that require that the Adviser and its affiliates distribute investment opportunities among client accounts in a fair and equitable manner (i.e., on a pro rata basis, relative to the size of the order).

Other potential conflicts might include conflicts created by specific Portfolio Manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its Portfolio Managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts. These policies and procedures also require that the Adviser and its affiliates seek best execution for securities transactions executed on the Fund’s behalf.

The Adviser and/or its affiliates may from time to time obtain non-public information regarding certain issuers or other investment opportunities, which information may be material. As a result of the federal and states securities laws’ prohibition on trading on the basis of material non-public information, the Fund may be prohibited from buying or selling securities or pursuing a transaction or investment opportunity, which may result in a loss to the Fund.

From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, or with exemptive relief the Fund may receive from the SEC, if any, the Fund and other clients for which the Adviser or its affiliates provide investment management services or carry on investment activities may make investments at different levels of an investment entity’s capital structure or otherwise in different classes of an issuer’s securities. These investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients, including in the case of financial distress of the investment entity.

As a closed-end investment company, the Fund may be limited in its ability to invest in any portfolio company in which an affiliate’s other client has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with the Adviser or one or more of its affiliates. Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC.

QUARTERLY REPURCHASES OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to repurchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the date such payment is made (the “Repurchase Payment Date”), which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline. However, investors should not rely on repurchase offers being made in amounts in excess of 5% of Fund assets.

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If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered. In addition, the Fund will accept the total number of shares tendered in connection with required minimum distributions from an IRA or other qualified retirement plan. It is the shareholder’s obligation to both notify and provide the Fund supporting documentation of a required minimum distribution from an IRA or other qualified retirement plan.

Notice to Shareholders

Approximately 30 days (but no less than 21 days or more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether or not to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the date the repurchase proceeds are scheduled for payment (the “Repurchase Payment Deadline”). The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-747-9559 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which will be no more than seven (7) days after the Repurchase Pricing Date. The Board of Trustees may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount (the “Liquidity Amount”) from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Liquidity Amount shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from borrowing proceeds, available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

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The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to redeem shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make quarterly distributions to shareholders. Distributions may be funded from borrowing proceeds, available cash or sales of portfolio securities. However, the Fund seeks to cover the majority of its distributions with distributable cash flow and realized gains. The level of quarterly distributions (including any return of capital) is targeted to represent an amount equivalent to an annual rate of greater than 5.00% of the Fund’s current net asset value per share class. If, for any distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then assets of the Fund will be sold and the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary dividend income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets).

This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio.

Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested in additional shares of the Fund. See “Dividend Reinvestment Policy.”

The dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each period. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the dividend or other distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board of Trustees reserves the right to change the quarterly distribution policy from time to time.

Tax Consequences of Certain Distributions. As stated above, shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law.

DIVIDEND REINVESTMENT POLICY

The Fund operates under a dividend reinvestment policy administered by DST. Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the dividend reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Transfer Agent in writing at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Such written notice must be received by the Transfer Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the dividend reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Transfer Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

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The Transfer Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Transfer Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Transfer Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the dividend reinvestment policy, the Transfer Agent will administer the dividend reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the dividend reinvestment policy.

Neither the Transfer Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except as expressly set forth herein. Neither shall they be liable for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of Distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Distributions. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the dividend reinvestment policy; however, the Fund reserves the right to amend the dividend reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the dividend reinvestment policy should be directed to the Transfer Agent at Resource Real Estate Diversified Income Fund, c/o DST Systems, Inc., P.O. Box 219169, Kansas City, MO 64121. Certain transactions can be performed by calling the toll free number 1-855-747-9559.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Code, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the dividend reinvestment policy. For U.S. federal income tax purposes, all dividends are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the dividends it receives from the Fund. Fund dividend payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund dividend payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

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DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on August 1, 2012. The Fund’s Agreement and Declaration of Trust (the “Declaration of Trust”) provides that the Board of Trustees may authorize separate classes of shares of beneficial interest. The Board of Trustees has authorized an unlimited number of shares, subject to a $1 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers eight different classes of shares: Class A, Class C, Class W, Class I, Class U, Class T, Class D and Class L shares. The Fund began continuously offering its common shares on March 11, 2013. On July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class C and Class I shares. On November 21, 2014, the Fund created its Class W shares. On February 10, 2015, the Fund created its Class U, Class T and Class D shares. On June 27, 2017, the Fund created its Class L shares. Class A, Class C, Class D, Class I, Class W, Class U, Class T and Class L shares are sold through separate prospectuses. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads, and ongoing fees and expenses for each share class are different.

Holders of shares will be entitled to the payment of Distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make dividend distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all dividends declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Dividend Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares.

Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s Transfer Agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Transfer Agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. The Transfer Agent will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

The following table shows the amounts of Class W shares of the Fund that have been authorized and are outstanding as of December 31, 2018:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class W Shares	Unlimited*	None	7,382,933.9810

*	subject to a $1 billion limit on the Fund

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. Each Trustee is elected for an indefinite term and does not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s assets, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

PLAN OF DISTRIBUTION

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the distributor of the Fund’s shares on a reasonable efforts basis, subject to various conditions. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 under the Securities Act, the Fund intends to offer to sell up to $1,000,000,000 of its shares, on a continuous basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares,

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but will use its reasonable efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. Class W shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the Class W share class.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the advisory fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by DST, the Fund’s transfer agent. The returned check and stop payment fee is currently $25.00. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders received from a Financial Intermediary will be priced at the NAV compounded for the Fund at the end of the day upon which the order was received. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Resource Real Estate Diversified Income Fund to:

Resource Real Estate Diversified Income Fund
c/o DST Systems, Inc.
PO Box 219169
Kansas City, MO 64121

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-747-9559 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
DDA #: (number provided by calling toll-free number above)
Credit: UMB
Resource Real Estate Diversified Income Fund
(shareholder registration)
(shareholder account number)

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By Wire — Subsequent Investments

Before sending a wire, investors must contact DST to advise it of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, and its agents, including the Transfer Agent and Custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Telephone — Subsequent Investments

Investors may purchase additional shares of the Fund by calling 1-855-747-9559. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern time will be purchased at the appropriate price calculated on that day.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, DST will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call DST at 1-855-747-9559 for additional assistance when completing an application.

If DST does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five (5) business days if clarifying information/documentation is not received.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-747-9559 for more information about the Fund’s Automatic Investment Plan.

Financial Consultants – Subsequent Investments

Investors may purchase additional shares of the Fund by contacting their financial consultants, such as a broker or investment adviser, and such intermediaries can arrange additional purchases for them.

Share Class Considerations

When selecting a share class, you should consider the following:

●	which share classes are available to you;

●	how much you intend to invest;

●	how long you expect to own the shares; and

●	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Share Class Conversions: Upon request, the Fund may, in its discretion, permit a current Fund shareholder to convert shares held by them to another class of Fund shares in a non-taxable transaction; provided that such shareholder meets the requirements of the new share class.

Purchase Terms

Class W shares are sold at the prevailing NAV per Class W share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class W shares:

●

a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of (i) $100 under the Fund’s automatic investment program and (ii) $1,000 if not made pursuant to the automatic investment program (the Fund reserves the right to waive minimum investment amounts); and

●	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class W shares.

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Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class W shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class W shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class W shares.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

HOUSEHOLDING

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Before doing so, the Fund will obtain the written consent of the affected shareholder(s) or send the affected shareholder(s) a separate written notification of its intent to do so. Once implemented, a shareholder must call 1-855-747-9559 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

ADDITIONAL INFORMATION

The Prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-183982). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

32

PRIVACY NOTICE	Rev. 5/2014

FACTS	WHAT DOES RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND DO WITH YOUR PERSONAL INFORMATION?
Why?

Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include:
● Social Security number ● Assets ● Retirement Assets ● Transaction History ● Checking Account Information	● Purchase History ● Account Balances ● Account Transactions ● Wire Transfer Instructions
When you are no longer our customer, we continue to share your information as described in this notice.
How?

All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons Resource Real Estate Diversified Income Fund chooses to share; and whether you can limit this sharing.

REASONS WE CAN SHARE YOUR PERSONAL INFORMATION	Does Resource Real Estate Diversified Income Fund share?	Can you limit this sharing?
For our everyday business purposes — such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes — to offer our products and services to you	No	We don't share
For joint marketing with other financial companies	No	We don't share
For our affiliates’ everyday business purposes — information about your transactions and experiences	No	We don't share
For our affiliates’ everyday business purposes — information about your creditworthiness	No	We don't share
For nonaffiliates to market to you	No	We don't share

QUESTIONS?	Call 1-855-747-9559

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WHO WE ARE
Who is providing this notice?	Resource Real Estate Diversified Income Fund
WHAT WE DO
How does Resource Real Estate Diversified Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does Resource Real Estate Diversified Income Fund collect my personal information?

We collect your personal information, for example, when you

● Open an account

● Provide account information

● Give us your contact information

● Make deposits or withdrawals from your account

● Make a wire transfer

● Tell us where to send the money

● Tells us who receives the money

● Show your government-issued ID

● Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

● Sharing for affiliates’ everyday business purposes – information about your creditworthiness

● Affiliates from using your information to market to you

● Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

DEFINITIONS
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ● Resource Real Estate Diversified Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies.

● Resource Real Estate Diversified Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ● Resource Real Estate Diversified Income Fund doesn’t jointly market.

34

PROSPECTUS

Resource Real Estate Diversified Income Fund

Class W Shares (WRREX) of
Beneficial Interest

February 1, 2019

Investment Adviser
Resource Real Estate, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

STATEMENT OF ADDITIONAL INFORMATION

February 1, 2019

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

Principal Executive Offices

717 Fifth Avenue, 14th Floor

New York, NY 10022

(212) 506-3899

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectuses of Resource Real Estate Diversified Income Fund (the “Fund” or the “Trust”), dated February 1, 2019 (collectively, the “Prospectus”), as they may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund's securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund's securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-855-747-9559 or by visiting the Fund's website at www.ResourceAlts.com. Information on the website is not incorporated herein by reference. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the Securities and Exchange Commission (“SEC”) at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. The Fund's filings with the SEC are also available to the public on the SEC's website at www.sec.gov. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street NE, Washington, D.C. 20549-0102.

TABLE OF CONTENTS

General Information and History	1
Investment Objectives and Policies	2
Management of the Fund	17
Codes of Ethics	22
Proxy Voting Policies and Procedures	23
Control Persons and Principal Holders	23
Investment Advisory and Other Services	25
Portfolio Managers	27
Allocation of Brokerage	28
Tax Status	30
Other Information	36
Independent Registered Public Accounting Firm	37
Financial Statements	37
Appendix A – Proxy Voting Policy	38

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund is a diversified investment company, which means that, with respect to 75% of its total assets, the Fund will not invest more than 5% of its total assets in the securities of any single issuer nor hold more than 10% of the outstanding voting securities of any single issuer, excluding cash, government securities, and securities of other investment companies. The Fund was organized as a Delaware statutory trust on August 1, 2012. The Fund's principal office is located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, and its telephone number is (212) 506-3899. The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in dividends and distributions declared by the Fund and (ii) on liquidation in the distribution of its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers eight classes of shares: Class A shares, Class C shares, Class D shares, Class I shares, Class L shares, Class U shares, Class T shares and Class W shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads or early withdrawal charges; (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features or purchase arrangements, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees' fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Trust's Board of Trustees (the “Board of Trustees” and each, a “Trustee”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

Resource Real Estate, LLC (the “Adviser”) serves as the Fund’s investment adviser.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund's investment objectives are to produce income and achieve capital appreciation with low to moderate volatility and low to moderate correlation to the broader equity markets.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (i.e., the Fund’s outstanding shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).

(3) Purchase securities on margin.

(4) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public).

(5) Invest 25% or more of the market value of its assets in the securities of companies or entities engaged in any one industry or group of industries, except that, under normal circumstances, the Fund will invest over 25% of its net assets in the securities of companies in the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities.

(6) Purchase or sell commodities, unless acquired as a result of ownership of securities or other investments, except that the Fund may purchase and sell forward and futures contracts and options to the full extent permitted under the 1940 Act, sell foreign currency contracts in accordance with any rules of the Commodity Futures Trading Commission (“CFTC”), invest in securities or other instruments backed by or linked to commodities, invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7) Make loans to others, except (a) where each loan is represented by a note executed by the borrower, (b) through the purchase of debt securities in accordance with the Fund’s investment objectives and policies, (c) to the extent the entry into a repurchase agreement, in a manner consistent with the Fund's investment policies or as otherwise permitted under the 1940 Act, is deemed to be a loan, and (d) by loaning portfolio securities.

(8) Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in marketable securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in securities that are secured by or represent interests in real estate (e.g., mortgage loans evidenced by notes or other writings defined to be a type of security), mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

In addition, the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of the Fund's shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline (as defined below in “Repurchases and Transfers of Shares”), or the next business day if the 14th day is not a business day.

Non-Fundamental Policies

The following are additional investment limitations of the Fund and may be changed by the Board of Trustees without shareholder approval.

80% Investment Policy. The Fund has adopted a policy to invest at least 80% of its assets (defined as net assets plus the amount of any borrowing for investment purposes) in real estate and real estate related industry securities, as defined in the Prospectus.

Shareholders of the Fund will be provided with at least 60 days prior notice of any change in the Fund's 80% policy. The notice will be provided in a separate written document containing the following, or similar, statement, in boldface type: “Important Notice Regarding Change in Investment Policy.” The statement will also appear on the envelope in which the notice is delivered, unless the notice is delivered separately from other communications to the shareholder.

Covered Obligations. Consistent with SEC staff guidance, financial instruments that involve obligations to make future payments to third parties will not be viewed as creating any senior security provided that the Fund covers its obligations as described below. Those financial instruments can include, among others, (i) securities purchased on a when-issued, delayed delivery, and to be announced basis, (ii) futures contracts, (iii) forward currency contracts, (iv) written options, and (v) securities sold short.

Consistent with SEC staff guidance, the Fund will consider its obligations involving such a financial instrument as “covered “ when the Fund (1) maintains an offsetting financial position, or (2) segregates liquid assets (constituting cash, cash equivalents or other liquid portfolio securities) equal to the Fund's exposures relating to the financial instrument, as determined on a daily basis. Dedicated Fund compliance policies and procedures, which the Board of Trustees has approved, govern the types of transactions that can be deemed to be offsetting transactions for purposes of (1) above, and the amounts of assets that need to be segregated for purposes of (2) above. The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument's notional value or upon valuations provided by third party pricing services, subject to the approval of the Board of Trustees.

Short Selling. The Fund has no current intent to sell securities short. However, the Fund may engage in short sales for hedging purposes.

Restrictions and Subsequent Investments. If a restriction involving the Fund’s investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments, or change in average duration of the Fund’s investment portfolio, resulting from changes in the value of the Fund’s total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Non-Principal Investment Strategies

Non-Traded REITs. The Fund may invest in non-traded publicly registered real estate investment trusts (“Non-Traded REITs”). Non-Traded REITs are public companies, but their shares are not listed on a stock exchange. As a result, Non-Traded REITs lack the liquidity attributes of Public REITs or Public Investment Funds. Non-Traded REITs offer certain tax advantages, such as non-taxable income at the REIT level. The Fund’s investments in Non-Traded REITs may be made at their offering prices, their NAV or through the purchase of such shares at a discount on the secondary market.

The Fund’s investments in Non-Traded REITs will be typically made through the purchase of common stock and preferred stock. Investment criteria will include evaluating the strength of the REIT’s sponsor and management; the attractiveness of the specific property type(s) in which it invests; expected stability of income; expected distribution yield and distribution coverage from operations; access to debt and equity financing; target leverage levels; and potential for a value-add liquidity event (such as sale of the REIT or listing on a stock exchange) following the close of the offering.

The Fund invests in Non-Traded REITs to generate current income. In addition, the Fund’s investments in Non-Traded REITs are intended to deliver returns with low to moderate volatility and low to moderate correlation to the broader equity markets.

Non-Traded REITs are subject to the following risks in addition to those described in the Prospectus under the section entitled “REIT Risk.” Non-Traded REITs are subject to significant commissions, expenses, and offering and organizational costs that reduce the value of an investor’s (including the Fund’s) investment. Non-Traded REITs are not liquid, and investments in Non-Traded REITs may not be redeemable for an extended period of time. Redemption programs offered by Non-Traded REITs may have significant restrictions, such as caps on the amount of shares that can be redeemed at any particular time, limits on the amounts and sources of funds that may be used to fund redemptions and the ability of the Non-Traded REIT to suspend or terminate the program at its discretion. There is no guarantee of any specific return on the investment amount or the repayment of all or a portion of the principal amount invested in Non-Traded REITs. In addition, there is no guarantee that investors (including the Fund) will receive distributions from Non-Traded REITs. Distributions from Non-Traded REITs may be derived from the proceeds of the offering, from borrowings, or from the sale of assets. Payments of distributions from sources other than cash flow from operations will decrease or diminish an investor’s (including the Fund’s) interest in the Non-Traded REIT. Dividends paid by Non-Traded REITs may vary based on economic risks, geopolitical risks, changes in the real estate market, performance of the REIT, regulatory changes, and key personnel changes. Distributions from Non-Traded REITs can be suspended for a period of time or halted altogether.

Residential Mortgage-Backed Securities. The Fund may invest in residential mortgage-backed securities (“RMBS”). RMBS are a type of mortgage-backed security that is backed by mortgages on residential real estate. RMBS differ from conventional debt securities because principal is paid back over the life of the security rather than at maturity. The Fund may receive unscheduled prepayments of principal before the security's maturity date due to voluntary prepayments, refinancings, or foreclosures on the underlying mortgage loans. To the Fund this means a loss of anticipated interest and a portion of its principal investment represented by any premium the Fund may have paid. Mortgage prepayments generally increase when interest rates fall. RMBS also are subject to extension risk, which is when rising interest rates can cause mortgage-backed security's average maturity to lengthen unexpectedly due to a drop in mortgage prepayments. This will increase RMBS’ sensitivity to rising interest rates and its potential for price declines.

Credit-related risk of RMBS arises from losses due to delinquencies and defaults by borrowers in payments on the underlying mortgage loans and breaches by originators and servicers of their obligations under the underlying documentation pursuant to which the RMBS are issued. The rate of delinquencies and defaults on residential mortgage loans and the aggregate amount of the resulting losses will be affected by a number of factors, including general economic conditions, particularly those in the area where the related mortgaged property is located, the level of the borrower's equity in the mortgaged property and the individual financial circumstances of the borrower. If a residential mortgage loan is in default, foreclosure on the related residential property may be a lengthy and difficult process involving significant legal and other expenses. The net proceeds obtained by the holder on a residential mortgage loan following the foreclosure on the related property may be less than the total amount that remains due on the loan. The prospect of incurring a loss upon the foreclosure of the related property may lead the holder of the residential mortgage loan to restructure the residential mortgage loan or otherwise delay the foreclosure process.

In the event of any default under a mortgage loan held by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan.

If the Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans.

The value of RMBS may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. RMBS are also subject to several risks created through the securitization process. Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate RMBS will not be fully paid. Subordinate RMBS are also subject to greater credit risk than those RMBS that are more highly rated.

Depositary Receipts. The Fund may invest in American Depositary Receipts (“ADRs”), as well as other “hybrid” forms of ADRs, including European Depositary Receipts and Global Depositary Receipts. ADRs are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depository banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer's home country. The depository bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. ADRs are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, ADRs continue to be subject to many of the risks associated with investing directly in foreign securities, which are described below.

Emerging Markets Securities. The Fund may invest, directly or indirectly, up to 10% of its gross assets in issuers domiciled in emerging markets. Investing in emerging market securities imposes risks different from, or greater than, risks of investing in foreign developed countries. These risks include (i) the smaller market capitalization of securities markets, which may suffer periods of relative illiquidity, (ii) significant price volatility, (iii) restrictions on foreign investment, and (iv) possible repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Certain emerging markets limit, or require governmental approval prior to, investments by foreign persons. Repatriation of investment income and capital from certain emerging markets is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of the Fund.

Additional risks of emerging markets securities may include (i) greater social, economic and political uncertainty and instability, (ii) more substantial governmental involvement in the economy, (iii) less governmental supervision and regulation, (iv) the unavailability of currency hedging techniques, (v) companies that are newly organized and small, (vi) differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers, and (vii) less developed legal systems. In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security. Such a delay could result in possible liability to a purchaser of the security.

Foreign Securities. The Fund may invest in non-U.S. real estate companies and other foreign securities. Purchases of foreign securities entail certain risks. For example, there may be less information publicly available about a foreign company than about a U.S. company, and foreign companies generally are not subject to accounting, auditing and financial reporting standards and practices comparable to those in the U.S. Other risks associated with investments in foreign securities include changes in restrictions on foreign currency transactions and rates of exchanges, changes in the administrations or economic and monetary policies of foreign governments, the imposition of exchange control regulations, the possibility of expropriation decrees and other adverse foreign governmental action, the imposition of foreign taxes, less liquid markets, less government supervision of exchanges, brokers and issuers, difficulty in enforcing contractual obligations, delays in settlement of securities transactions and greater price volatility. In addition, investing in foreign securities will generally result in higher commissions than investing in similar domestic securities.

Money Market Instruments. The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund or a Private Real Estate Investment Fund or Public Investment Fund may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and bankers acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Investment Companies. The Fund may invest in registered investment companies (also referred to as “Underlying Funds”), which consist of open-end funds (mutual funds), closed-end funds, business development companies and exchange traded funds. Section 12(d)(1) of the 1940 Act provides that the Fund may not: (1) purchase more than 3% of an registered investment company’s outstanding shares (the “3% Limit”); (2) invest more than 5% of its assets in any single such registered investment company (the “5% Limit”), and (3) invest more than 10% of its assets in registered investment companies overall (the “10% Limit”), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.

Statutory Exemption from 5% and 10% Limits. Section 12(d)(1)(F) of the 1940 Act provides that the provisions of Section 12(d)(1) do not apply to securities purchased or otherwise acquired by the Fund if (i) immediately after such purchase or acquisition not more than 3% of the total outstanding stock of such registered investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not, and is not proposing to, offer or sell any security issued by it through a principal underwriter or otherwise at a public or offering price which includes a sales load of more than 1½% (“Sales Load Limit”). Section 12(d)(1)(F) also requires that an investment company that issues shares to the Fund pursuant to Section 12(d)(1)(F) not be required to redeem its shares in an amount exceeding 1% of such investment company’s total outstanding shares in any period of less than thirty days. Finally, Section 12(d)(1)(F) requires that the Fund (or the Adviser, acting on behalf of the Fund) comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, with respect to investment companies owned by the Fund, the Fund will either seek instruction from the Fund’s shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security.

Regulatory Exemption from Sales Load Limit. Further, the Fund may rely on Rule 12d1-3, which allows the Fund to exceed the Sales Load Limit and still rely on the exemption provided by Section 12(d)(1)(F), provided that the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired funds) does not exceed the limits on sales loads established by FINRA for funds-of-funds.

Purchases by “Affiliated Persons” of the Fund. The 3% Limit applies to purchase in aggregate by the Fund and any “affiliated persons” (as defined in the 1940 Act). Accordingly, when affiliated persons hold shares of any of the Underlying Funds, the Fund’s ability to invest fully in shares of those Underlying Funds is restricted, and the Adviser must then, in some instances, select alternative investments that would not have been its first preference. The 1940 Act also provides that an Underlying Fund whose shares are purchased by the Fund will be obligated to redeem shares held by the Fund only in an amount up to 1% of the Underlying Fund’s outstanding securities during any period of less than 30 days. Shares held by the Fund in excess of 1% of an Underlying Fund’s outstanding securities therefore, will be considered not readily marketable securities, which, together with other such securities, may not exceed 15% of the Fund’s total assets.

Hedge Funds and Private Equity Funds. The Fund may invest in private investment funds commonly known as hedge funds or private equity funds, which (i) based on their investment activities, meet the definition of “investment company” found in Section 3(a) of the 1940 Act; and (ii) do not qualify for any exemption from such definition other than that provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund may invest up to 15% of its gross assets in “hedge funds”. These funds are not subject to the requirements and protections of the 1940 Act and carry all of the risks associated with Private Investment Funds, as disclosed in the Prospectus. In addition, investors should be aware that these funds often engage in leverage, short-selling, arbitrage, hedging, derivatives and other speculative investment practices that may significantly increase investment loss. These funds are highly illiquid, are not required to provide periodic pricing or valuation information to investors, and often charge high fees that can erode investment performance. Certain of these funds charge performance fees that may create an incentive for the fund’s manager to make investments that are riskier or more speculative than those it might have made in the absence of a performance fee. Additionally, these funds need not have independent boards of trustees and do not require investor approval of advisory contracts.

Derivatives. The Fund may generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of its hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the portfolio is exposed.

A small investment in derivatives could have a substantial impact on the Fund’s performance. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant and rapid changes in the prices for derivatives. If the Fund were to invest in derivatives at an inopportune time, or the Adviser evaluates market conditions incorrectly, the Fund’s derivative investment could negatively impact the Fund’s return, or result in a loss. In addition, the Fund could experience a loss if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market.

Options and Futures. The Fund may engage in the use of options and futures contracts, so-called “synthetic” options, including options on baskets of specific securities, or other derivative instruments written by broker-dealers or other financial intermediaries. These transactions may be effected on securities exchanges or in the over-the-counter market, or they may be negotiated directly with counterparties. In cases where instruments are purchased over-the-counter or negotiated directly with counterparties, the Fund is subject to the risk that the counterparty will be unable or unwilling to perform its obligations under the contract. These transactions may also be illiquid and, if so, it might be difficult to close out the Fund's position.

The Fund may purchase call and put options on specific securities. The Fund may also write and sell covered or uncovered call and put options for both hedging and speculative purposes. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated price at any time before the option expires. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated price at any time before the option expires.

In a covered call option, the Fund owns the underlying security. The sale of such an option exposes the Fund to a potential loss of opportunity to realize appreciation in the market price of the underlying security during the term of the option. Using covered call options might expose the Fund to other risks as well. For example, the Fund might be required to continue holding a security that the Fund might otherwise have sold to protect against depreciation in the market price of the security.

In a covered put option, cash or liquid securities are placed in a segregated account on the Fund’s books. The sale of such an option exposes the seller, during the term of the option, to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets.

Option Spread Sub-Strategy. Rather than buying single call or put options, the Fund may invest in a combination of long and short positions on an option but with different strike prices when the Adviser believes this strategy offers favorable risk management attributes or greater potential returns. An example of this strategy is commonly referred to as a "debit" spread. A call option debit spread is created by purchasing a call option while simultaneously writing a call option with a higher strike price. A debit put option spread consists of buying put options on an instrument and selling an equal number of put options on the same instrument at a lower exercise price. The Fund may invest in call spreads and put spreads that are "out of the money" (i.e., the exercise price of the call options sold generally will be above the current level of the underlying security when written and the exercise price of put options sold generally will be below the current level of the underlying security when written).

The economics of writing debit call spreads and debit put spreads differs from writing equivalent calls and puts in that (i) the net premiums received are reduced by the premiums paid on the purchased options and (ii) the risk of loss if written options expire in-the-money is reduced because the purchased option will tend to offset any losses associated with the written option. Amounts payable at settlement by a seller of call and put spreads will equal the total payments made with respect to written calls and puts less the total payments received with respect to purchased calls and puts. If written calls and puts expire worthless, the Fund will receive settlement proceeds equal to the related option premiums. If written calls or puts expire in-the-money, the Fund will receive net proceeds at settlement equal to the difference between the amounts payable on written calls and amounts receivable, if any, on the associated purchased calls and puts. If purchased calls or puts expire in-the-money, the net amount payable by the Fund will be capped at an amount defined by the difference in exercise price of the written and purchased options positions. The purchased put or call option in a spread strategy may expire worthless resulting in a total loss of the net amount invested.

Generally, on behalf of the Fund, the Adviser buys options that it believes will generate positive capital appreciation or reduce risk and sells them when a fair-value price target is achieved or fundamentals have diverged from the Fund's investment goal. On behalf of the Fund, the Adviser writes options to reduce the net cost of the Fund's purchased option positions. It covers (buys back) written options when a fair-value price target is achieved, to adjust portfolio positions when a purchased option is sold, or when fundamentals have diverged from the Fund's investment goal. The Adviser may engage in active and frequent trading of the Fund's portfolio options to achieve the Fund's investment objectives. Option spread strategies expose the Fund to tracking risk to the extent that the underlying security's price changes differently than the Fund's portfolio securities it is expected to track; or to the extent the put or call option price changes are not highly correlated to the Fund's portfolio securities intended to be hedged. On behalf of the Fund, the Adviser may combine various call and put strategies that may vary by amount, maturity, strike price or underlying security. Option premiums are treated as short-term capital gains and when distributed to shareholders, are usually taxable as ordinary income, which may have a higher tax rate than long-term capital gains for shareholders holding Fund shares in a taxable account.

Generally, when writing options, the Fund may close its position by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. If the amount paid to purchase an option is less or more than the amount received from the sale, the Fund will, accordingly, realize a profit or loss. To close out a position as a purchaser of an option, the Fund would liquidate the position by selling the option previously purchased.

The Fund’s use of derivatives that are subject to regulation by the CFTC could cause the Fund to be a commodity pool, which, absent an available exemption would require the Fund to comply with certain rules of the CFTC. In connection with its management of the Fund, the Adviser has claimed an exclusion from the definition of commodity pool operator under the Commodity Exchange Act and is therefore not currently subject to registration or regulation as a pool operator.

The Fund may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Foreign markets may offer advantages, such as trading opportunities or arbitrage possibilities not available in the United States, but they also may subject the Fund to greater risk than domestic markets. For example, common clearing facilities may not exist in markets where foreign exchanges are the principal markets, and investors may look only to the broker to perform the contract. Adverse changes in the exchange rate could eliminate any profits that might be realized in trading, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities traded on domestic exchanges and those that are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of the Fund's gross assets. No assurance can be made that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit, or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions, and potentially subjecting the Fund to substantial losses.

Successful use of futures also is subject to the Adviser's ability to correctly predict movements in the relevant market and to evaluate the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Fund may also purchase and sell stock index futures contracts. A stock index futures contract obligates the Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract, multiplied by the difference between the settlement price of the contract on the contract's last trading day, and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. The Fund may purchase and sell interest rate futures contracts, which represent obligations to purchase or sell an amount of a specific debt security at a future date at a specific price. In addition, the Fund may purchase and sell currency futures or commodity futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price. A commodity future creates an obligation to purchase or sell an amount of a specific commodity at a future date at a specific price.

Options on Securities Indexes. The Fund may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging and speculative purposes. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use of options on stock indexes will be subject to the Adviser's ability to correctly evaluate movements in the stock market generally, or of a particular industry or market segment.

Swap Agreements. The Fund may enter into swap agreements, which generally include equity, interest rate, and index and currency rate swap agreements. The Fund is not limited to any particular form of swap agreement if the Adviser determines that other forms are consistent with the Fund's investment objectives and policies. Swap agreements are contracts entered into by two parties (primarily institutional investors) for periods ranging from a few weeks to more than a year. In a standard swap transaction, the parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. Additional forms of swap agreements include (i) interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or “cap;” (ii) interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or “floor;” and (iii) interest rate collars, under which a party sells a cap and purchases a floor (or vice versa) in an attempt to protect itself against interest rate movements exceeding certain minimum or maximum levels. Generally, the Fund's obligations (or rights) under a swap agreement will be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by the parties. The risk of loss is limited to the net amount of interest payments that a party is contractually required to make. As such, if the counterparty to a swap defaults, the Fund's risk of loss consists of the net amount of payments that it is entitled to receive.

Equity Swaps. In a typical equity swap, one party agrees to pay another party the return on a security, security index or basket of securities in return for a specified interest rate. By entering into an equity index swap, the index receiver can gain exposure to securities making up the index of securities without actually purchasing those securities. Equity index swaps involve not only the risk associated with investing in the securities represented in the index, but also the risk that the performance of such securities, including dividends, will not exceed the interest that the Fund will be committed to pay under the swap.

Valuation of Derivative Instruments. The Fund will seek to value financial instruments on a mark-to-market basis, but may also rely on the instrument's notional value or upon valuations provided by third party pricing services, subject to the approval of the Board of Trustees.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with respect to its portfolio investments subject to the investment restrictions set forth herein. Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. At the time the Fund enters into a reverse repurchase agreement, it may designate on its books and records liquid instruments having a value not less than the repurchase price (including accrued interest). If the Fund establishes and maintains such a segregated account, a reverse repurchase agreement will not be considered a borrowing by the Fund for purposes of the 1940 Act; however, under certain circumstances in which the Fund does not establish and maintain such a segregated account, such reverse repurchase agreement will be considered a borrowing for the purpose of the Fund’s limitation on borrowings. The use by the Fund of reverse repurchase agreements involves many of the same risks of leverage since the proceeds derived from such reverse repurchase agreements may be invested in additional securities. Reverse repurchase agreements involve the risk that the market value of the securities acquired in connection with the reverse repurchase agreement may decline below the price of the securities the Fund has sold but is obligated to repurchase. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement.

Repurchase Agreements. The Fund may invest in repurchase agreements. A repurchase agreement is a contractual agreement whereby the seller of securities agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed-upon repurchase price determines the yield during the Fund’s holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Fund will only enter into repurchase agreements with registered securities dealers or domestic banks that, in the opinion of the Adviser, present minimal credit risk. The risk to the Fund is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Fund might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Fund may be delayed or limited. The Adviser will monitor the value of the collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that such value always equals or exceeds the agreed-upon repurchase price. In the event the value of the collateral declines below the repurchase price, the Adviser will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price, including interest.

Limits on Use of Non-Principal Investment Strategies. The assets of the Fund may be invested in any combination of the above enumerated non-principal investment strategies so long as the total amount invested in these non-principal investment strategies does not exceed 20% of the Fund's gross assets.

Cover and Segregated Accounts. Section 18(f) of the 1940 Act generally restricts the Fund when issuing any senior security; however, generally, the Fund may borrow money from a bank if the Fund has asset coverage of at least 300%. The SEC has described certain types of Fund transactions that it believes involve leverage and, therefore, could be deemed to create senior securities. The SEC has stated, however, that a senior security will not be created if the Fund either “covers” its obligations under these Fund transactions by either owning or having the right to obtain the security underlying the transaction, or by maintaining a segregated asset account on the books of its custodian containing liquid assets equal in value to the Fund's potential exposure to the leveraged transaction.

The Fund has adopted the following policies with respect to the creation and operation of segregated asset accounts with the Fund's custodian, but may also use other methods and measures of segregation consistent with SEC or SEC staff guidance:

1.	If the Fund has a long position in a futures or forward contract, or sells a put option, it must establish a segregated account (not with a futures commission merchant or broker) containing cash or liquid assets equal to the purchase price of the contract or the strike price of the put option (less any margin or deposit).

2.	If the Fund has a short position in a futures or forward contract, sells a call option, or sells securities short, it must establish a segregated account (not with a futures commission merchant or broker) containing cash or liquid assets that, when added to the amounts deposited with a futures commission merchant or broker as margin, equal the market value of the instruments or currency underlying the future or forward contracts, call options and short sales (but not less than the strike price of the call option or the market price at which the short positions or short sales were established).

3.	If the Fund enters into a reverse repurchase agreement, the Fund must establish a segregated account (not with a broker) containing cash or liquid assets in an amount equal to the repurchase price. If the reverse repurchase agreement lacks a specific repurchase price, the assets in the segregated account must be equal in value to the proceeds received on any sale subject to repurchase plus accrued interest.

4.	If the Fund enters into a firm commitment agreement, the Fund must establish a segregated account (not with a broker) containing cash or liquid assets in an amount equal to the purchase price on the settlement date.

5.	If the Fund enters into a standby commitment agreement, the Fund must establish a segregated account (not with a broker) containing cash or liquid assets in an amount equal to the purchase price under the agreement.

6.	Any asset, including equity securities and non-investment grade debts, may be placed in the segregated account, provided the asset is liquid. The Adviser shall be responsible for determining liquidity pursuant to guidelines established by the Board of Trustees. The Adviser's liquidity determinations shall be subject to oversight by the Board of Trustees.

7.	All assets in the segregated account must be marked-to-market daily. Additional assets must be placed in the account whenever the total value of the account falls below the amount of the Fund's obligations under the transaction.

8.	Segregated accounts do not need to be physically segregated. It is sufficient, for purposes of this policy, if the Fund's custodian notes on its books that the assets in question are segregated. Segregated assets cannot be used to cover other obligations and, if disposed of, must be replaced.

Repurchases and Transfers of Shares

Repurchase Offers. The Board has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund's portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time. Rule 23c-3 establishes requirements that closed-end funds must follow when making repurchase offers to their shareholders.

2.	The repurchase offers will be made in March, June, September and December of each year.

3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund's repurchase offer between 21 to 42 days following the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day), as specified by the Fund (the “Repurchase Request Deadline”).

4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the NAV applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. However, the Fund does not currently charge a repurchase fee. However, a Class C or Class T shareholder who tenders for repurchase such shareholder's Class C or Class T shares during the first year following such shareholder's initial purchase of shares will be subject to an early withdrawal charge of 1.00% of the value of the original purchase price of the shares repurchased by the Fund (an “Early Withdrawal Charge”). Shareholders tendering Class A or Class U shares fewer than 365 days after the original purchase date may be subject to an Early Withdrawal Charge of 0.50%, which will be deducted from repurchase proceeds, if (i) the original purchase was for amounts of $1 million or more and (ii) the selling broker received the reallowance of the dealer-manager fee. The Distributor (as defined under “The Distributor”) may waive the imposition of the Early Withdrawal Charge in the following shareholder situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the Early Withdrawal Charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. Class W shares, Class D shares, Class I shares, and Class L shares will not be subject to an early withdrawal charge.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund is required to offer to repurchase at least 5% and no more than 25% of the Fund's outstanding shares on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Thirty (30) days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at NAV;

2.	Any fees applicable to such repurchase, if any;

3.	The Repurchase Offer Amount;

4.	The dates of the Repurchase Request Deadline and the Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);

5.	The risk of fluctuation in NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;

6.	The procedures for a shareholder to request repurchase of his, her or its shares and the right of a shareholder to withdraw or modify his, her or its repurchase request until the Repurchase Request Deadline;

7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;

8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;

9.	The NAV of the shares computed no more than seven (7) days before the date of the notification and the means by which shareholders may ascertain the NAV thereafter; and

10.	The market price, if any, of the shares on the date on which such NAV was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer'') and three copies of the Shareholder Notification with the SEC within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject to a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934, as amended.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of no more than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or

2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended;

2.	To the extent the Fund is listed in the future, if the repurchase would cause the shares that are the subject of the repurchase offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;

3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing NAV: The Fund's current NAV shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board of Trustees has determined that the Fund's NAV shall be determined daily following the close of the New York Stock Exchange. The Fund's NAV need not be calculated on:

1.	Days on which changes in the value of the Fund's portfolio securities will not materially affect the current NAV of the shares;

2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or

3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund's assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of (i) assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, of assets that mature by the next Repurchase Payment Deadline, or (ii) assets borrowed by the Fund (e.g., by drawing under the Fund’s credit facility). This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund's assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Adviser, but shall continue to be responsible for monitoring the investment adviser's performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund's portfolio assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer Policy and comply with the liquidity requirements in the preceding paragraph.

1.	In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.

(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.

(c)	Dealer undertakings to make a market in the security.

(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).

(e)	The size of the Fund's holdings of a given security in relation to the total amount of outstanding of such security or to the average trading volume for the security.

2.	If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report the basis for its determination to retain a security at the next Board of Trustees meeting.

3.	The Board of Trustees shall review the overall composition and liquidity of the Fund's portfolio on a quarterly basis.

4.	These procedures may be modified as the Board of Trustees deems necessary.

Registration Statement Disclosure: The Fund's registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.

2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:

(a)	the number of repurchase offers;

(b)	the repurchase offer amount and the amount tendered in each repurchase offer; and

(c)	the extent to which in any repurchase offer the Fund repurchased stock pursuant to the procedures in Rule 23c-3(b) under the 1940 Act.

Involuntary Repurchases. The Fund may, at any time, repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder, if: (i) the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) the shareholder owns shares having an aggregate NAV less than an amount determined from time to time by the Board of Trustees; or (v) it would be in the interests of the Fund, as determined by the Board of Trustees, for the Fund to repurchase the shares.

Transfers of Shares. No person may become a substituted shareholder without the written consent of the Board of Trustees, which consent may be withheld for any reason in the Board of Trustees’ sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board of Trustees, which may be withheld in its sole and absolute discretion. The Board of Trustees may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorneys and accountants fees, incurred by the Fund in connection with such transfer.

Tenders by Adviser. The Adviser may tender for repurchase shares that it holds in its capacity as a shareholder in connection with any repurchase offer made by the Fund.

MANAGEMENT OF THE FUND

The Board of Trustees has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board of Trustees exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board of Trustees in accordance with the Agreement and Declaration of Trust and the Trust's By-Laws (the “Governing Documents”), each as amended from time to time, which have been filed with the SEC and are available upon request.

The Board consists of four individuals, three of whom are not “interested persons” (as defined under the 1940 Act) of the Trust, the Adviser, or the Trust's distributor (“Independent Trustees”). Interested persons generally include affiliates, immediate family members of affiliates, any partner or employee of the Fund's legal counsel, and any person who has engaged in portfolio transactions for the Fund or who has loaned the Fund money or property within the previous six months. Pursuant to the Governing Documents of the Trust, the Board of Trustees shall elect officers including President, a Chief Executive Officer, a Chief Compliance Officer, a Treasurer, a Secretary and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect.. The Board of Trustees retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses which, in the opinion of the Board of Trustees, are necessary or incidental to carry out any of the Trust's purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by Fred Berlinsky, who has served as the Chairman of the Board of Trustees since the Trust was organized in 2012. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly. Under the Trust's Governing Documents, the Chairman of the Board of Trustees is responsible for (a) presiding at Board meetings, (b) calling special meetings on an as-needed basis, (c) execution and administration of Trust policies including (i) setting the agendas for meetings of the Board of Trustees and (ii) providing information to Trustees in advance of each meeting of the Board of Trustees and between meetings of the Board of Trustees. Generally, the Fund believes it best to have a non-executive Chairman of the Board of Trustees, who together with the President and Principal Executive Officer, are seen by shareholders, business partners and other stakeholders as providing strong leadership. The Fund believes that its Chairman, the chair of the Audit Committee, and, as an entity, the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and each shareholder.

Board Risk Oversight

The Board of Trustees is comprised of three Independent Trustees and one interested Trustee, with a standing independent Audit Committee with a separate chair. The Board of Trustees is responsible for overseeing risk management, and the full Board of Trustees regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board of Trustees believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications

Generally, the Trust believes that each Trustee is competent to serve because of his individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills.

•	Mr. Berlinsky holds a juris doctor degree from the University of South Carolina, and has over 25 years of business experience, including extensive experience in the area of commercial real estate, finance and third-party brokerage. He has developed considerable leadership and problem-solving skills as a result of his experience as the president of a large organization and in his years of law practice.

•	Mr. Casanova has a comprehensive business background shaped by his years of experience with a variety of companies directing their marketing and related endeavors. Mr. Casanova has an understanding of the framework under which boards of directors must operate based on his years of service as an independent director to another corporation.

•	Mr. Burns has a broad business background across multiple industries, including the investment banking and broker industries, among others, which have helped him to develop keen problem solving and relationship building skills. Currently, Mr. Burns serves as President to Ampure Capital, LLC, a small business financial consulting and boutique investment banking firm, and he has been with the company for over ten years. He has gained additional financial experience as acting CFO for certain other companies, and has developed an understanding of the framework under which boards of directors must operate based on his years of service as a director for two other companies.

•	Mr. Feldman brings a comprehensive background of leadership and business experience to his role on the Board. He has more than a decade of experience serving as a senior leader to the Adviser's parent company, and many years as its chief executive officer, which give him strong leadership and problem-solving skills.

The Fund does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Trust and their principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is c/o Resource Real Estate Diversified Income Fund, 717 Fifth Avenue, 14th Floor, New York, NY 10022.

Independent Trustees

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Fred Berlinsky 1959	Trustee since 2012, Chairman of the Board since 2012	Markeim-Chalmers, Inc. (commercial real estate firm), President (since March 1986)	2	Resource Credit Income Fund (since February 2015)
Enrique Casanova 1973	Trustee since 2012	MKTG (marketing company), Vice President (since December 2003)	2	Independent Director, RCP Reserves Holdings Manager, Inc., August 2006 to October 2012 Resource Credit Income Fund (since February 2015)

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
David Burns 1974	Trustee since 2015	Ampure Capital, LLC (business consulting and investment banking), President (since June 2004) GT Securities, Inc. (registered broker-dealer), Registered Representative (September 2010 to January 2018) Anthrotect, LLC (environmental conservation), Acting CFO (December 2012 to June 2014);	2	Doorways, LTD (since January 2001) RCP Regents Center Manager, Inc. (June 2006 to January 2015) Resource Credit Income Fund (since February 2015)

Interested Trustees and Officers

Name, Address and Year of BIrth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Alan Feldman 1963	Trustee and CEO since 2012	Resource Real Estate, LLC (the Fund's adviser) – Chief Executive Officer (since May 2004) and President (since January 2019) Resource America, Inc. - SVP (since August 2002)	2	Resource Real Estate, LLC., since 2004 Resource Credit Income Fund, since February 2015
Justin Milberg 1966	President since 2017

Resource Liquid Alternatives (a business unit of Resource America, Inc.), Chief Operating Officer (November 2014 to July 2018); President (since July 2018)

Resource Real Estate (the Fund's adviser) – Managing Director (since December 2015)

Resource Alternative Advisor, LLC (the investment adviser to Resource Credit Income Fund), an affiliate of Resource Real Estate, LLC, Managing Director (since August 2017) and Senior Vice President (November 2016 to August 2017)

Bank of America Merrill Lynch (public bank), Managing Director (2005 to 2011)

			N/A	N/A

Name, Address and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last 5 Years
Steven Saltzman 1963	Treasurer since 2012 and Senior Vice President since 2012

Resource Real Estate, LLC, Senior Vice President and Chief Financial Officer (since January 2014)

Resource Real Estate, LLC, Vice President – Finance (May 2004 to December 2013)

Resource Credit Income Fund, Treasurer and Senior Vice President (February 2015 to May 2016)

			N/A	N/A
Lawrence S. Block Year of Birth: 1967	Secretary, Chief Compliance Officer and Senior Vice President since March 2018

Island Capital Group (real estate merchant bank), C-III Capital Partners LLC (real estate holding company) and C-III Investment Management LLC, Managing Director, Counsel and Chief Compliance Officer (since January 2011)

Anubis Securities LLC (a registered broker-dealer), President and Chief Compliance Officer (since January 2011)

Resource America, Inc., Senior Vice President and Assistant Secretary (since September 2016)

Resource Real Estate, LLC (the Fund's investment adviser), Senior Vice President and Assistant Secretary (since September 2016), Chief Compliance Officer (since March 2018) and Board of Managers (since January 2019)

Resource Alternative Advisor, LLC (adviser to Resource Credit Income Fund) and Exantas Capital Manager Inc., Senior Vice President and Assistant Secretary (since September 2016), Chief Compliance Officer (since March 2018)

Resource Securities LLC (a registered broker-dealer), President (since March 2018), Vice President (May 2017 to February 2018) and Board Member (since September 2016)

			N/A	N/A

*	The term of office for each Trustee and officer listed above will continue indefinitely.
**	The term “Fund Complex” refers to Resource Real Estate Diversified Income Fund and Resource Credit Income Fund.

Board Committees

Audit Committee

The Board of Trustees has an Audit Committee that consists of three Trustees, each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee's responsibilities include: (i) recommending to the Board of Trustees the selection, retention or termination of the Trust's independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services disclosed in the statement that may impact the objectivity and independence of the Trust's independent auditors and recommending that the Board of Trustees take appropriate action in response thereto to satisfy itself of the auditor's independence; and (v) considering the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Trust's accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter.

Due to the size of the Board of Trustees, the Audit Committee is also responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee reviews all nominations of potential trustees made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. Shareholders interested in nominating potential trustees should submit their nominations to Lawrence Block, Chief Compliance Officer and Senior Vice President, Resource Real Estate Diversified Income Fund, 717 Fifth Avenue, 14th Floor, New York, NY 10022. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of Trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Audit Committee. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal year ended September 30, 2018, the Audit Committee met five times.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2018.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Alan Feldman	$50,001-$100,000	Over $100,000
Enrique Casanova	None	None
Fred Berlinsky	$50,001-$100,000	Over $100,000
David Burns	None	None

Compensation

Each Trustee who is not affiliated with the Fund or the Adviser will receive an annual fee of $10,000, an additional $2,000 for attending the annual in-person meeting of the Board of Trustees, $500 for each telephonic meeting of the Board of Trustees, and reimbursement for any reasonable expenses incurred attending such meetings. In addition to the foregoing, any Trustee who serves as Chairperson of the Fund's Valuation Committee receives a quarterly fee of $600 as compensation for such service. Each Trustee who is affiliated with the Fund or the Adviser receives reimbursement for any reasonable expenses incurred attending meetings of the Board of Trustees. None of the executive officers receive compensation from the Fund.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal year ended September 30, 2018. The Trust does not have a bonus, profit sharing, pension or retirement plan.

Name and Position	Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Alan Feldman Trustee	-	-	-	-
Enrique Casanova Trustee*	$17,900	-	-	$17,900
Fred Berlinsky Trustee	$15,500	-	-	$15,500
David Burns Trustee	$14,000	-	-	$14,000

*	Compensated for being Chairman of the Fund's Valuation Committee.

CODES OF ETHICS

Each of the Fund, the Adviser and the Distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Codes of Ethics”). Rule 17j-1 and the Codes of Ethics are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (each an “Access Person”). The Codes of Ethics apply to the Fund and permit an Access Person, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Codes of Ethics, an Access Person may engage in personal securities transactions, but is required to report his or her personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain prior written approval before investing in initial public offerings or private placements. The Codes of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The Codes of Ethics are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street NE, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Board of Trustees has adopted Proxy Voting Policies and Procedures (“Proxy Voting Policies”) on behalf of the Fund, which delegate the responsibility for voting proxies to the Adviser, subject to the Board of Trustees’ continuing oversight. The Proxy Voting Policies require that the Adviser vote proxies received in a manner consistent with the best interests of the Fund and shareholders. The Adviser is required to present to the Board of Trustees, at least annually, the Adviser's Proxy Voting Policies and a record of each proxy voted by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund's principal underwriter (Distributor) or any affiliated person of the principal underwriter (Distributor), or any affiliated person of the Trust and the Fund's or its shareholder's interests, the Adviser will resolve the conflict by either (i) voting in accordance with the Proxy Voting Policy guidelines (which may include utilizing an independent third party to vote such proxies) or (ii) disclosing the conflict to affected clients to give them the opportunity to vote the proxies in question themselves. A copy of the Adviser's Proxy Voting Policies is attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-855-747-9559; and (2) on the SEC’s website at http://www.sec.gov. In addition, a copy of the Fund's Proxy Policies are also available by calling toll-free at 1-855-747-9559 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of a class of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of December 31, 2018, Pershing LLC owned of record or beneficially 25% or more of the outstanding shares of the Fund, and the name, address and percentage of ownership of each entity or person that was a principal shareholder were as follows:

Class A Shares
Name & Address	Percentage of Class
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	48.3665%
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	13.3696%
COMMUNITY NATIONAL BANK PO BOX 225 SENECA KS 66538-0225	6.3747%
CHARLES SCHWAB & CO INC ATTN MUTUAL FUNDS 211 MAIN STREET SAN FRANCISCO CA 94105-1905	5.4407%

Class C Shares
Name & Address	Percentage of Class
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	39.3850%
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	30.9324%
EQUITY TRUST COMPANY CUSTODIAN PO BOX 451249 CLEVELAND OH 44145-0632	6.5041%
Class D Shares
Name & Address	Percentage of Class
PRIVATE TRUST COMPANY 1422 EUCLID AVE # 1130 CLEVELAND OH 44115	56.791%
Class I Shares
Name & Address	Percentage of Class
TD AMERITRADE 200 SOUTH 108TH AVENUE OMAHA, NEBRASKA 68154	43.7229%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	31.8303%
LPL FINANCIAL SERVICES 1055 LPL WAY FORT MILL SC 29715-8101	12.1036%
Class L Shares
Name & Address	Percentage of Class
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	23.9725%
PRIVATE TRUST COMPANY 1422 EUCLID AVE # 1130 CLEVELAND OH 44115	20.5994%
LOIS STAPLETON TOD ACCOUNT 642 HARING FARM COURT RIVER VALE NJ 07675-6481	8.7633%
CETERA INVESTMENT SVCS 4600 S. SYRACUSE STREET, SUITE 600 DENVER CO 80237	6.4978%
SHIRLEY BOSCOV 635 E GULF DR UNIT C-301 SANIBEL FL 33957-7137	5.5232%
Class T Shares
Name & Address	Percentage of Class
PRIVATE TRUST COMPANY 1422 EUCLID AVE # 1130 CLEVELAND OH 44115	41.9081%
Class U Shares
Name & Address	Percentage of Class
PRIVATE TRUST COMPANY 1422 EUCLID AVE # 1130 CLEVELAND OH 44115	34.9576%
THE HAZA TRUST DTD 12-24-14 AMY PETROF TTEE 6 CLIFF TRL FRISCO TX 75034-5934	6.9723%
Class W Shares
Name & Address	Percentage of Class
NATIONAL FINANCIAL SERVICES LLC 499 WASHINGTON BLVD JERSEY CITY NJ 07310-1995	32.8811%
PERSHING LLC P O BOX 2052 JERSEY CITY NJ 07303-2052	19.1118%
TD AMERITRADE 200 SOUTH 108TH AVENUE OMAHA, NEBRASKA 68154	14.5535%
PRIVATE TRUST COMPANY 1422 EUCLID AVE # 1130 CLEVELAND OH 44115	8.8899%

As of December 31, 2018, the Trustees and officers beneficially owned less than one percent of the Fund’s outstanding shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

Resource Real Estate, LLC located at 717 Fifth Avenue, 14th Floor, New York, NY 10022, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Delaware limited liability company formed in 2004. The Adviser is a subsidiary of Resource America, Inc. (“Resource America”), a specialized asset management company that uses industry specific expertise to generate and administer investment opportunities for its own account and for outside investors in the real estate, commercial finance and financial fund management sectors. Resource America is a wholly-owned subsidiary of C-III Capital Partners LLC (“C-III”), which was formed in 2010 and is a commercial real estate investment and services company engaged in a broad range of activities, including: (i) primary and special loan servicing; (ii) investment management; (iii) loan origination; (iv) multifamily property management; (v) sales and leasing brokerage and commercial property management; (vi) online marketing of institutional commercial real estate capital markets transactions; and (vii) zoning due diligence services.

In addition to managing the Fund, the Adviser invests in and manages real estate investment vehicles on behalf of itself and for outside investors and operates Resource America’s commercial real estate debt platform. Resource America has $4.6 billion under management as of September 30, 2018, and offers investment programs that acquire income-generating multi-family real estate assets throughout the U.S.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund's service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Management Agreement, a monthly management fee computed at the annual rate of 1.25% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection.

The Adviser and the Fund have entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) under which the Adviser has agreed, until at least January 31, 2021, to waive its fees and to pay or absorb the ordinary operating expenses of the Fund (including all organization and offering expenses, but excluding interest, brokerage commissions and extraordinary expenses), to the extent that they exceed 1.99%, 2.74%, 1.99%, 1.74%, 1.99%, 2.74%, 2.49%, and 2.24% per annum of the Fund's average daily net assets attributable to Class A, Class C, Class W, Class I, Class U, Class T, Class D, and Class L shares respectively (the “Expense Limitation”). The Expense Limitation Agreement may not be terminated by the Adviser, but it may be terminated by the Board of Trustees, upon 60 days written notice to the Adviser.

Any waiver or reimbursement by the Adviser is subject to repayment by the Fund within three years from the date the Adviser waived any payment or reimbursed any expense, if the Fund is able to make the repayment without exceeding the lesser of the Expense Limitation in place at the time of waiver or the current Expense Limitation and the repayment is approved by the Board of Trustees.

During the fiscal year ended September 30, 2016, the Fund incurred $1,196,758 in advisory fees, of which $374,046 were waived.

During the fiscal year ended September 30, 2017, the Fund incurred $2,364,236 in advisory fees, of which $426,265 were waived.

During the fiscal year ended September 30, 2018, the Fund incurred $3,076,241 in advisory fees, of which $513,660 were waived.

Conflicts of Interest

The Adviser currently or in the future may provide investment advisory and other services, directly and through affiliates, to various affiliated entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund or a Private Real Estate Investment Fund or Public Investment Fund in which the Fund invests. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts that are the same as, different from or made at a different time than, positions taken for the Fund or a Private Real Estate Investment Fund or Public Investment Fund.

Compliance Services

Pursuant to a Compliance Services Agreement between the Fund and Resource America (acting together with the Fund’s adviser and certain other affiliates of Resource America (collectively, “Resource”)), dated March 1, 2018 (the “CSA”), Resource provides compliance services to the Fund. The services under the CSA are designed to ensure compliance by the Fund with its investment objectives, policies and restrictions, as disclosed in the Fund’s prospectuses and SAI. The CSA also covers, among other items, services associated with monitoring the Fund’s compliance with its policies and procedures and applicable federal, state and foreign securities laws and the rules and regulations thereunder. The initial term of the CSA is two years and will remain in full force from year to year thereafter, subject to annual approval by Resource and the Fund’s Board of Trustees.

In return for the services provided under the CSA, the Fund pays a flat, annual fee of $200,000, payable monthly in twelve (12) equal installments (the “Flat Fee”), provided that each such monthly installment of the Flat Fee shall not exceed a monthly fee calculated at an annual rate of 0.10% of the Fund’s average daily net assets (the “Asset-Based Fee”). For purposes of determining whether the Fund will pay the Asset-Based Fee in any given month, Resource compares the amount of the Flat Fee and Asset-Based Fee that would be due for the given month and charges the Fund the applicable Asset-Based Fee only if such Asset-Based Fee is lower than the monthly installment of the Flat Fee, which is $16,666.66 (1/12 of $200,000).

Distributor

ALPS Distributors, Inc. (the “Distributor”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, is serving as the Fund's principal underwriter and acts as the distributor of the Fund's shares on a reasonable efforts basis, subject to various conditions.

PORTFOLIO MANAGERS

As described in the Prospectus, Justin Milberg serves as a Portfolio Manager of the Fund and has served in this capacity since February 2017. Mr. Milberg has served as Chief Operating Officer, Resource Liquid Alternatives (a business unit of Resource America, Inc.) from November 2014 to July 2018 and President since July 2018. Mr. Milberg has over 20 years of experience in financial services and joined Resource America, Inc. in April of 2012 with the title of Managing Director, Resource Financial Fund Management. Prior to joining Resource America, Inc., Mr. Milberg was a Managing Director of the Financial Institutions Group at Bank of America Merrill Lynch from March 2005 until July 2011. Previously, Mr. Milberg was a Managing Director at Lazard Freres from April 2002 until March 2005. Mr. Milberg earned a Bachelor of Arts degree in Economics from Cornell University and a Master of Business Administration from the Wharton School of Business.

As of September 30, 2018, Mr. Milberg owned between $50,001 and $100,000 in Fund shares.

As of September 30, 2018, in addition to the Fund, Mr. Milberg manages $177.08 million for one other registered investment company, Resource Credit Income Fund.

As described in the Prospectus, Gene Nusinzon serves as a Portfolio Manager of the Fund and is primarily responsible for the day-to-day management of the Fund. Mr. Nusinzon has over 10 years of experience as a business and financial analyst and joined the Adviser in August 2017. Prior to joining the Adviser, Mr. Nusinzon was a Senior Equity Research Associate at J.P. Morgan Securities from May 2014 until August 2017, and was a Senior Credit Rating Agency Analyst at Standard & Poor’s Financial Services form July 2019 until May 2014. Mr. Nusinzon earned a Bachelor of Science degree in Computer Science from Pennsylvania State University and a Master of Business Administration degree with a triple specialization in Finance, Accounting and Management from New York University’s Leonard N. Stern School of Business.

As of September 30, 2018, Mr. Nusinzon owned no Fund shares and did not manage any accounts other than the Fund.

Portfolio Manager Compensation

As compensation, Mr. Milberg and Mr. Nusinzon receive fixed base salaries and retirement account matching benefits. Mr. Milberg and Mr. Nusinzon are also entitled to receive discretionary bonuses which may be based upon, among other things, each of their individual performance and the performance of the Fund and Adviser.

Conflicts of Interest

Set out below are practices that the Adviser may follow. Although the Adviser anticipates that the Private Real Estate Investment Fund and Public Investment Fund managers will follow practices similar to those described below, no guarantee or assurances can be made that similar practices will be followed or that a Private Real Estate Investment Fund or Public Investment Fund manager will abide by, and comply with, its stated practices. A Private Real Estate Investment Fund or Public Investment Fund manager may provide investment advisory and other services, directly or through affiliates, to various affiliated entities and accounts other than the Private Real Estate Investment Funds or Public Investment Funds.

When a Portfolio Manager has responsibility for managing more than one account, potential conflicts of interest may arise. Those conflicts could include preferential treatment of one account over others in terms of allocation of resources or of investment opportunities for accounts with similar strategies. In addition, a Portfolio Manager, who on behalf of the Adviser, provides investment advisory services to the Fund, may be engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating his time and activity between the Fund other accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) attempt to avoid conflicts of interest that may arise as a result of the management of multiple client accounts (including client accounts managed by affiliates of the Adviser). The Adviser (and its affiliates) and the Portfolio Managers (and the portfolio managers for clients managed by affiliates of the Adviser) have adopted allocation policies and procedures intended to treat all client accounts (including client accounts managed by affiliates of the Adviser) in a fair and equitable manner. Such allocation policies and procedures also apply to situations in which an investment opportunity of a limited amount, size or quantity is appropriate for more than one client account (including client accounts managed by affiliates of the Adviser) and require that the Adviser and its affiliates allocate investment opportunities among such accounts in a fair and equitable manner (i.e., on a pro rata basis, on an alternating basis, etc.). To the extent that a Portfolio Manager seeks to purchase or sell the same security for multiple client accounts, the Portfolio Manager may aggregate, or bunch, these orders where he deems this to be appropriate and consistent with applicable regulatory requirements. When a bunched order is filled in its entirety, each participating client account will participate at the average security prices for the bunched order. When a bunched order is only partially filled, the securities purchased will be allocated on a pro-rata basis to each account participating in the bunched order based upon the initial amount requested for the account, subject to certain exceptions. Each participating account will receive the average price for the bunched order on the same business day.

ALLOCATION OF BROKERAGE

Specific decisions to purchase or sell securities for the Fund are made by the Portfolio Managers who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund's use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser (as applicable) will take into consideration the following qualitative factors including but not limited to:

•	The ability to effect prompt and reliable executions at favorable prices (including the applicable dealer spread or commission, if any);
•	The operational efficiency with which transactions are effected and the efficiency of error resolution, taking into account the size of order and difficulty of execution;
•	The financial strength, integrity and stability of the broker;
•	Special execution capabilities;
•	Clearance;
•	Settlement;
•	Reputation;
•	On-line pricing;
•	Block trading and block positioning capabilities;
•	Willingness to execute related or unrelated difficult transactions in the future;
•	Order of call;
•	On-line access to computerized data regarding Clients’ accounts;
•	Custodial (and other) services provided by such brokers and/or dealers that may potentially enhance an Adviser’s general portfolio management capabilities;
•	Performance measurement data;
•	Financing terms;
•	The quality, comprehensiveness and frequency of available research and related services considered to be of value;
•	Provision of the opportunity to participate in capital introduction events sponsored by the broker-dealer; and
•	Commission-sharing agreements that are in effect at the time of the transaction.

The Adviser will also take into consideration the following quantitative factors including but not limited to:

•	Price;
•	Cost of transaction;
•	Speed of execution;
•	Likelihood of execution and/or settlement;
•	Size and complexity of the order;
•	Characteristics and nature of the orders; and
•	Applicable credit rating of the investment.

The Adviser is not required to weigh any of these factors equally.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended September 30, 2016, September 30, 2017, and September 30, 2018, the Fund paid $140,293, $223,956, and $326,228 in brokerage commissions, respectively.

Affiliated Party Transactions

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may, in accordance with rules under the 1940 Act, engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances pursuant to policies adopted by the Trustees pursuant to Rule 17a-7 under the 1940 Act, in which the Adviser determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument on the same day.

During the fiscal year ended September 30, 2016, September 30, 2017, and September 30, 2018 the Fund did not execute portfolio transactions through a broker that is an affiliated person of the Fund or a Fund affiliate, or that has an affiliate which is affiliated with the Fund, the Adviser, or the Distributor. If the Adviser places Fund trades through an affiliated broker, the trades will be executed under a policy adopted by the Trustees pursuant to Section 17(e) and Rule 17(e)(1) under the 1940 Act which places limitations on the securities transactions effected through affiliates. The Board of Trustees reviews the Fund’s policy with respect to brokerage from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund.

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income (the “Income Test”) from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

Some of the income and fees that the Fund will recognize may not satisfy the Income Test. In order to ensure that such income and fees do not disqualify the Fund as a regulated investment company for a failure to satisfy such test, the Fund may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the Fund’s return on such income and fees.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in his, her or its Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

The repurchase of the Fund’s shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his, her or its shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, a shareholder who tenders all of his, her or its shares (including shares deemed owned by such shareholder through application of the constructive ownership rules) will be treated as having sold the shares and generally will realize a capital gain or loss.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date. To the extent that a shareholder purchases additional shares at a discount to fair market value, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his, her or its federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements. Investing in municipal bonds and other tax-exempt securities is not a principal investment strategy of the Fund. Nonetheless, to the extent the Fund invests in municipal bonds that are not exempt from the alternative minimum tax, some shareholders may be subject to the alternative minimum tax. Investors should consult their tax advisers for more information.

Under the Code, the Fund will be required to report to the Internal Revenue Service (“IRS”) all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the Fund with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect tax identification number or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gains distributions received from the Fund and net gains from redemptions or other taxable dispositions of the Fund’s shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds certain threshold amounts.

The Fund is required to report to each shareholder and to the IRS cost basis information for covered shares of the Fund acquired on or after January 1, 2012, and sold or redeemed after that date. This information includes the adjusted cost basis of the shares and whether the gain or loss is long-term or short-term. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Options, Futures, Forward Contracts and Swap Agreements

The Fund's transactions in options, futures contracts, hedging transactions, forward contracts, straddles and foreign currencies, if any, will be subject to special tax rules (including mark-to-market, constructive sale, straddle, wash sale and short sale rules), the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

Certain of the Fund's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If the Fund's book income exceeds its taxable income, the distribution (if any) of such excess book income will be treated as (i) a dividend to the extent of the Fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset. If the Fund's book income is less than taxable income, the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

Passive Foreign Investment Companies

Investment by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company, which tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to treat a PFIC as a “qualified electing fund” (“QEF”), in which case the Fund will be required to include its share of the company's income and net capital gains annually, regardless of whether it receives any distribution from the company.

The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold and repurchased its holdings in those PFICs on the last day of the Fund's taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed for the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund's total return.

Foreign Currency Transactions

The Fund's transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

Private Investment Funds

Certain private investment funds in which the Fund invests may be classified as partnerships for U.S. federal income tax purposes. For purposes of the Income Test, income that the Fund realizes from equity interests in entities that are so classified will generally have the same character for the Fund as in the hands of such an entity; consequently, the Fund may be required to limit its equity investments in any such entities that earn fee income, rental income, or other nonqualifying income. Additionally, private investment funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Fund to monitor the source of its income, and otherwise comply with Subchapter M of the Code, and ultimately may limit the universe of private investment funds in which the Fund may invest.

Investment in CLOs

Some of the collateralized loan obligations (“CLOs”) in which the Fund invests may be PFICs, which are generally subject to the tax consequences described above. Investment in CLOs that are PFICs may cause the Fund to be required to recognize in a year income in excess of the Fund’s distributions from PFICs and the Fund’s proceeds from dispositions of PFIC stock during that year (i.e., phantom interest), and the Fund must distribute such income to satisfy the distribution requirements applicable to regulated investment companies.

If the Fund holds more than 10% of the interests treated as equity for U.S. federal income tax purposes in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments and certain debt tranche investments in a CLO treated as a CFC), the Fund may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to the Fund’s pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains), whether or not the corporation makes an actual distribution during such year. This deemed distribution is required to be included in the income of certain U.S. shareholders of a CFC regardless of whether the shareholder has made a QEF election with respect to such CFC. In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A “U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. If the Fund is treated as receiving a deemed distribution from a CFC, the Fund will be required to include such distribution in its taxable income regardless of whether the Fund receives any actual distributions from such CFC. The Fund must distribute such income to satisfy the distribution requirements applicable to RICs, even to the extent the Fund’s income from a CFC exceeds the distributions from the CFC and the Fund’s proceeds from the dispositions of CFC stock during that year (i.e., phantom income).

Investments in other Regulated Investment Companies

The Fund may invest in business development companies, ETFs, mutual funds and other entities that seek to qualify as regulated investment companies under Subchapter M of the Code. To qualify and remain eligible for the special tax treatment accorded to regulated investment companies and their shareholders under the Code, each of such entities must meet certain source-of-income, asset diversification and annual distribution requirements. If such an entity fails to qualify as a regulated investment company, such entity would generally be liable for federal, and possibly state, corporate taxes on its taxable income and gains. Such failure could substantially reduce the entity’s net assets and the amount of income available for distribution to the Fund, which would in turn decrease the total return of the Fund in respect of such investment.

Phantom Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or original issue discount for U.S. federal income tax purposes and, as described above, the Fund may invest in CLOs that are treated as PFICs or CFCs. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to regulated investment companies and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Uncertain Tax Treatment

The Fund may invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, in order to seek to ensure that it distributes sufficient income to ensure that it does not become subject to U.S. federal income or excise tax.

Foreign Taxation

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries. Tax treaties and conventions between certain countries and the U.S. may reduce or eliminate such taxes. If more than 50% of the value of the Fund's total assets at the close of its taxable year consists of securities of foreign corporations, the Fund may be able to elect to “pass through” to the Fund's shareholders the amount of eligible foreign income and similar taxes paid by the Fund. It is not generally expected that the Fund will be eligible to make this election. If this election is made, a shareholder generally subject to tax will be required to include in gross income (in addition to taxable dividends actually received) his, her or its pro rata share of the foreign taxes paid by the Fund, and may be entitled either to deduct (as an itemized deduction) his, her or its pro rata share of foreign taxes in computing his, her or its taxable income or to use it as a foreign tax credit against his, her or its U.S. federal income tax liability, subject to certain limitations. In particular, a shareholder must hold his, her or its shares (without protection from risk of loss) on the ex-dividend date and for at least 15 more days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a gain dividend. No deduction for foreign taxes may be claimed by a shareholder who does not itemize deductions. Each shareholder will be notified within 60 days after the close of the Fund's taxable year whether the foreign taxes paid by the Fund will “pass through” for that year.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder's U.S. tax attributable to his, her or its total foreign source taxable income. For this purpose, if the pass-through election is made, the source of the Fund's income will flow through to shareholders of the Fund. With respect to the Fund, gains from the sale of securities will be treated as derived from U.S. sources and certain currency fluctuation gains, including fluctuation gains from foreign currency-denominated debt securities, receivables and payables will be treated as ordinary income derived from U.S. sources. The limitation on the foreign tax credit is applied separately to foreign source passive income, and to certain other types of income. A shareholder may be unable to claim a credit for the full amount of his, her or its proportionate share of the foreign taxes paid by the Fund. The foreign tax credit can be used to offset only 90% of the revised alternative minimum tax imposed on corporations and individuals and foreign taxes generally are not deductible in computing alternative minimum taxable income.

In general, dividends (other than capital gains dividends) to a non-U.S. shareholder (an investor that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, or a foreign estate or trust) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. shareholder will be required to provide an applicable IRS Form W-8 (or substitute form) certifying its entitlement to benefits under a treaty.

An investment in shares of the Fund by a non-U.S. shareholder may also be subject to U.S. federal estate tax.

Effective July 1, 2014, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of dividends and (effective January 1, 2017) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to enable the Fund to determine whether withholding is required.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Advertising

The Fund, or any underwriter for the Fund, must comply with the provisions of Section 24(b) of the 1940 Act and the rules thereunder (as if the Fund were an open-end company) and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Administrator

ALPS Fund Services, Inc. (“ALPS”), located at 1290 Broadway, Suite 1100, Denver, CO 80203, serves as the Fund’s administrator and fund accountant pursuant to a fund services agreement between ALPS and the Fund. For its services as administrator and accounting agent, the Fund pays ALPS the greater of a minimum fee or fees based on the annual net assets of the Fund (with such minimum fees subject to an annual cost of living adjustment) plus out of pocket expenses.

During the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018, the Fund paid $159,816, $187,044, and $281,482, respectively, in administration and fund accounting fees to ALPS.

Transfer Agent

DST Systems, Inc., located at 333 W. 11th Street, Kansas City, MO 64105, serves as Transfer Agent pursuant to a transfer agency agreement between DST Systems, Inc. and the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, Suite 1700, Columbus, OH 43215, acts as legal counsel to the Fund.

Custodian

MUFG Union Bank, N.A. (the “Custodian”) serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board of Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1251 Avenue of the Americas, New York, NY 10020.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BBD, LLP is the independent registered public accounting firm for the Fund and will audit the Fund's financial statements. BBD, LLP is located at 1835 Market Street, 3rd Floor, Philadelphia, PA 19103.

FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm's report thereon contained in the Fund's annual report dated September 30, 2018, are incorporated by reference in this Statement of Additional Information. The Fund's annual report and semi-annual report are available upon request, without charge, by calling the Fund toll-free at 1-855-747-9559.

APPENDIX A

Proxy Voting Policies and Procedures

A. GENERAL POLICY

Rule 206(4)-6 requires a registered investment adviser that exercises voting authority over Client securities to implement proxy voting policies and describe those policies to their Clients. In any instance in which Resource Real Estate Diversified Income Fund or Resource Credit Income Fund (individually “Client” or collectively “Clients”) owns any class of shares of a portfolio company for which proxies are solicited, the applicable Adviser will vote proxies for such shares on behalf of its Clients in accordance with these Proxy Voting Policies and Procedures.

Resource Real Estate, LLC’s and Resource Alternative Advisor, LLC’s (individually “Adviser” or collectively “Advisers”) general policy is to vote proxies in a manner that serves the best interest of the Client and in accordance with the Client’s governing documents, as determined by the applicable Adviser in its discretion, taking into account relevant factors, including:

•	The impact on the value of the returns to the relevant Client;

•	Alignment of the interest of the issuer’s management with the relevant Client’s interest, including establishing appropriate incentives for management;

•	The ongoing relationship between the relevant Client and issuer in which it invests, including the continued or increased availability of information; and

•	Industry and business practices.

In addition, the Advisers pay particular attention to the following matters in exercising their proxy voting responsibilities as a fiduciary for their Clients:

•	Accountability. Each company should have effective means in place to hold those entrusted with running a company’s business accountable for their actions. Management of a company should be accountable to its board of directors and the board should be accountable to shareholders.

•	Alignment of Management and Shareholder Interests. Each company should endeavor to align the interests of management and the board of directors with the interests of the company’s shareholders. For example, we generally believe that compensation should be designed to reward management for doing a good job of creating value for the shareholders of the company.

•	Transparency. Promotion of timely disclosure of important information about a company’s business operations and financial performance enables investors to evaluate the performance of a company and to make informed decisions about the purchase and sale of a company’s securities.

B. SUMMARY OF PROXY VOTING GUIDELINES

1. ELECTION OF THE BOARD OF DIRECTORS

The Advisers believe that good corporate governance generally starts with a board composed primarily of independent directors, unfettered by significant ties to management, all of whose members are elected annually. The Advisers also believe that some measure of turnover in board composition typically promotes more independent board action and fresh perspectives on governance. Of greater importance is the skill set of the proposed board member. The Advisers will also look at the backgrounds of the directors to gauge their business acumen and any special talent or experience that may add value to their participation on the board.

The election of a company’s board of directors is one of the most fundamental rights held by shareholders. Because a classified board structure prevents shareholders from electing a full slate of directors annually, we will pay special attention to efforts to declassify boards or other measures that permit shareholders to remove a majority of directors at any time.

2. APPROVAL OF INDEPENDENT AUDITORS

The Advisers believe that the relationship between a company and its auditors should be limited primarily to the audit engagement, although it may include certain closely related activities that do not raise an appearance of impaired independence.

The Advisers will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with a company to determine whether we believe independence has been, or could be, compromised.

3. EQUITY-BASED COMPENSATION PLANS

The Advisers believe that appropriately designed equity-based compensation plans, approved by shareholders, can be an effective way to align the interests of shareholders and the interests of directors, management, and employees by providing incentives to increase shareholder value. Conversely, the Advisers are opposed to plans that substantially dilute ownership interests in the company, provide participants with excessive awards, or have inherently objectionable structural features.

The Advisers will generally support measures intended to increase stock ownership by executives and the use of employee stock purchase plans to increase company stock ownership by employees. These may include:

•	Requiring senior executives to hold stock in a company.

•	Requiring stock acquired through option exercise to be held for a certain period of time.

These are guidelines, and we consider other factors, such as the nature of the industry and size of the company, when assessing a plan’s impact on ownership interests.

4. CORPORATE STRUCTURE

The Advisers view the exercise of shareholders’ rights, including the rights to act by written consent, to call special meetings and to remove directors, to be fundamental to good corporate governance.

Because classes of common stock with unequal voting rights limit the rights of certain shareholders, the Advisers generally believe that shareholders should have voting power equal to their equity interest in the company and should be able to approve or reject changes to a company’s by-laws by a simple majority vote.

The Advisers will generally support the ability of shareholders to cumulate their votes for the election of directors.

5. SHAREHOLDER RIGHTS PLANS

There are arguments both in favor of and against shareholder rights plans, also known as poison pills. For example, such measures may tend to entrench or provide undue compensation to current management, which the Advisers generally consider to have a negative impact on shareholder value. Therefore, the Advisers’ preference is for a plan that places shareholder value in a priority position above interests of management.

C. CONFLICTS OF INTEREST

As stated above, in evaluating how to vote a proxy, the applicable Portfolio Manager will first determine whether there is a conflict of interest related to the proxy in question between the applicable Adviser and the Clients. This examination will include (but will not be limited to) an evaluation of whether the Adviser (or any affiliate of the Adviser) has any relationship with the company (or an affiliate of the company) to which the proxy relates outside of an investment in such company by a Client of the applicable Adviser.

If a conflict is identified and deemed “material” by the PM, the applicable Adviser will determine whether voting in accordance with the proxy voting guidelines outlined below is in the best interests of the Client (which may include utilizing an independent third party to vote such proxies).

With respect to material conflicts, an Adviser will determine whether it is appropriate to disclose the conflict to affected clients to give such clients the opportunity to vote the proxies in question themselves. However, with respect to ERISA clients whose advisory contract reserves the right to vote proxies when an Adviser has determined that a material conflict exists that affects its best judgment as a fiduciary to the ERISA client, such Adviser will:

•	Give the ERISA client the opportunity to vote the proxies in question themselves; or

•	Follow designated special proxy voting procedures related to voting proxies pursuant to the terms of the investment management agreement with such ERISA clients (if any).

D. PROCEDURES FOR PROXIES

An Adviser will generally adhere to the following procedures for voting proxies:

•	A written record of each proxy received by the applicable Adviser (on behalf of its Clients) will be kept in such Adviser’s files;

•	Prior to voting any proxies, the applicable Portfolio Manager will determine if there are any conflicts of interest related to the proxy in question in accordance with the general guidelines set forth above. If a conflict is identified, the applicable portfolio manager will then make a determination (which may be in consultation with outside legal counsel) as to whether the conflict is material.

E. RECORD OF PROXY VOTING

The applicable Adviser and the CCO will be responsible for maintaining files relating to its proxy voting procedures. Records will be maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept in the offices of the Adviser. Records of the following will be included in the files:

•	Copies of these proxy voting policies and procedures, and any amendments thereto;

•	A copy of each proxy statement that an Adviser received; provided, however, that the Adviser may rely on obtaining a copy of proxy statements from the SEC’s EDGAR system for those proxy statements that are so available;

•	With respect to DIF and CIF, a copy of the most recently filed Form N-PX, which will be available to Clients upon request;

•	A record of each vote that an Adviser casts;

•	A copy of any document that an Adviser created that was material to making a decision how to vote the proxies, or memorializes that decision (if any); and

•	A copy of each written request for information on how an Adviser voted such client’s proxies and a copy of any written response to any request for information on how an Adviser voted proxies on behalf of clients.

Resource real estate DIVERSIFIED income Fund

PART C - OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial highlights of the Registrant for the fiscal period ended September 30, 2018 are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended September 30, 2018, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

a.	(1)	Agreement and Declaration of Trust[1]

(2)	Amended and Restated Agreement and Declaration of Trust[1]

(3)	Certificate of Trust[1]

(4)	Certificate of Amendment to Certificate of Trust[1]

b.	By-Laws[2]

c.	Voting Trust Agreements: None

d.	(1)	Instruments Defining Rights of Security Holders. See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.

(2)	Multiple Class Plan[9]

e.	Dividend reinvestment plan: None.

f.	Rights of subsidiaries long-term debt holders: Not applicable.

g.	Investment Advisory Agreement[8]

h.	(1)	Distribution Agreement (filed herewith)

(2)	Selling Agreement Form[2]

(3)	Shareholder Servicing Plan (Class L Shares) [9]

(4)	Distribution Plan (Class C Shares)[3]

(5)	Distribution Plan (Class W Shares)[4]

(6)	Distribution Plan (Class T Shares)[5]

(7)	Distribution Plan (Class D Shares)[5]

(8)	Distribution Plan (Class L Shares) [9]

(9)	Dealer Manager Agreement[3]

(10)	Amendment No. 1 to Dealer Manager Agreement[4]

(11)	Amendment No. 2 to Dealer Manager Agreement[5]

(12)	Amendment No. 3 to Dealer Manager Agreement[9]

i.	Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j.	Custodian Agreement[2]

k.	(1)	Administrative, Bookkeeping and Pricing Services Agreeement[4]

(2)	Amendment No. 2 to Administrative, Bookkeeping and Pricing Services Agreement[11]

(3)	Amendment No. 3 to Administrative, Bookkeeping and Pricing Services Agreement (filed herewith)

(4)	Amended and Restated Expense Limitation Agreement (filed herewith)

l.	(1)	Opinion and Consent of Counsel[2]

(2)	Consent of Counsel (filed herewith)

n.	Consent of BBD, LLP (filed herewith)

p.	Initial Capital Agreement[2]

r.	(1)	Code of Ethics-Fund (filed herewith)

(2)	Code of Ethics-Adviser (filed herewith)

(3)	Code of Ethics-Principal Underwriter/Distributor[11]

s.	Other

(1)	Powers of Attorney (Alan Feldman, Steven Saltzman, Enrique Casanova, Fred Berlinsky)[2]

(2)	Power of Attorney (David Burns)[6]

(3)	Valuation Procedures[2]

(4)	Subscription Agreement[2]

1)	Previously filed on September 19, 2012 in the Registrant’s Registration Statement on Form N-2 and hereby incorporated by reference.
2)	Previously filed on March 7, 2013 in the Registrant’s Pre-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
3)	Previously filed on June 25, 2014 in the Registrant’s Post-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
4)	Previously filed on November 21, 2014 in the Registrant's Post-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
5)	Previously filed on February 9, 2015 in the Registrant's Post-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
6)	Previously filed on June 29, 2015 in the Registrant's Post-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
7)	Previously filed on January 28, 2016 in the Registrant’s Post-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
8)	Previously filed on January 27, 2017 in the Registrant’s Post-Effective Amendment to its Registration Statement on Form N-2 and hereby incorporated by reference.
9)	Previously filed on June 20, 2017 in the Registrant’s Registration Statement on Form N-2 and hereby incorporated by reference.
10)	Previously filed on August 30, 2017 in the Registrant’s Registration Statement on Form N-2 and hereby incorporated by reference.
11)	Previously filed on January 29, 2018 in the Registrant’s Registration Statement on Form N-2 and hereby incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of December 31, 2018:

Title of Class	Number of Record Holders
Class A	2,564
Class C	1,842
Class D	174
Class I	1,842
Class L	120
Class T	139
Class U	193
Class W	2,831

Item 30. Indemnification

Reference is made to Article VIII, Section 2 of the Registrant's Amended Agreement and Declaration of Trust (the "Declaration of Trust"), incorporated by reference as Exhibit (a)(2) hereto, and to Section 8 of the Registrant's Underwriting/Distribution Agreement, incorporated by reference as Exhibit h(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Distribution Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect. The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

Resource Real Estate, LLC, a Delaware limited liability company (the “Adviser”), serves as the investment adviser to the Registrant. Please see Parts A and B of this Registration Statement, and the Adviser’s Form ADV (CRD No. 157365), each of which is incorporated herein by reference, for a description of any other business, profession, vocation, or employment of a substantial nature (each such activity, an “Outside Business”) engaged in by the Adviser over the past two fiscal years.

Any Outside Business in which a director, executive officer or partner of the Adviser is or has been, at any time during the last two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee, is disclosed below:

Name and Position with the Adviser	Name, Address of, and Connection with Other Firm(s)
Alan F. Feldman, President and Chief Executive Officer

Disclosure regarding Mr. Feldman’s Outside Business activities, including the names of, and his connections with, the relevant companies, may be found in Part B of this Registration Statement, and such disclosure is incorporated herein by reference. The addresses of such companies are:

Resource Alternative Advisor, LLC

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource America, Inc.

1845 Walnut Street, 18th Floor, Philadelphia, PA 19103

Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Credit Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Jeffrey P. Cohen, Executive Vice President	Island Capital Group LLC 717 Fifth Avenue, 18th Floor, New York, NY 10022 (President) C-III Capital Partners LLC 5221 North O’Connor Boulevard, Suite 800, Irving, TX 75039 (President)
James A. Aston, Executive Vice President

Island Capital Group LLC

717 Fifth Avenue, 18th Floor, New York, NY 10022

(Chief Financial Officer, Executive Managing Director and Principal)

C-III Capital Partners LLC

5221 North O’Connor Boulevard, Suite 800, Irving, TX 75039

(Chief Financial Officer and Executive Managing Director)

George E. Carleton, Executive Vice President

Island Capital Group LLC

717 Fifth Avenue, 18th Floor, New York, NY 10022

(Executive Managing Director)

C-III Capital Partners LLC

5221 North O’Connor Boulevard, Suite 800, Irving, TX 75039

(Executive Managing Director)

Name and Position with the Adviser	Name, Address of, and Connection with Other Firm(s)
Lawrence S. Block, Senior Vice President, Chief Compliance Officer and Secretary

Disclosure regarding Mr. Block’s Outside Business activities, including the names of, and his connections with, the relevant companies, may be found in Part B of this Registration Statement, and such disclosure is incorporated herein by reference. The addresses of such other companies are:

Island Capital Group LLC

717 Fifth Avenue, 18th Floor, New York, NY 10022

C-III Capital Partners LLC

5221 North O’Connor Boulevard, Suite 800, Irving, TX 75039

C-III Investment Management LLC

5221 North O’Connor Boulevard, Suite 800, Irving, TX 75039

Anubis Securities LLC

717 Fifth Avenue, 18th Floor, New York, NY 10022

Resource America, Inc.

1845 Walnut Street, 18th Floor, Philadelphia, PA 19103

Resource Real Estate, LLC

717 Fifth Avenue, 14th Floor, New York, NY 10022

Exantas Capital Manager, Inc.

717 Fifth Avenue, 12th Floor, New York, NY 10022

Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Credit Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Securities LLC

1845 Walnut Street, 17th Floor, Philadelphia, PA 19103

Thomas C. Elliott, Senior Vice President and Treasurer	Resource America, Inc. 1845 Walnut Street, 18th Floor, Philadelphia, PA 19103 (Executive Vice President and Chief Financial Officer)

Name and Position with the Adviser	Name, Address of, and Connection with Other Firm(s)
Steven R. Saltzman, Senior Vice President and Chief Financial Officer

Disclosure regarding Mr. Saltzman’s Outside Business activities, including the names of, and his connections with, the relevant companies, may be found in Part B of this Registration Statement. The addresses of such companies are:

Resource Real Estate, LLC

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Credit Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Justin Milberg, Managing Director

Disclosure regarding Mr. Milberg’s Outside Business activities, including the names of, and his connections with, the relevant companies, may be found in Parts A and B of this Registration Statement. The addresses of such other companies are:

Resource Liquid Alternatives (a business unit of Resource America, Inc.)

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Alternative Advisor, LLC

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Real Estate Diversified Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Resource Credit Income Fund

717 Fifth Avenue, 14th Floor, New York, NY 10022

Gene Nusinzson, Vice President

Disclosure regarding Mr. Nusinzon’s Outside Business activities, including the names of, and his connections with, the relevant company, may be found in Parts A and B of this Registration Statement, and such disclosure is incorporated herein by reference. The address of such company is:

J.P. Morgan Securities LLC

383 Madison Avenue, New York, NY 10179

(Senior Equity Research Associate)

Item 32. Location of Accounts and Records

ALPS Fund Services, Inc., the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 1290 Broadway, Suite 1100, Denver, Colorado 80203. DST Systems, Inc., the Fund’s transfer agent, maintains certain required books and records of the Registrant related to its function as transfer agent at PO Box 219169, Kansas City, MO 64121. MUFG Union Bank, N.A., the Fund’s custodian, maintains certain books and records of the Registrant related to its function as custodian at 350 California Street, 6th Floor San Francisco, California 94104. ALPS Distributors, Inc., the Fund’s distributor, maintains certain required books and records of the Registrant related to its function as distributor at 1290 Broadway, Suite 1100, Denver, Colorado 80203. The other required books and records are maintained by the Adviser at One Crescent Drive, Suite 203, Philadelphia, PA 19112.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of Shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b) For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 28th day of January, 2019.

RESOURCE REAL ESTATE DIVERSIFIED INCOME FUND

By:	/s/JoAnn M. Strasser
JoAnn M. Strasser
*Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 28th day of January, 2019.

Alan Feldman*	Trustee and Chief Executive Officer

Enrique Casanova*	Trustee

Fred Berlinsky*	Trustee and Chairman

David Burns*	Trustee

Steven Saltzman*	Treasurer and Chief Financial Officer

By:	/s/JoAnn M. Strasser
JoAnn M. Strasser
*Attorney-in-Fact

EXHIBIT INDEX

Description	Exhibit Number
Distribution Agreement	99h(9)
Amendment No. 3 to Administrative, Bookkeeping and Pricing Services Agreement	99k(3)
Amended and Restated Expense Limitation Agreement	99k(4)
Opinion and Consent of Counsel	99l(2)
Consent of BBD, LLP	99(n)
Code of Ethics - Trust	99r(1)
Code of Ethics - Adviser	99r(2)